Statement of Management’s Responsibility

for Financial Information

The management of Bank of Montreal (the “bank”) is responsible for preparation and presentation of the annual consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the applicable requirements of the Securities and Exchange Commission (“SEC”) in the United States. The financial statements also comply with the provisions of the Bank Act and related regulations, including interpretations of GAAP by the Office of the Superintendent of Financial Institutions Canada, our regulator.

The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators (“CSA”) as well as Item 303 of Regulation S-K under the United States Securities Act of 1933 and the Securities Exchange Act of 1934, and their related published requirements.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because events and circumstances in the future may not occur as expected.

The financial information presented in the bank’s Annual Report is consistent with that in the consolidated financial statements.

In meeting our responsibility for the reliability and timeliness of financial information, we maintain and rely on a comprehensive system of internal controls and internal audit, including organizational and procedural controls, disclosure controls and procedures, and internal control over financial reporting. Our system of internal controls includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and accounting policies that we regularly update. This structure ensures appropriate internal controls over transactions, assets and records. We also regularly audit internal controls. These controls and audits are designed to provide us with reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and we are in compliance with all regulatory requirements.

As at October 31, 2011, we, as the bank’s Chief Executive Officer and Chief Financial Officer, have determined that the bank’s internal control over financial reporting is effective. We have certified Bank of Montreal’s annual filings with the CSA and with the SEC pursuant to National Instrument 52-109 and the Securities Exchange Act of 1934.

In order to provide their audit opinions on our consolidated financial statements and on the bank’s internal control over financial reporting, the Shareholders’ Auditors audit our system of internal controls and conduct work to the extent that they consider appropriate. Their audit opinion on the bank’s system of internal controls is set forth below.

The Board of Directors, based on recommendations from its Audit Committee, reviews and approves the financial information contained in the Annual Report, including the MD&A. The Board of Directors and its relevant committees oversee management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls, compliance with legal and regulatory requirements, management and control of major risk areas, and assessment of significant and related party transactions.

The Audit Committee, which is comprised entirely of independent directors, is also responsible for selecting the Shareholders’ Auditors and reviewing the qualifications, independence and performance of both the Shareholders’ Auditors and internal audit. The Shareholders’ Auditors and the bank’s Chief Auditor have full and free access to the Board of Directors and its Audit and other relevant committees to discuss audit, financial reporting and related matters.

The Office of the Superintendent of Financial Institutions Canada conducts examinations and inquiries into the affairs of the bank as are deemed necessary to ensure that the provisions of the Bank Act, with respect to the safety of the depositors, are being duly observed and that the bank is in sound financial condition.

William A. Downe	Thomas E. Flynn	Canada
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer	December 6, 2011

112	BMO Financial Group 194th Annual Report 2011

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders and Board of Directors

of Bank of Montreal

We have audited the accompanying consolidated financial statements of Bank of Montreal, which comprise the consolidated balance sheets as at October 31, 2011 and October 31, 2010 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatements of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s prepa-

ration and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Bank of Montreal as at October 31, 2011 and October 31, 2010, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended October 31, 2011 in accordance with Canadian generally accepted accounting principles.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bank of Montreal’s internal control over financial reporting as of October 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated December 6, 2011 expressed an unmodified (unqualified) opinion on the effectiveness of Bank of Montreal’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants

December 6, 2011

Toronto, Canada

BMO Financial Group 194th Annual Report 2011	113

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders and Board of Directors

of Bank of Montreal

We have audited Bank of Montreal’s internal control over financial reporting as of October 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Bank of Montreal’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Discussion and Analysis”. Our responsibility is to express an opinion on the Bank of Montreal’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Bank of Montreal maintained, in all material respects, effective internal control over financial reporting as of October 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bank of Montreal as of October 31, 2011 and October 31, 2010 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information, and our report dated December 6, 2011 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

December 6, 2011

Toronto, Canada

114	BMO Financial Group 194th Annual Report 2011

Consolidated Balance Sheet

As at October 31 (Canadian $ in millions)	2011	2010
Assets
Cash and Cash Equivalents (Note 2)	$19,626	$17,368
Interest Bearing Deposits with Banks (Note 2)	3,968	3,186
Securities (Note 3)
Trading	71,579	71,710
Available-for-sale	58,684	50,543
Other	1,083	1,146
	131,346	123,399
Securities Borrowed or Purchased Under Resale Agreements (Note 4)	37,970	28,102
Loans (Notes 4 and 8)
Residential mortgages	54,454	48,715
Consumer instalment and other personal	59,445	51,159
Credit cards	2,251	3,308
Businesses and governments	84,953	68,338
	201,103	171,520
Customers’ liability under acceptances	7,227	7,001
Allowance for credit losses	(1,832)	(1,878)
	206,498	176,643
Other Assets
Derivative instruments (Note 10)	55,677	49,759
Premises and equipment (Note 11)	2,117	1,560
Goodwill (Note 13)	3,585	1,619
Intangible assets (Note 13)	1,562	812
Other (Note 14)	15,074	9,192
	78,015	62,942
Total Assets	$477,423	$411,640

Liabilities and Shareholders’ Equity
Deposits (Note 15)
Banks	$20,899	$19,435
Businesses and governments	159,746	130,773
Individuals	122,287	99,043
	302,932	249,251
Other Liabilities
Derivative instruments (Note 10)	51,400	47,970
Acceptances (Note 16)	7,227	7,001
Securities sold but not yet purchased (Note 16)	21,099	16,438
Securities lent or sold under repurchase agreements (Note 16)	39,163	47,110
Other (Note 16)	21,731	17,414
	140,620	135,933
Subordinated Debt (Note 17)	5,348	3,776
Capital Trust Securities (Note 18)	400	800
Shareholders’ Equity
Share capital (Note 20)	14,051	9,498
Contributed surplus	113	92
Retained earnings	14,275	12,848
Accumulated other comprehensive loss	(316)	(558)
	28,123	21,880
Total Liabilities and Shareholders’ Equity	$477,423	$411,640

The accompanying notes are an integral part of these consolidated financial statements.

William A. Downe	Philip S. Orsino
President and Chief Executive Officer	Chairman, Audit Committee

BMO Financial Group 194th Annual Report 2011	115

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except as noted)	2011	2010	2009
Interest, Dividend and Fee Income
Loans	$8,348	$7,270	$7,960
Securities (Note 3)	2,437	2,134	2,427
Deposits with banks	130	74	186
	10,915	9,478	10,573
Interest Expense
Deposits	2,641	2,362	4,041
Subordinated debt	157	119	135
Capital trust securities (Note 18)	32	71	80
Other liabilities	1,006	691	747
	3,836	3,243	5,003
Net Interest Income	7,079	6,235	5,570
Provision for credit losses (Note 4)	857	1,049	1,603
Net Interest Income After Provision for Credit Losses	6,222	5,186	3,967
Non-Interest Revenue
Securities commissions and fees	1,186	1,048	973
Deposit and payment service charges	834	802	820
Trading revenues	571	504	723
Lending fees	577	572	556
Card fees	145	233	121
Investment management and custodial fees	495	355	344
Mutual fund revenues	633	550	467
Securitization revenues (Note 8)	821	678	929
Underwriting and advisory fees	512	445	397
Securities gains (losses), other than trading (Note 3)	172	150	(354)
Foreign exchange, other than trading	93	93	53
Insurance income	283	321	295
Other	317	224	170
	6,639	5,975	5,494
Net Interest Income and Non-Interest Revenue	12,861	11,161	9,461
Non-Interest Expense
Employee compensation (Notes 22 and 23)	4,881	4,364	4,385
Premises and equipment (Note 11)	1,566	1,343	1,281
Amortization of intangible assets (Note 13)	231	203	203
Travel and business development	382	343	309
Communications	259	229	221
Business and capital taxes	51	52	44
Professional fees	503	372	362
Other	732	684	576
	8,605	7,590	7,381
Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	4,256	3,571	2,080
Provision for income taxes (Note 24)	917	687	217
	3,339	2,884	1,863
Non-controlling interest in subsidiaries (Notes 16 and 18)	73	74	76
Net Income	$3,266	$2,810	$1,787
Preferred share dividends (Note 20)	$144	$136	$120
Net income available to common shareholders	$3,122	$2,674	$1,667
Average common shares (in thousands)	591,253	559,822	540,294
Average diluted common shares (in thousands)	593,555	563,125	542,313
Earnings Per Share (Canadian $) (Note 25)
Basic	$5.28	$4.78	$3.09
Diluted	5.26	4.75	3.08
Dividends Declared Per Common Share	2.80	2.80	2.80

The accompanying notes are an integral part of these consolidated financial statements.

116	BMO Financial Group 194th Annual Report 2011

Consolidated Statement of Comprehensive Income

For the Year Ended October 31 (Canadian $ in millions)	2011	2010	2009
Net income	$3,266	$2,810	$1,787
Other Comprehensive Income
Net change in unrealized gains (losses) on available-for-sale securities	(77)	35	554
Net change in unrealized gains (losses) on cash flow hedges	294	48	(244)
Net gain (loss) on translation of net foreign operations	25	(242)	(458)
Total Comprehensive Income	$3,508	$2,651	$1,639
Consolidated Statement of Changes in Shareholders’ Equity
For the Year Ended October 31 (Canadian $ in millions)	2011	2010	2009
Preferred Shares (Note 20)
Balance at beginning of year	$2,571	$2,571	$1,746
Issued during the year	290	–	825
Balance at End of Year	2,861	2,571	2,571
Common Shares (Note 20)
Balance at beginning of year	6,927	6,198	4,773
Issued during the year	–	–	1,000
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan (Note 20)	179	537	338
Issued under the Stock Option Plan (Note 22)	122	192	87
Issued on the exchange of shares of a subsidiary corporation	1	–	–
Issued on the acquisition of a business (Note 12)	3,961	–	–
Balance at End of Year	11,190	6,927	6,198
Contributed Surplus
Balance at beginning of year	92	79	69
Stock option expense/exercised (Note 22)	21	13	8
Premium on treasury shares	–	–	2
Balance at End of Year	113	92	79
Retained Earnings
Balance at beginning of year	12,848	11,748	11,632
Net income	3,266	2,810	1,787
Dividends – Preferred shares (Note 20)	(144)	(136)	(120)
– Common shares (Note 20)	(1,690)	(1,571)	(1,530)
Share issue expense	(5)	(3)	(32)
Treasury shares	–	–	11
Balance at End of Year	14,275	12,848	11,748
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of year	515	480	(74)
Unrealized gains (losses) on available-for-sale securities arising during the year (net of income tax (provision) of $(13), $(21) and $(253))	(9)	108	491
Reclassification to earnings of (gains) losses in the year (net of income tax provision (recovery) of $30, $25 and $(26))	(68)	(73)	63
Balance at End of Year	438	515	480
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of year	62	14	258
Gains (losses) on cash flow hedges arising during the year (net of income tax (provision) recovery of $(135), $(69) and $64)	323	154	(153)
Reclassification to earnings of (gains) on cash flow hedges (net of income tax provision of $12, $48 and $44)	(29)	(106)	(91)
Balance at End of Year	356	62	14
Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of year	(1,135)	(893)	(435)
Unrealized loss on translation of net foreign operations	(83)	(725)	(1,331)
Impact of hedging unrealized loss on translation of net foreign operations (net of income tax (recovery) of $(41), $(206) and $(382))	108	483	873
Balance at End of Year	(1,110)	(1,135)	(893)
Total Accumulated Other Comprehensive Loss	(316)	(558)	(399)
Total Shareholders’ Equity	$28,123	$21,880	$20,197

The accompanying notes are an integral part of these consolidated financial statements.

BMO Financial Group 194th Annual Report 2011	117

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

For the Year Ended October 31 (Canadian $ in millions)	2011	2010	2009
Cash Flows from Operating Activities
Net income	$3,266	$2,810	$1,787
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading (Note 3)	4	40	301
Net (gain) loss on securities, other than trading (Note 3)	(176)	(190)	53
Net (increase) decrease in trading securities	(512)	(13,707)	7,207
Provision for credit losses (Note 4)	857	1,049	1,603
(Gain) on sale of securitized loans (Note 8)	(610)	(496)	(700)
Change in derivative instruments – (Increase) decrease in derivative asset	(6,512)	(2,803)	14,010
– Increase (decrease) in derivative liability	4,140	4,775	(9,510)
Amortization of premises and equipment (Note 11)	304	267	269
(Gain) on sales of land and buildings	(1)	(4)	(10)
Amortization of intangible assets (Note 13)	231	203	203
Net (increase) decrease in future income taxes	(32)	(62)	186
Net (increase) decrease in current income taxes	121	(229)	296
Change in accrued interest – (Increase) decrease in interest receivable	(20)	(75)	387
– Increase (decrease) in interest payable	64	(119)	(492)
Changes in other items and accruals, net	(552)	1,957	(2,796)
Net Cash Provided by (Used in) Operating Activities	572	(6,584)	12,794
Cash Flows from Financing Activities
Net increase (decrease) in deposits	16,700	14,633	(11,149)
Net increase (decrease) in securities sold but not yet purchased	4,842	4,662	(6,446)
Net increase (decrease) in securities lent or sold under repurchase agreements	(7,686)	2,043	17,467
Net decrease in liabilities of subsidiaries	(3,447)	(10)	(113)
Proceeds from issuance of Covered Bonds	3,495	2,129	–
Repayment of subordinated debt (Note 17)	–	(500)	(140)
Proceeds from issuance of subordinated debt (Note 17)	1,500	–	–
Redemption of Capital Trust Securities (Note 18)	(400)	(350)	–
Redemption of preferred share liability (Note 20)	–	–	(250)
Proceeds from issuance of preferred shares (Note 20)	290	–	825
Proceeds from issuance of common shares (Note 20)	129	197	1,087
Share issue expense	(5)	(3)	(32)
Cash dividends paid	(1,661)	(1,175)	(1,312)
Net Cash Provided by (Used in) Financing Activities	13,757	21,626	(63)
Cash Flows from Investing Activities
Net decrease in interest bearing deposits with banks	1,008	383	8,656
Purchases of securities, other than trading	(27,093)	(28,587)	(41,041)
Maturities of securities, other than trading	14,313	13,879	10,800
Proceeds from sales of securities, other than trading	15,908	15,329	18,917
Net (increase) in loans	(10,983)	(17,531)	(3,107)
Proceeds from securitization of loans (Note 8)	5,657	4,279	6,796
Net (increase) decrease in securities borrowed or purchased under resale agreements	(9,974)	6,725	(10,985)
Proceeds from sales of land and buildings	1	5	17
Premises and equipment – net purchases	(369)	(207)	(204)
Purchased and developed software – net purchases	(271)	(274)	(176)
Purchase of Troubled Asset Relief Program preferred shares and warrants	(1,642)	–	–
Acquisitions (Note 12)	677	(1,029)	(328)
Net Cash Used in Investing Activities	(12,768)	(7,028)	(10,655)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	697	(601)	(1,255)
Net Increase in Cash and Cash Equivalents	2,258	7,413	821
Cash and Cash Equivalents at Beginning of Year	17,368	9,955	9,134
Cash and Cash Equivalents at End of Year	$19,626	$17,368	$9,955
Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$18,270	$16,693	$8,656
Cheques and other items in transit, net	1,356	675	1,299
	$19,626	$17,368	$9,955
Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the year	$3,772	$3,371	$5,507
Amount of income taxes paid (refunded) in the year	$787	$897	$(232)

The accompanying notes are an integral part of these consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

118	BMO Financial Group 194th Annual Report 2011

Notes to Consolidated Financial Statements

Note 1: Basis of Presentation

We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), including interpretations of GAAP by our regulator, the Office of the Superintendent of Financial Institutions Canada (“OSFI”). We have included certain risk disclosures on pages 83 to 90 in the 2011 Management’s Discussion and Analysis. To clearly identify these disclosures, which form an integral part of these consolidated financial statements, they are presented in a blue-tinted font (text and tables).

We reconcile our Canadian GAAP results to those that would be reported under United States GAAP. Significant differences in consolidated total assets, total liabilities or net income arising from applying United States GAAP are described in Note 30. In addition, our consolidated financial statements comply with certain disclosure requirements of United States GAAP and the United States Securities and Exchange Commission (“SEC”) that are applicable to us.

Basis of Consolidation

We conduct business through a variety of corporate structures, including subsidiaries and joint ventures. Subsidiaries are those where we exercise control through our ownership of the majority of the voting shares. Joint ventures are those where we exercise joint control through an agreement with other shareholders. All of the assets, liabilities, revenues and expenses of our subsidiaries and our proportionate share of the assets, liabilities, revenues and expenses of our joint ventures are included in our consolidated financial statements. All significant inter-company transactions and balances are eliminated.

We hold investments in companies where we exert significant influence over operating, investing and financing decisions (those where we own between 20% and 50% of the voting shares). These are recorded at cost and are adjusted for our proportionate share of any net income or loss, comprehensive income or loss and dividends. They are recorded as other securities in our Consolidated Balance Sheet and our proportionate share of the net income or loss of these companies is recorded in interest, dividend and fee income, securities, in our Consolidated Statement of Income.

We hold interests in variable interest entities (“VIEs”), which we consolidate where we are the primary beneficiary. These are more fully described in Note 9.

Translation of Foreign Currencies

We conduct business in a variety of foreign currencies and report our consolidated financial statements in Canadian dollars. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated into Canadian dollars at historical rates. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.

Unrealized gains and losses arising from translating net investments in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in shareholders’ equity within accumulated other comprehensive loss on translation of net foreign operations. When we sell or liquidate an investment in a foreign operation, the associated translation gains and losses, previously included in shareholders’ equity as accumulated other comprehensive loss on translation of net foreign operations, are recorded as part of the gain or loss on disposition. All other foreign currency translation gains and losses are included in foreign exchange, other than trading, in our Consolidated Statement of Income as they arise.

From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies. Realized and unrealized gains and losses on the mark-to-market of foreign exchange contracts related to economic hedges are included in foreign exchange, other than trading, in our Consolidated Statement of Income. Changes in fair value on forward contracts that qualify as accounting hedges are recorded in other comprehensive income, with the spot/forward differential (the difference between the foreign currency rate at inception of the contract and the rate at the end of the contract) being recorded in interest expense over the term of the hedge.

Specific Accounting Policies

To facilitate a better understanding of our consolidated financial statements, we have disclosed our significant accounting policies throughout the following notes with the related financial disclosures by major caption:

Note	Topic	Page	Note	Topic	Page
1	Basis of Presentation	119	18	Capital Trust Securities	151
2	Cash Resources and Interest Bearing Deposits with Banks		19	Interest Rate Risk	152
			20	Share Capital	154
		122	21	Capital Management	156
3	Securities	122	22	Employee Compensation – Stock-Based Compensation
4	Loans, Customers’ Liability under Acceptances and Allowance for Credit Losses				156
			23	Employee Compensation – Pension and Other Employee Future Benefits
		126
5	Other Credit Instruments	129			158
6	Risk Management	129	24	Income Taxes	164
7	Guarantees	132	25	Earnings Per Share	166
8	Asset Securitization	133	26	Operating and Geographic Segmentation
9	Variable Interest Entities	136			167
10	Derivative Instruments	138	27	Related Party Transactions	169
11	Premises and Equipment	145	28	Contingent Liabilities	170
12	Acquisitions	145	29	Fair Value of Financial Instruments
13	Goodwill and Intangible Assets	147			171
14	Other Assets	148	30	Reconciliation of Canadian and United States Generally Accepted Accounting Principles
15	Deposits	148
16	Other Liabilities	149
17	Subordinated Debt	150			176

Changes in Accounting Policy

During the 2011 and 2010 fiscal years, there were no changes in Canadian GAAP accounting policies or disclosure requirements.

Future Changes in Accounting Policy

Transition to International Financial Reporting Standards

Canadian public companies are required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), for fiscal years beginning on or after January 1, 2011. For reporting periods commencing November 1, 2011, we will adopt IFRS as the basis for preparing our consolidated financial statements. We will report our financial results for the quarter ended January 31, 2012 prepared on an IFRS basis.

We will also provide comparative data on an IFRS basis, including an opening balance sheet as at November 1, 2010 (“transition date”). We have included new IFRS disclosure requirements in these financial statements, where appropriate. We have enhanced our disclosure in Note 11 – Premises and Equipment; Note 13 – Goodwill and Intangible Assets; Note 22 – Employee Compensation – Stock-Based Compensation; Note 23 – Employee Compensation – Pension and Other Employee Future Benefits; and Note 24 – Income Taxes to include certain IFRS disclosure requirements.

The differences between our accounting policies and IFRS requirements, combined with our decisions on the optional exemptions from retroactive application of IFRS, will result in measurement and recognition differences on transition to IFRS. The net impact of these differences will be recorded in opening retained earnings, affecting shareholders’ equity, with the exception of the accumulated other

BMO Financial Group 194th Annual Report 2011	119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

comprehensive loss on the translation of foreign operations (described below under cumulative translation differences), as this is already recorded in shareholders’ equity. These impacts will also extend to our capital ratios, with the exception of the change related to accumulated other comprehensive loss on translation of foreign operations, which will have no impact on our capital ratios.

The following information is provided to assist readers of our financial statements to better understand the expected effects of our adoption of IFRS on our consolidated financial statements. This information reflects our first-time adoption transition elections under IFRS 1, the standard for first-time adoption, our accounting policy choices under IFRS and the significant accounting changes resulting from our adoption of IFRS. The general principle under IFRS 1 is retroactive application, such that our opening balance sheet for the comparative year financial statements is to be restated as though the bank had always applied IFRS with the net impact shown as an adjustment to opening retained earnings. However, IFRS 1 contains mandatory exceptions and permits certain optional exemptions from full retroactive application. In preparing our preliminary opening balance sheet in accordance with IFRS 1, we have applied certain of the optional exemptions and the mandatory exceptions from full retroactive application of IFRS as described below.

Exemptions from Full Retroactive Application Elected

We have elected to apply the following optional exemptions from full retroactive application:

•

Pension and other employee future benefits – We have elected to recognize all cumulative actuarial gains and losses as at November 1, 2010 in opening retained earnings for all of our employee benefit plans.

•

Business combinations – We have elected not to apply IFRS 3, the standard for accounting for business combinations, retroactively in accounting for business combinations that took place prior to November 1, 2010.

•

Share-based payment transactions – We have elected not to go back and apply IFRS 2, the standard for accounting for share-based payments, in accounting for equity instruments granted on or before November 7, 2002, and equity instruments granted after November 7, 2002, that have vested by the transition date. We have also elected not to go back and apply IFRS 2 in accounting for liabilities arising from cash-settled share-based payment transactions that we settled prior to the transition date.

•

Cumulative translation differences – We have elected to reset the accumulated other comprehensive loss on translation of foreign operations to $nil at the transition date, with the adjustment recorded in opening retained earnings.

•

Derecognition of financial assets and financial liabilities – We have elected to apply to our securitized loans the derecognition provision of IAS 39, Financial Instruments: Recognition and Measurement prospectively in accounting for securitization transactions occurring on or after January 1, 2004.

•

Designation of previously recognized financial instruments – We have elected to designate $3,477 million of Canada Mortgage Bonds as available-for-sale securities on the transition date. Available-for-sale securities are measured at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss). These bonds were previously designated as held for trading and were measured at fair value with changes in fair value recorded in trading revenues. These bonds provided an economic hedge associated with the sale of the mortgages through a third-party securitization program under Canadian GAAP. Under IFRS, this economic hedge is no longer required as these mortgages will remain on our balance sheet.

Mandatory Exceptions to Retroactive Application

We have applied the following mandatory exceptions to full retroactive application:

•	Hedge accounting – Only hedging relationships that satisfied the hedge accounting criteria of IFRS as of the transition date are recorded as hedges in our results under IFRS.
•	Estimates – Hindsight was not used to create or revise estimates, and accordingly, the estimates previously made by us under Canadian GAAP are consistent with their application under IFRS.

Accounting Policy Choices

We have selected the following accounting policies in the areas where IFRS provides alternative choices:

•

Pension and other employee future benefits – We have chosen to defer our unrecognized market-related gains or losses on pension fund assets and the impact of changes in discount rates or from plan experience being different from management’s expectations on pension obligations (market-related amounts) on our balance sheet. We will amortize amounts in excess of 10% of our plan assets or benefit liability balances to pension expense over the expected remaining service period of active employees. This policy is consistent with our policy under current Canadian GAAP. The alternative choice available under IFRS was to record market-related amounts directly in equity.

•

Merchant banking investments – We have chosen to designate certain investments at fair value through profit or loss. Subsequent changes in fair value will be recorded in income as they occur. Investments not designated at fair value through profit or loss will be recorded as either available-for-sale securities, equity accounted investments, or loans, depending on the characteristics of each investment. Under Canadian GAAP, we record all our merchant banking investments at fair value, with changes in fair value recorded in income as they occur.

•

Joint venture investment – We have chosen to account for our joint venture investment using the proportionate consolidation method. This policy is consistent with our policy under current Canadian GAAP. The alternative choice available under IFRS was to account for joint venture investments using the equity method of accounting.

Significant Accounting Changes Resulting from our Adoption of IFRS

The main accounting changes listed should not be considered a comprehensive list of the impacts of adopting IFRS, but rather the most significant of certain key changes. The preliminary unaudited restated opening balance sheet as at November 1, 2010 on an IFRS basis is presented in the Future Changes in Accounting Policies – IFRS section of the Management’s Discussion and Analysis on pages 73 to 77 of this report.

Pension and Other Employee Future Benefits

Actuarial gains and losses consist of market-related gains and losses on pension fund assets and the impact of changes in discount rates and other assumptions or from plan experience being different from management’s expectations on pension obligations. Under Canadian GAAP, these amounts are deferred and only amounts in excess of 10% of our plan asset or benefit liability balances are recorded in pension expense over the expected remaining service period of active employees. Under IFRS, we elected to recognize all cumulative actuarial gains and losses as at November 1, 2010, in opening retained earnings for all of our employee benefit plans.

Asset Securitization

Securitization primarily involves the sale of loans originated by us to off-balance sheet entities or trusts (securitization programs). Under Canadian GAAP, we account for transfers of loans to our securitization programs and to third-party securitization programs as sales when control over the loans is given up and consideration other than notes issued by the securitization vehicle has been received. Under IFRS, financial assets are derecognized only when substantially all risks and rewards have been transferred as determined under the derecognition criteria contained in the IFRS financial instruments standard (IAS 39). Control is only considered when substantially all risks and rewards have been neither transferred nor retained.

Under IFRS, credit card loans and mortgages sold through these securitization programs do not qualify for derecognition as we have determined that the transfer of these loans and mortgages has not resulted in the transfer of substantially all the risk and rewards. This has

120	BMO Financial Group 194th Annual Report 2011

resulted in the associated assets and liabilities being recognized on our Consolidated Balance Sheet and gains previously recognized in income under Canadian GAAP being reversed at the transition date. Under IFRS, the credit card loans and mortgages sold through our securitization vehicles and through the Canada Mortgage Bond program and to the National Housing Act Mortgage-Backed Securities program will remain on our Consolidated Balance Sheet. Under Canadian GAAP, the credit card loans and mortgages sold through these programs were removed from our Consolidated Balance Sheet.

Under Canadian GAAP, mortgages converted into mortgage-backed securities that have not yet been sold to one of the securitization programs are recorded at fair value as available-for-sale securities, with all mark-to-market adjustments recorded in accumulated other comprehensive income (loss). Under IFRS, these mortgages are classified as loans and recorded at amortized cost; the associated mark-to-market adjustments recorded in accumulated other comprehensive income (loss) under Canadian GAAP are reversed through retained earnings at the transition date.

Additional information on our asset securitizations is included in Note 8.

Consolidation

The IFRS consolidation requirements primarily impact entities defined as variable interest entities (“VIEs”) under Canadian GAAP or special purpose entities (“SPEs”) under IFRS, with which we have entered into arrangements in the normal course. Under Canadian GAAP, the conclusion as to whether an entity should be consolidated is determined by using three different models: voting rights, VIEs and qualifying special purpose entities (“QSPEs”). Under the voting rights model, ownership of the majority of the voting shares leads to consolidation, unless control does not rest with the majority owners. Under the VIE model, VIEs are consolidated if the investments we hold in these entities or the relationships we have with them result in our being exposed to the majority of their expected losses, being able to benefit from the majority of their expected returns, or both. Under the QSPE model, an entity that qualifies as a QSPE is not consolidated. Under IFRS, an entity is consolidated if it is controlled by the reporting company, as determined under the criteria contained in the IFRS consolidated and separate financial statements standard (IAS 27) and, where appropriate, SIC-12 (an interpretation of IAS 27). As with Canadian GAAP, ownership of the majority of the voting shares leads to consolidation, unless control does not rest with the majority owners. For an SPE, our analysis considers whether the activities of the SPE are conducted on our behalf, our exposure to the SPE’s risks and benefits, our decision-making powers over the SPE, and whether these considerations demonstrate that we, in substance, control the SPE and therefore must consolidate it. There is no concept of a QSPE under IFRS.

Under IFRS we are required to consolidate our Canadian credit protection vehicle, our U.K. structured investment vehicles (“SIVs”), our U.S. customer securitization vehicle, BMO Capital Trust II and BMO Subordinated Notes Trust. Under Canadian GAAP, we are not required to consolidate these VIEs. For five of our eight Canadian customer securitization vehicles, the requirements to consolidate were not met under IFRS, a result that is consistent with the accounting treatment for the vehicles under Canadian GAAP.

Information on all our VIEs, including total assets, our exposure to loss and our assessment of the consolidation requirement under Canadian GAAP, is included in Note 9. Information on BMO Capital Trust II and BMO Subordinated Notes Trust is included in Notes 17 and 18.

Acquisition of Marshall & Ilsley Corporation (“M&I”)

Under Canadian GAAP, the M&I purchase price is based on an average of the market price of the shares over a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Under IFRS, the purchase price is based on the market price of the shares at the closing date of the transaction. Additionally, acquisition costs are capitalized under Canadian GAAP and classified as goodwill.

IFRS requires acquisition costs to be expensed. When we transition to IFRS in fiscal 2012, we will restate the acquisition of M&I and reflect these differences in our comparative year.

Non-controlling Interest

Under Canadian GAAP, non-controlling interest in subsidiaries is reported as other liabilities. Under IFRS, non-controlling interest in subsidiaries is reported as equity.

Translation of Net Foreign Operations

We have elected to reset the accumulated other comprehensive loss on translation of net foreign operations to $nil at the transition date, with the adjustment recorded in opening retained earnings.

Reinsurance

Under Canadian GAAP, reinsurance recoverables related to our life insurance business are offset against the related insurance liabilities. Under IFRS, reinsurance recoverable and insurance liabilities will be presented on a gross basis on our Consolidated Balance Sheet.

Future Replacement or Revision of Certain IFRS Standards

Financial Instruments

The IASB has released IFRS 9, a new standard for the classification and measurement of financial assets and financial liabilities. This is the first phase of a three-phase project to replace the current standard for accounting for financial instruments. The new standard specifies that financial assets are measured at either amortized cost or fair value on the basis of the reporting entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The classification and measurement of financial liabilities remain generally unchanged; however fair value changes attributable to changes in the credit risk for financial liabilities designated as at fair value through profit or loss are to be recorded in other comprehensive income unless the treatment would create or enlarge an accounting mismatch in profit or loss. These amounts are not subsequently reclassified to income but may be transferred within equity. The remaining change in the fair value of the liability continues to be recorded in income. The other phases of this project, which are currently under development, address impairment and hedge accounting. The IASB has tentatively decided that the effective date of this new standard will be deferred for two years from the originally proposed effective date, which will make it effective for us on November 1, 2015. We are assessing the impact of this new standard on our future financial results in conjunction with the completion of the other phases of the IASB’s financial instruments project.

Employee Benefits

The IASB has revised the standard on employee benefits. Under the new standard, service costs and net investment income (expense), which is calculated by applying the discount rate to the net benefit asset (liability) are recorded in income. As a result, a funding deficit will result in interest expense and a funding surplus will result in interest income, reflecting the financing effect of the amount owed to or from the plan. Under the prior standard, interest income could be earned on a plan with a funding deficit if the expected return on assets exceeded the interest cost on the benefit liability. Actuarial gains and losses consisting of market-related gains or losses on pension funds assets and the impact of changes in discount rates or assumptions or from plan experience being different from management’s expectations on pension obligations will be recognized immediately in equity and may no longer be deferred and amortized. This new standard is effective for us on November 1, 2013. We are currently assessing the impact of this revised standard on our future financial results.

BMO Financial Group 194th Annual Report 2011	121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value Measurement

The IASB has issued a new standard for fair value measurement that is effective for our interim and annual financial statements beginning on

November 1, 2013. The standard provides a common definition of fair value and establishes a framework for measuring fair value. We do not expect this new standard to have an impact on how we determine fair value.

Consolidated Financial Statements

The IASB has issued a new standard on consolidation that replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. This new standard provides a single consolidation model that identified control as the basis for consolidation for all types of entities. This new standard is effective for us on November 1, 2013. We are currently assessing the impact of this revised standard on our future financial results.

Investment in Associates and Joint Ventures

The IASB has amended IAS 28 to require that investments in joint ventures be accounted for using the equity method. This new standard is effective for us on November 1, 2013. This new standard will not have a significant impact on future financial results.

Use of Estimates

In preparing our consolidated financial statements we must make estimates and assumptions, mainly concerning fair values, which affect reported amounts of assets, liabilities, net income and related disclosures. The most significant assets and liabilities for which we must make estimates include: measurement of other than temporary impairment – Note 3; valuation of securities at fair value – Note 3; allowance for credit losses – Note 4; accounting for securitizations – Note 8; consolidation of variable interest entities – Note 9; valuation of derivative instruments at fair value – Note 10; fair value of assets acquired and liabilities assumed as a result of acquisitions – Note 12; goodwill and intangible assets – Note 13; insurance-related liabilities – Note 16; pension and other employee future benefits – Note 23; income taxes –Note 24; contingent liabilities – Note 28; and fair value of financial instruments – Note 29. If actual results differ from the estimates, the impact would be recorded in future periods.

Note 2: Cash Resources and Interest Bearing Deposits with Banks

(Canadian $ in millions)	2011	2010
Cash and deposits with Bank of Canada and other banks	18,270	16,693
Cheques and other items in transit, net	1,356	675
Total cash and cash equivalents	19,626	17,368

Cheques and Other Items in Transit, Net

Cheques and other items in transit are recorded at cost and represent the net position of the uncleared cheques and other items in transit between us and other banks.

Cash Restrictions

Some of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, amounting to $521 million as at October 31, 2011 ($461 million as at October 31, 2010).

Interest Bearing Deposits with Banks

Deposits with banks are recorded at amortized cost and include acceptances we have purchased that were issued by other banks. Interest income earned on these deposits is recorded on an accrual basis.

Note 3: Securities

Securities

Securities are divided into three types, each with a different purpose and accounting treatment. The three types of securities we hold are as follows:

Trading securities are securities that we purchase for resale over a short period of time. We report these securities at their fair value and record the fair value changes and transaction costs in our Consolidated Statement of Income in trading revenues.

Fair Value Option

Securities designated as trading under the fair value option are financial instruments that may be accounted for at fair value, with changes in fair value recorded in income provided they meet certain criteria. Securities designated as trading under the fair value option must have reliably measurable fair value and satisfy one of the following criteria established by OSFI: (1) accounting for them at fair value eliminates or significantly reduces an inconsistency in measurement or recognition that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on a different basis; (2) the securities are part of a group of financial assets, financial liabilities or both that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and is reported to key management personnel on a fair value basis; or (3) the securities are hybrid financial instruments with one or more embedded derivatives that would otherwise be required to be bifurcated and accounted for separately from the host contract. Financial instruments must be designated when they are acquired, and the designation is irrevocable. Had the fair value option not been elected on these securities, they would be accounted for as available-for-sale securities with unrealized gains and losses recorded in other comprehensive income.

Securities held by our insurance subsidiaries that support our insurance liabilities are designated as trading securities under the fair value option. Since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them, electing the fair value option for these investments better aligns the accounting result with the way the portfolio is managed. The fair value of these securities as at October 31, 2011 was $4,965 million ($4,153 million in 2010). The impact of recording these as trading securities was an increase in non-interest revenue, insurance income of $59 million for the year ended October 31, 2011 (increase of $298 million in 2010).

Available-for-sale securities consist of debt and equity securities that may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs.

Available-for-sale securities are measured at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) on available-for-sale securities in our Consolidated

122	BMO Financial Group 194th Annual Report 2011

Statement of Changes in Shareholders’ Equity until the security is sold, or if an unrealized loss is considered other than temporary. Gains and losses on disposal and other than temporary impairment losses are recorded in our Consolidated Statement of Income in securities gains (losses), other than trading. Interest income earned and dividends received on available-for-sale securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities. Available-for-sale securities whose sale is restricted are recorded at amortized cost. We have not classified any of our securities as held-to-maturity.

Investments made by our insurance operations are classified as available-for-sale or other securities, except for investments that support the policy benefit liabilities on our insurance contracts, which are designated as trading securities under the fair value option as discussed above. Interest and other fee income on available-for-sale securities is recognized when earned in our Consolidated Statement of Income in non-interest revenue, insurance income.

Transaction costs for non-trading securities are expensed.

Merchant banking investments, which are included in other securities in our Consolidated Balance Sheet, are securities held by our merchant banking subsidiaries. These subsidiaries account for their investments at fair value, with changes in fair value recorded in our Consolidated Statement of Income in securities gains (losses), other than trading as they occur.

We account for all of our securities transactions using settlement date accounting on our Consolidated Balance Sheet. For securities classified or designated as trading, changes in fair value between the trade date and settlement date are recorded in net income. For available-for-sale securities, changes in fair value between the trade date and settlement date are recorded in other comprehensive income.

Impairment Review

We review available-for-sale securities and investments where we exert significant influence, but not control, at each quarter end to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its unrealized losses represent impairment that is considered to be other than temporary.

In determining whether a loss is temporary, factors considered include the extent of the unrealized loss, the length of time that the security has been in an unrealized loss position, the financial condition and near-term prospects of the issuer, and our intention or obligation to sell the investment before any anticipated recovery. If the decline is considered not to be temporary, a write-down is recorded in our Consolidated Statement of Income in securities gains (losses), other than trading.

For debt securities classified as available-for-sale, a previous impairment loss is reversed through net income if an event occurs after the impairment was recognized that can be objectively attributed to an increase in fair value.

As at October 31, 2011, we had 295 available-for-sale securities (118 in 2010) with unrealized losses totalling $52 million (unrealized losses of $25 million in 2010). Of these available-for-sale securities, 20 have been in an unrealized loss position continuously for more than one year (54 in 2010), amounting to an unrealized loss position of $8 million (unrealized loss position of $10 million in 2010). Unrealized losses on these instruments, excluding corporate equities, resulted from changes in interest rates and not from deterioration in the credit worthiness of the issuers. We expect full recovery of principal and interest payments from certain debt securities due to governmental support and/or over-collateralization provided. The share prices and valuations of many equity securities that we hold have also appreciated from earlier levels. Based on these factors and our intention to not sell these securities before any anticipated recovery, we have determined that the unrealized losses are temporary in nature.

We did not own any securities issued by a single non-government entity where the book value, as at October 31, 2011 or 2010, was greater than 10% of our shareholders’ equity.

Included in other securities are investments where we exert significant influence, but not control, of $187 million and $196 million as at October 31, 2011 and 2010, respectively.

Fair Value Measurement

For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid prices. For securities where market quotes are not available, we use estimation techniques to determine fair value. These estimation techniques include discounted cash flows, internal models that utilize observable market data or comparisons with other securities that are substantially the same. In limited circumstances, we use internal models where the inputs are not based on observable market data. Further discussion of fair value measurement is included in Note 29.

Transferred Portfolio

During October 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued amendments to Handbook section 3855 “Financial Instruments – Recognition and Measurement”, section 3861 “Financial Instruments – Disclosure and Presentation” and section 3862 “Financial Instruments – Disclosure”. The amendments permit, in rare circumstances, certain reclassifications of non-derivative financial assets from the trading category to either the available-for-sale or held-to-maturity categories. They also permit the reclassification of certain available-for-sale loans to loans and receivables.

We elected to transfer from trading to available-for-sale those securities for which we had a change in intent to hold the securities for the foreseeable future rather than to exit or trade them in the short term due to market circumstances at that time. In accordance with the amendments, we recognized the transfers at the fair value of the securities on August 1, 2008.

A continuity of the transferred securities is as follows:

For the year ended October 31 (Canadian $ in millions)	2011	2010
Fair value of securities at beginning of year	435	1,378
Net sales	(324)	(928)
Change in fair value recorded in other comprehensive income	5	55
Other than temporary impairment recorded in income	(2)	(17)
Impact of foreign exchange	(5)	(53)
Fair value of securities at end of year	109	435

As of the reclassification date, effective interest rates on reclassified trading assets ranged from 2% to 17%, with expected recoverable cash flows of $2.2 billion. Ranges of effective interest rates were determined based on weighted-average rates for the portfolios transferred.

Fair value changes recorded in other comprehensive income would have resulted in a gain of $5 million being recorded in income for the year ended October 31, 2011 (gain of $55 million in 2010) if the securities had not been transferred from trading to available-for-sale. Interest and dividend income of $9 million related to the transferred securities was recorded in interest, dividend and fee income, securities in our Consolidated Statement of Income for the year ended October 31, 2011 ($26 million in 2010).

BMO Financial Group 194th Annual Report 2011	123

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions, except as noted)	Term to maturity					2011	2010
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	3,997	5,828	3,690	2,248	1,843	17,606	16,004
Canadian provincial and municipal governments	909	380	508	1,339	2,878	6,014	3,915
U.S. federal government	752	2,462	1,760	816	84	5,874	8,060
U.S. states, municipalities and agencies	123	34	106	112	227	602	1,054
Other governments	94	265	535	255	–	1,149	1,365
Mortgage-backed securities and collateralized mortgage obligations	3	–	18	177	566	764	1,070
Corporate debt	2,217	2,643	2,003	1,918	4,349	13,130	12,372
Corporate equity (1)	1	2	–	–	26,437	26,440	27,870
Total trading securities (2)	8,096	11,614	8,620	6,865	36,384	71,579	71,710
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	1,662	10,982	2,171	1,492	–	16,307	14,451
Fair value	1,665	11,170	2,184	1,616	–	16,635	14,701
Yield (%)	2.53	2.30	1.62	3.75	–	2.37	2.95
Canadian provincial and municipal governments
Amortized cost	478	680	51	155	120	1,484	1,623
Fair value	517	638	56	155	121	1,487	1,695
Yield (%)	2.76	1.43	1.86	2.56	3.25	2.14	2.19
U.S. federal government
Amortized cost	871	1,542	296	1,789	–	4,498	5,440
Fair value	871	1,544	300	1,955	–	4,670	5,658
Yield (%)	0.15	0.30	1.13	2.88	–	1.35	1.82
U.S. states, municipalities and agencies
Amortized cost	1,728	694	536	430	165	3,553	4,182
Fair value	1,730	725	536	462	174	3,627	4,257
Yield (%)	1.45	3.99	0.33	5.45	5.06	2.43	2.60
Other governments
Amortized cost	3,482	4,151	890	1	–	8,524	10,013
Fair value	3,484	4,153	891	1	–	8,529	10,042
Yield (%)	1.60	2.38	2.00	2.60	–	2.02	2.29
Mortgage-backed securities and collateralized mortgage obligations – Canada (3)
Amortized cost	–	1,796	8,419	–	–	10,215	7,945
Fair value	–	1,862	8,638	–	–	10,500	8,229
Yield (%)	–	1.70	2.31	–	–	2.20	2.38
Mortgage-backed securities and collateralized mortgage obligations – U.S.
Amortized cost	15	23	15	215	4,754	5,022	652
Fair value	15	23	16	223	4,849	5,126	683
Yield (%)	0.69	1.17	3.24	3.10	1.99	2.03	4.27
Corporate debt
Amortized cost	1,614	2,030	2,674	263	68	6,649	4,476
Fair value	1,646	2,102	2,701	274	67	6,790	4,592
Yield (%)	2.09	2.48	1.88	4.19	2.80	2.21	2.71
Corporate equity (1)
Amortized cost	108	67	34	84	1,011	1,304	662
Fair value	112	69	38	84	1,017	1,320	686
Yield (%)	4.42	2.36	4.73	0.06	0.89	1.30	2.21
Total cost or amortized cost (4)	9,958	21,965	15,086	4,429	6,118	57,556	49,444
Total fair value	10,040	22,286	15,360	4,770	6,228	58,684	50,543
Yield (%)	1.77	2.17	2.03	3.45	1.92	2.13	2.53
Other Securities
Carrying value	148	141	239	269	286	1,083	1,146
Fair value	148	141	239	269	420	1,217	1,180
Total cost or amortized cost of securities	18,202	33,720	23,945	11,563	42,788	130,218	122,300
Total carrying value of securities	18,284	34,041	24,219	11,904	42,898	131,346	123,399
Total by Currency (in Canadian $ equivalent)
Canadian dollar	9,238	23,505	17,255	6,727	31,681	88,406	75,533
U.S. dollar	7,189	8,351	5,766	4,858	11,134	37,298	40,673
Other currencies	1,857	2,185	1,198	319	83	5,642	7,193
Total securities	18,284	34,041	24,219	11,904	42,898	131,346	123,399

(1)	For preferred shares, term to maturity is based on dividend reset dates. For other equities, term to maturity is assumed to be over 10 years unless specified otherwise. We generally hedge our exposure to corporate equities.
(2)	As at October 31, 2009, the total fair value for trading securities is $59,071 million, with $3,021 million and $756 million in U.S. federal government and U.S. states, municipalities and agencies, respectively.
(3)	These amounts are supported by insured mortgages.
(4)	As at October 31, 2009, the total fair value for available-for-sale securities is $49,602 million, with $1,136 million and $5,993 million in U.S. federal government and U.S. states, municipalities and agencies, respectively.

Yields in the table above are calculated using the cost or amortized cost of the security and the contractual interest or stated dividend rates associated with each security adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration. The term to maturity included in the table above is based on the contractual maturity date of the security. The term to maturity of mortgage-backed securities and collateralized mortgage obligations is based on average expected maturities. Actual maturities could differ as issuers may have the right to call or prepay obligations. Securities with no maturity date are included in the over 10 years category.

124	BMO Financial Group 194th Annual Report 2011

Unrealized Gains and Losses (Canadian $ in millions)	Available-for-sale securities			2011	Available-for-sale securities			2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	16,307	346	18	16,635	14,451	251	1	14,701
Canadian provincial and municipal governments	1,484	3	–	1,487	1,623	74	2	1,695
U.S. federal government	4,498	172	–	4,670	5,440	218	–	5,658
U.S. states, municipalities and agencies	3,553	76	2	3,627	4,182	77	2	4,257
Other governments	8,524	13	8	8,529	10,013	32	3	10,042
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	10,215	285	–	10,500	7,945	284	–	8,229
Mortgage-backed securities and collateralized mortgage obligations – U.S.	5,022	105	1	5,126	652	31	–	683
Corporate debt (2)	6,649	157	16	6,790	4,476	130	14	4,592
Corporate equity (2)	1,304	23	7	1,320	662	27	3	686
Total	57,556	1,180	52	58,684	49,444	1,124	25	50,543
(1)	These amounts are supported by insured mortgages.
(2)	Included in unrealized gains (losses) in 2011 are losses of $2 million in corporate debt (gains of $9 million in 2010) and losses of $1 million in corporate equity (gains of $2 million in 2010) related to securities transferred from trading effective August 1, 2008.

Unrealized Losses (Canadian $ in millions)	Available-for-sale securities in an unrealized loss position for					2011	Available-for-sale securities in an unrealized loss position for					2010
	Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	18	3,545	–	–	18	3,545	1	326	–	–	1	326
Canadian provincial and municipal governments	–	186	–	–	–	186	2	253	–	–	2	253
U.S. federal government	–	351	–	–	–	351	–	666	–	–	–	666
U.S. states, municipalities and agencies	2	975	–	257	2	1,232	2	340	–	159	2	499
Other governments	6	3,864	2	413	8	4,277	–	1,154	3	3,189	3	4,343
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	–	5	–	–	–	5	–	–	–	–	–	–
Mortgage-backed securities and collateralized mortgage obligations – U.S.	1	668	–	–	1	668	–	19	–	2	–	21
Corporate debt	14	1,830	2	37	16	1,867	10	717	4	488	14	1,205
Corporate equity	3	64	4	4	7	68	–	–	3	30	3	30
Total	44	11,488	8	711	52	12,199	15	3,475	10	3,868	25	7,343
(1)	These amounts are supported by insured mortgages.

Income from securities has been included in our consolidated financial statements as follows:

(Canadian $ in millions)	2011	2010	2009
Reported in Consolidated Statement of Income:

Interest, Dividend and Fee Income (1)
Trading securities	1,528	1,305	1,424
Available-for-sale securities	850	773	933
Other securities	59	56	70
	2,437	2,134	2,427
Non-Interest Revenue
Available-for-sale securities
Gross realized gains	205	132	148
Gross realized losses	(85)	(5)	(69)
Other securities, net realized and unrealized gains (losses)	56	63	(132)
Impairment write-downs	(4)	(40)	(301)
Securities gains (losses), other than trading (1)	172	150	(354)
Trading securities, net realized and unrealized gains (2)	604	482	609
Total income from securities	3,213	2,766	2,682
(1)	The following income related to our insurance operations was included in non-interest revenue, insurance income in our Consolidated Statement of Income:
Interest, dividend and fee income of $226 million in 2011, $202 million in 2010 and $109 million in 2009.
Securities gains (losses), other than trading of $15 million in 2011, $3 million in 2010 and $9 million in 2009.
(2)	The following trading securities, net realized and unrealized gains are related to our insurance operations:

Trading securities, net realized and unrealized gains of $64 million in 2011, $306 million in 2010 and $418 million in 2009.

BMO Financial Group 194th Annual Report 2011	125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4: Loans, Customers’ Liability under Acceptances

and Allowance for Credit Losses

Loans

Loans are recorded at amortized cost using the effective interest method except for purchased loans which are described in the Purchased Loans section below. This method allocates interest income over the expected term by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is defined as the rate that exactly discounts estimated future cash receipts through the expected term of the loan to the net carrying amount of the loan. The treatment of interest income for impaired loans is described below.

We amortize deferred loan origination costs using the effective interest method. We record the amortization as a reduction to interest, dividend and fee income, loans, over the term of the resulting loan. Under the effective interest method, the amount recognized in interest, dividend and fee income varies over the term of the loan based on the principal outstanding.

Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements represent the amounts we will receive as a result of our commitment to resell securities that we have purchased back to the original seller, on a specified date at a specified price. We account for these instruments as if they were loans.

Lending Fees

The accounting treatment for lending fees varies depending on the transaction. Some loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan, while other lending fees to a certain threshold are taken into income at the time of loan origination. Commitment fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees over the commitment period. Loan syndication fees are included in lending fees as the syndication is completed, unless the yield on any loans we retain is less than that of other comparable lenders involved in the financing. In the latter case, an appropriate portion of the syndication fee is recorded as interest income over the term of the loan.

Customers’ Liability under Acceptances

Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have offsetting claims, equal to the amount of the acceptances, against our customers in the event of a call on these commitments. The amount due under acceptances is recorded in other liabilities and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.

Fees earned are recorded in lending fees in our Consolidated Statement of Income over the term of the acceptance.

Impaired Loans

We classify residential mortgages as impaired when payment is contractually 90 days past due, or one year past due if guaranteed by the Government of Canada. Credit card loans are classified as impaired and immediately written off when principal or interest payments are 180 days past due. Consumer instalment loans, other personal loans and some small business loans are classified as impaired when principal or interest payments are 90 days past due, and are normally written off when they are one year past due.

Corporate and commercial loans are classified as impaired when we are no longer reasonably assured that principal or interest will be collected on a timely basis, or when payments are 90 days past due, or for fully secured loans, when payments are 180 days past due.

We do not accrue interest income on loans classified as impaired, and any interest income that is accrued and unpaid is reversed against interest income.

Payments received on corporate and commercial loans that have been classified as impaired are applied first to the recovery of collection costs, principal and any previous write-offs or allowances, and any amounts remaining are then recorded as interest income. Payments received on impaired consumer instalment loans are applied first to outstanding interest and then to the remaining principal.

A loan will be reclassified back to performing status when we determine that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continue to apply.

From time to time we restructure loans, classified as impaired, due to the poor financial condition of the borrower. If they are no longer considered impaired, interest on these restructured loans is recorded on an accrual basis.

Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments (as discussed in Note 5). The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.

The allowance comprises the following two components:

Specific Allowances

These allowances are recorded for specific loans to reduce their book value to the amount we expect to recover. We review our loans and acceptances on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (other than credit card loans, which are classified as impaired and written off when principal or interest payments are 180 days past due, as discussed under impaired loans). Our review of problem loans is conducted at least quarterly by our account managers, each of whom assesses the ultimate collectability and estimated recoveries for a specific loan based on all events and conditions that the manager believes are relevant to the condition of the loan. This assessment is then reviewed and concurred with by an independent credit officer.

To determine the amount we expect to recover from an impaired loan, we use the value of the estimated future cash flows discounted at the effective rate inherent in the loan. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability, the expected recovery amount is estimated using either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or an observable market price for the loan. Security can vary by type of loan and may include cash, securities, real property, accounts receivable, guarantees, inventory or other capital assets. For personal loans that are not individually assessed, specific provisions are calculated on a pooled basis, taking into account historical loss experience.

General Allowance

We maintain a general allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with specific loans. Our approach to establishing and maintaining the general allowance is based on the guideline issued by OSFI.

The general allowance is reviewed on a quarterly basis. A number of factors are considered when determining the appropriate level of the general allowance, including a general allowance model that applies historical expected and unexpected loss rates to current balances with sensitivity to risk ratings, industry sectors and credit products. Model results are then considered along with the level of the existing allowance, as well as management’s judgment regarding portfolio quality, business mix, and economic and credit market conditions.

126	BMO Financial Group 194th Annual Report 2011

Provision for Credit Losses

Changes in the value of our loan portfolio due to credit-related losses or recoveries of amounts previously provided for or written off are included in the provision for credit losses in our Consolidated Statement of Income.

Loans, including customers’ liability under acceptances and allowance for credit losses, by category are as follows:

(Canadian $ in millions)	Residential mortgages			Credit card, consumer instalment and other personal loans			Business and government loans			Customers’ liability under acceptances			Total
As at October 31	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
Gross loan balances at end of year	54,454	48,715	45,524	61,696	54,467	48,398	84,953	68,338	68,169	7,227	7,001	7,640	208,330	178,521	169,731
Specific allowance at beginning of year	52	33	13	47	51	2	481	507	411	10	5	–	590	596	426
Provision for credit losses	93	107	104	449	523	546	287	414	888	(10)	5	5	819	1,049	1,543
Recoveries	8	8	3	133	129	101	100	46	41	–	–	–	241	183	145
Write-offs	(92)	(96)	(87)	(572)	(656)	(598)	(444)	(464)	(807)	–	–	–	(1,108)	(1,216)	(1,492)
Foreign exchange and other	13	–	–	2	–	–	2	(22)	(26)	–	–	–	17	(22)	(26)
Specific allowance at end of year	74	52	33	59	47	51	426	481	507	–	10	5	559	590	596
General allowance at beginning of year	22	18	8	340	266	242	891	968	1,030	44	54	41	1,297	1,306	1,321
Provision for credit losses	10	4	10	56	49	24	(18)	(43)	13	(10)	(10)	13	38	–	60
Foreign exchange and other	–	–	–	–	25	–	(17)	(34)	(75)	–	–	–	(17)	(9)	(75)
General allowance at end of year	32	22	18	396	340	266	856	891	968	34	44	54	1,318	1,297	1,306
Total allowance (1)	106	74	51	455	387	317	1,282	1,372	1,475	34	54	59	1,877	1,887	1,902
Allowance for other credit instruments (2)	2	–	–	–	–	–	43	9	–	–	–	–	45	9	–
Total allowance excluding other credit instruments	104	74	51	455	387	317	1,239	1,363	1,475	34	54	59	1,832	1,878	1,902
Net loan balances at end of year	54,350	48,641	45,473	61,241	54,080	48,081	83,714	66,975	66,694	7,193	6,947	7,581	206,498	176,643	167,829

(1) Acquired loans are recorded at fair value and accordingly have no allowance on the acquisition date.

(2) The allowance related to Other Credit Instruments is included in Other Liabilities. Restructured loans of $74 million were classified as performing during the year ended October 31, 2011 ($79 million in 2010 and $24 million in 2009). Restructured loans of $30 million were written off during the year ended October 31, 2011 ($39 million in 2010 and $nil in 2009).

Included in loans as at October 31, 2011 are $72,211 million ($46,738 million and $49,508 million in 2010 and 2009) of loans denominated in U.S. dollars and $1,072 million ($1,469 million and $1,945 million in 2010 and 2009) of loans denominated in other foreign currencies.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Loans, including customers’ liability under acceptances and allowance for credit losses, by geographic region are as follows:

(Canadian $ in millions)	Gross amount		Specific allowance (2)		General allowance		Net amount
	2011	2010	2011	2010	2011	2010	2011	2010
By geographic region (1):
Canada	139,489	134,569	245	257	566	595	138,678	133,717
United States	61,091	34,664	257	282	752	702	60,082	33,680
Other countries	7,750	9,288	12	42	–	–	7,738	9,246
Total	208,330	178,521	514	581	1,318	1,297	206,498	176,643

(1)	Geographic region is based upon the country of ultimate risk.
(2)	Excludes allowance of $45 million for Other Credit Instruments ($9 million for 2010), which is included in Other Liabilities.

Impaired loans and acceptances, including the related allowances, are as follows:

(Canadian $ in millions)	Gross impaired amount		Specific allowance (2)		Net of specific allowance
	2011	2010	2011	2010	2011	2010
Residential mortgages	471	499	72	52	399	447
Consumer instalment and other personal loans	288	222	59	47	229	175
Business and government loans	1,926	2,173	383	482	1,543	1,691
Total	2,685	2,894	514	581	2,171	2,313
By geographic region (1):
Canada	957	952	245	257	712	695
United States	1,714	1,860	257	282	1,457	1,578
Other countries	14	82	12	42	2	40
Total	2,685	2,894	514	581	2,171	2,313
(1)	Geographic region is based upon the country of ultimate risk.
(2)	Excludes allowance of $45 million ($9 million in 2010) for Other Credit Instruments, which is included in Other Liabilities.

Fully secured loans with past due amounts between 90 and 180 days that we have not classified as impaired totalled $543 million and $154 million as at October 31, 2011 and 2010, respectively.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 194th Annual Report 2011	127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreclosed Assets

Property or other assets that we have received from borrowers to satisfy their loan commitments are recorded at fair value and are classified as either held for use or held for sale according to management’s intention. Fair value is determined based on market prices where available.

Otherwise, fair value is determined using other methods, such as analysis of discounted cash flows or market prices for similar assets.

During the year ended October 31, 2011, we foreclosed on impaired loans and received $240 million in real estate properties that we classified as held for sale ($124 million in 2010). These properties are disposed of when market conditions are favourable.

Impaired Loans

Our average gross impaired loans and acceptances were $2,613 million for the year ended October 31, 2011 ($3,054 million in 2010). Our average impaired loans, net of the specific allowance, were $2,053 million for the year ended October 31, 2011 ($2,388 million in 2010).

During the years ended October 31, 2011, 2010 and 2009, we would have recorded additional interest income of $84 million, $111 million and $119 million, respectively, if we had not classified any loans as impaired.

Cash interest income of $1 million was recognized on impaired loans during the year ended October 31, 2011 ($2 million in 2010 and $nil in 2009).

During the year ended October 31, 2011, we recorded a loss of $31 million (loss of $4 million in 2010) on the sale of impaired loans.

Insured Mortgages

Included in the residential mortgages balance are Canadian government and corporate insured mortgages of $25,058 million as at October 31, 2011 ($25,008 million in 2010). Included in the consumer instalment and other personal loans balance are Canadian government-insured real estate personal loans of $nil as at October 31, 2011 ($nil in 2010).

Purchased Loans

We record all loans that we purchase at fair value on the day that we acquire the loans. The fair value of the acquired loan portfolio includes an estimate of the interest rate premium or discount on the loans calculated as the difference between the contractual rate of interest on the loans and prevailing interest rates (the “interest rate mark”). Also included in fair value is an estimate of expected credit losses (the “credit mark”) as of the acquisition date. The credit mark consists of two components: an estimate of the amount of losses that exist in the acquired loan portfolio on the acquisition date but that haven’t been specifically identified on that date (the “incurred credit mark”) and an amount that represents future expected losses (the “future credit mark”). As a result of recording the loans at fair value, no allowance for credit losses is recorded in our Consolidated Balance Sheet on the day we acquire the loans. Fair value is determined by estimating the principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest. We estimate cash flows expected to be collected based on specific loan reviews for commercial loans. For retail loans, we use models that incorporate management’s best estimate of current key assumptions such as default rates, loss severity, timing of prepayments and collateral.

Acquired loans are classified into the following categories: those that on the acquisition date continued to make timely principal and interest payments (the “purchased performing loans”) and those which on the acquisition date the timely collection of interest and principal was no longer reasonably assured (the “purchased credit impaired loans” or “PCI” loans). Because purchased credit impaired loans are recorded at fair value at acquisition based on the amount expected to be collected, none of the purchased credit impaired loans are considered to be impaired at acquisition.

Loans purchased as part of our acquisition of Marshall & Ilsley Corporation (“M&I”) had a fair value of $29,148 million as at July 5, 2011 of which $18,689 million relates to performing term loans, $7,343 million relates to loans with revolving terms, $1,323 million relates to other performing loans and $1,793 million relates to PCI loans. Included in the fair value of these loans is an amount of estimated credit losses of $3,518 million of which $1,580 million relates to performing loans, $632 million relates to loans with revolving terms, $56 million relates to other performing loans and $1,250 million relates to PCI loans.

Subsequent to the acquisition date, we account for each type of loan as follows:

Purchased Performing Loans

For performing loans with fixed terms, the interest rate mark and future credit mark are fully amortized to net interest income over the expected life of the loan using the effective interest method. Specific provisions for credit losses will be recorded as they arise in a manner that is consistent with our accounting policy for originated loans. The incurred credit losses will be re-measured at each reporting period consistent with our methodology for the general allowance, with any increase or decreases recorded in the provision for credit losses.

For loans with revolving terms, the interest rate mark as well as the incurred and future credit marks are amortized into net interest income on a straight-line basis over the contractual terms of the loans. As the incurred credit mark amortizes, we will record an allowance for credit losses at a level appropriate to absorb credit-related losses on these loans, consistent with our methodology for the general allowance.

As loans are repaid, the remaining unamortized credit mark related to those loans is recorded in income during the period that the loan is repaid.

Purchased Credit Impaired (“PCI”) Loans

Subsequent to the acquisition date, we will regularly re-evaluate what we expect to collect on the purchased credit impaired loans. Increases in expected cash flows will result in a recovery in the provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the purchased loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase to the allowance for credit losses. For purchased credit impaired loans, the interest rate mark is amortized into net interest income using the effective interest method over the effective life of the loan.

128	BMO Financial Group 194th Annual Report 2011

Unfunded Commitments and Letters of Credit Acquired

As part of our purchase of M&I, we recorded a liability of $192 million related to unfunded commitments and letters of credit. The total credit mark and interest rate mark associated with unfunded commitments and letters of credit are amortized into net interest income on a straight-line basis over the contractual term of the acquired liabilities. As the credit mark is amortized, an appropriate general allowance is recorded, consistent with our methodology for the general allowance.

FDIC Covered Loans

Loans acquired as part of our acquisition of AMCORE Bank are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on these loans.

We recorded new provisions for credit losses of $2 million for the year ended October 31, 2011 ($nil in 2010), related to loans covered by the FDIC loss share agreement. These amounts are net of the amounts expected to be reimbursed by the FDIC.

Note 5: Other Credit Instruments

We use other off-balance sheet credit instruments as a method of meeting the financial needs of our customers. Summarized below are the types of instruments that we use:

•

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. Standby letters of credit and guarantees include our guarantee of a subsidiary’s debt to a third party;

•	Securities lending represents our credit exposure when we lend our securities, or our customers’ securities, to third parties should a securities borrower default on its redelivery obligation;
•	Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities; and
•

Commitments to extend credit represent our commitment to our customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to their meeting certain conditions.

The contractual amount of our other credit instruments represents the maximum undiscounted potential credit risk if the counterparty does not perform according to the terms of the contract, before possible recoveries under recourse and collateral provisions. Collateral requirements for these instruments are consistent with collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

We strive to limit credit risk by dealing only with counterparties that we believe are creditworthy, and we manage our credit risk for other credit instruments using the same credit risk process that is applied to loans and other credit assets.

Summarized information related to various commitments is as follows:

(Canadian $ in millions)	2011	2010
	Contractual amount	Contractual amount
Credit Instruments
Standby letters of credit and guarantees	11,880	10,163
Securities lending	3,037	2,094
Documentary and commercial letters of credit	1,218	1,272
Commitments to extend credit (1)
– Original maturity of one year and under	23,960	22,393
– Original maturity of over one year	35,718	29,078
Total	75,813	65,000

(1)	Commitments to extend credit exclude personal lines of credit and credit card lines which are unconditionally cancellable at the bank’s discretion.

Note 6: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face. Our risk management practices and key measures are disclosed in the text and tables presented in a blue-tinted font in Management’s Discussion and Analysis on pages 83 to 84 of this report. Additional information on loans and derivative-related credit risk is disclosed in Notes 4 and 10, respectively.

Concentrations of Credit and Counterparty Risk

Concentrations of credit risk exist if a number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate a related sensitivity of our performance to developments affecting a particular counterparty, industry or geographic location. At year end, our credit assets consisted of a well-diversified portfolio representing millions of clients, the majority of them consumers and small to medium-sized businesses.

From an industry viewpoint, our most significant exposure as at year end was to the individual consumers, captured in the “individual sector”, comprising $164 billion ($136.8 billion in 2010). Additional information on the composition of our loans and derivative exposure is disclosed in Notes 4 and 10, respectively.

Basel II Framework

We use the Basel II Framework for our capital management framework. We use the Advanced Internal Ratings Based (“AIRB”) approach to determine credit risk weighted assets in our portfolio except for loans acquired through our M&I acquisition for which we use the Standardized Approach. The framework uses exposure at default to assess credit and counterparty risk. Exposures are classified as follows:

•

Drawn loans include loans, acceptances, deposits with regulated financial institutions, and certain securities. Exposure at default (“EAD”) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur. For off-balance sheet

BMO Financial Group 194th Annual Report 2011	129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.
•	Undrawn commitments cover all unutilized authorizations, including those which are unconditionally cancellable. EAD for undrawn commitments is based on management’s best estimate.
•

Over-the-counter (“OTC”) derivatives are those in our proprietary accounts that attract credit risk in addition to market risk. EAD for OTC derivatives is equal to the net gross replacement cost plus any potential credit exposure amount.

•	Other off-balance sheet exposures include items such as guarantees, standby letters of credit and documentary credits. EAD for other off-balance sheet items is based on management’s best estimate.
•

Repo style transactions include repos, reverse repos and securities lending transactions, which represent both asset and liability exposures. EAD for repo style transactions is the total amount drawn, adding back any write-offs.

•	Adjusted EAD represents exposures that have been redistributed to a more favourable probability of default band or a different Basel asset class as a result of applying credit risk mitigation.

Total non-trading exposure at default by industry, as at October 31, 2011 and 2010, based on the Basel II classification is as follows:

Credit Exposure by Industry
(Canadian $ in millions)	Drawn		Commitments (undrawn)		OTC derivatives		Other off-balance sheet items		Repo style transactions		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Financial institutions	44,025	41,799	9,976	9,167	223	22	2,513	2,642	40,141	37,669	96,878	91,299
Governments	34,481	31,020	1,281	1,397	–	–	889	686	17,074	14,313	53,725	47,416
Manufacturing	9,498	6,829	4,821	5,629	19	33	1,182	1,085	–	–	15,520	13,576
Real estate	20,080	13,682	1,692	967	–	–	1,166	818	–	–	22,938	15,467
Retail trade	7,411	5,915	2,912	2,349	–	1	445	476	–	–	10,768	8,741
Service industries	17,696	12,239	4,171	3,729	42	39	2,883	2,268	128	67	24,920	18,342
Wholesale trade	7,992	4,351	3,084	2,089	10	12	749	466	–	–	11,835	6,918
Oil and gas	3,516	3,439	4,821	4,823	–	–	393	823	–	–	8,730	9,085
Individual	112,292	101,270	51,076	35,511	–	31	156	1	–	–	163,524	136,813
Others (1)	25,661	20,254	9,099	7,880	6	20	2,649	2,118	32	–	37,447	30,272
Total exposure at default	282,652	240,798	92,933	73,541	300	158	13,025	11,383	57,375	52,049	446,285	377,929

(1)	Includes industries having a total exposure of less than 2%.

Additional information about our credit risk exposure by geographic region and product category is provided in Note 4.

Credit Quality

We assign risk ratings based on probabilities as to whether counter- parties will default on their financial obligations to us. Our process for assigning risk ratings is discussed in the text presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on page 84 of this report.

Based on the Basel II classifications, the following tables present our retail and wholesale advanced internal ratings approach credit exposure by risk rating on an adjusted exposure at default basis as at October 31, 2011 and 2010. Wholesale includes all loans that are not classified as retail.

Wholesale Credit Exposure by Risk Rating

(Canadian $ in millions)	Drawn			Undrawn (1)			2011 Total exposure
	Bank	Corporate	Sovereign	Bank	Corporate	Sovereign
Investment grade	13,289	54,364	71,725	1,608	28,455	1,586	171,027
Non-investment grade	2,020	20,989	163	48	7,097	4	30,321
Watchlist	23	2,781	–	–	422	–	3,226
Default	16	2,312	–	41	105	–	2,474
Total	15,348	80,446	71,888	1,697	36,079	1,590	207,048

(Canadian $ in millions)	Drawn			Undrawn (1)			2010 Total exposure
	Bank	Corporate	Sovereign	Bank	Corporate	Sovereign
Investment grade	11,545	35,139	67,000	673	26,436	1,490	142,283
Non-investment grade	1,633	18,447	271	59	6,792	1	27,203
Watchlist	10	2,343	–	–	678	–	3,031
Default	49	1,504	–	–	123	–	1,676
Total	13,237	57,433	67,271	732	34,029	1,491	174,193

(1)	Included in the undrawn amounts are uncommitted exposures of $14,303 million in 2011 ($12,645 million in 2010).

130	BMO Financial Group 194th Annual Report 2011

Retail Credit Drawn Exposure by Portfolio and Risk Rating
(Canadian $ in millions)	Residential mortgages and home equity lines of credit		Qualifying revolving retail (1)		Other retail and retail small and medium-sized enterprises
	2011	2010	2011	2010	2011	2010
Risk profile (probability of default):
Exceptionally low (≤ 0.05%)	20,760	16,323	339	613	54	105
Very low (> 0.05% to ≤ 0.20%)	8,296	6,002	1,539	1,699	5,200	1,876
Low (> 0.20% to 0.75%)	10,750	9,731	2,426	2,566	7,888	6,479
Medium (> 0.75% to 7.00%)	9,470	4,814	2,211	2,526	5,325	5,027
High (> 7.00% to 99.99%)	957	261	294	481	393	339
Default (100%)	720	144	28	33	70	59
Total	50,953	37,275	6,837	7,918	18,930	13,885

(1)	Qualifying revolving retail includes exposures to individuals that are revolving, unsecured and uncommitted up to a maximum amount of $125,000 to a single individual.

Loans Past Due Not Impaired

Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due,

but for which we expect the full amount of principal and interest payments to be collected. The following table presents the loans that are past due but not impaired as at October 31, 2011 and 2010:

Loans Past Due Not Impaired
(Canadian $ in millions)	1 to 29 days		30 to 89 days		90 days or more (1)		Total
	2011	2010	2011	2010	2011	2010	2011	2010
Residential mortgages	537	410	489	310	243	79	1,269	799
Credit card, consumer instalment and other personal loans	1,546	2,514	384	410	117	107	2,047	3,031
Business and government loans	708	497	359	514	264	28	1,331	1,039
Customers’ liability under acceptances	19	–	–	142	–	–	19	142
Total	2,810	3,421	1,232	1,376	624	214	4,666	5,011

(1)	Loans 90 days or more past due were $227 million, $163 million and $58 million as at October 31, 2009, 2008 and 2007, respectively.

Loan Maturities and Rate Sensitivity

The following table provides gross loans and acceptances by contractual maturity and by country of ultimate risk:

(Canadian $ in millions)	1 year or less		Over 1 year to 5 years		Over 5 years		Total
	2011	2010	2011	2010	2011	2010	2011	2010
Canada
Consumer	24,869	24,419	56,136	53,644	8,787	7,675	89,792	85,738
Commercial and corporate (excluding real estate)	29,371	26,950	9,649	10,610	1,419	1,546	40,439	39,106
Commercial real estate	4,780	5,016	3,348	3,223	1,130	1,486	9,258	9,725
United States	21,474	9,796	24,550	12,986	15,067	11,882	61,091	34,664
Other countries	2,066	2,529	5,677	6,759	7	–	7,750	9,288
Total	82,560	68,710	99,360	87,222	26,410	22,589	208,330	178,521

The following table analyzes net loans and acceptances by interest rate sensitivity:

(Canadian $ in millions)	2011	2010
Fixed rate	81,473	72,168
Floating rate	116,976	95,877
Non-interest sensitive (1)	8,049	8,598
Total	206,498	176,643

(1)	Non-interest sensitive loans and acceptances include customers’ liability under acceptances.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration. We incur market risk in our trading and underwriting activities and structural banking activities.

Our market risk management practices and key measures are outlined in the text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 85 to 88 of this report.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Our liquidity and funding risk management practices and key measures are outlined in the text presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 88 to 90 of this report.

BMO Financial Group 194th Annual Report 2011	131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contractual Maturities of Financial Liabilities

Financial liabilities are comprised of trading and non-trading liabilities. As liabilities in trading portfolios are typically held for short periods of time, they are not included in the following table.

Contractual maturities of on-balance sheet non-trading financial liabilities as at October 31, 2011 were as follows:

(Canadian $ in millions)	Less than 1 year		1 to 3 years		3 to 5 years		Over 5 years		No fixed maturity		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
On-Balance Sheet Financial Instruments
Deposits (1)	104,848	101,218	25,359	23,181	13,666	6,907	4,650	4,850	150,108	109,119	298,631	245,275
Subordinated debt	267	200	474	411	537	390	6,304	4,566	–	–	7,582	5,567
Capital trust securities	413	440	–	413	–	–	–	–	–	–	413	853
Other financial liabilities	50,141	54,715	315	23	436	41	2,866	2,517	314	332	54,072	57,628

(1)	Excludes interest payments and structured notes designated under the fair value option.

The balances for on-balance sheet financial liabilities in the table above will not agree with those in our consolidated financial statements as this table incorporates all cash flows, on an undiscounted basis, including both principal and interest.

Contractual maturities of off-balance sheet financial liabilities as at October 31, 2011 were as follows:

(Canadian $ in millions)	Less than 1 year		1 to 3 years		3 to 5 years		Over 5 years		No fixed maturity		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Off-Balance Sheet Financial Instruments
Commitments to extend credit (1)	23,960	22,393	17,775	22,102	16,655	4,694	1,288	2,282	–	–	59,678	51,471
Operating leases	277	249	462	410	349	268	724	593	–	–	1,812	1,520
Financial guarantee contracts (1)	41,907	41,336	–	–	–	–	–	–	–	–	41,907	41,336
Purchase obligations (2)	704	225	759	438	196	279	55	77	–	–	1,714	1,019

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
(2)	We have five significant outsourcing contracts. In 2011, we entered into a two-year contract with an external service provider for technology and payment processing services. In 2010, we entered into a seven-year contract with an external service provider for various credit card account portfolios processing and other services. In 2009, we entered into a seven-year contract with an external service provider to provide brokerage transactional processing and reporting of client information. In 2008, we entered into a 15-year contract with optional five-year renewals with an external service provider which grants us the right to issue Air Miles in Canada to our customers. In 2007, we entered into a seven-year contract with an external service provider for wholesale lockbox processing. All outsourcing contracts are cancellable with notice.

Note 7: Guarantees

In the normal course of business, we enter into a variety of guarantees. Guarantees include contracts where we may be required to make payments to a counterparty, based on changes in the value of an asset, liability or equity security that the counterparty holds, due to changes in an underlying interest rate, foreign exchange rate or other variable. In addition, contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract and contracts under which we provide indirect guarantees of the indebtedness of another party are considered guarantees.

The most significant guarantees are as follows:

Standby Letters of Credit and Guarantees

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $11,880 million as at October 31, 2011 ($10,163 million in 2010). None of the letters of credit or guarantees had an investment rating in 2011 or 2010. The majority of the letters of credit and guarantees have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

As at October 31, 2011, $45 million ($9 million in 2010) was included in other liabilities related to guaranteed parties that were unable to meet their obligation to a third party (see Note 4). No other amount was included in our Consolidated Balance Sheet as at October 31, 2011 and 2010 related to these standby letters of credit and guarantees.

Backstop and Other Liquidity Facilities

Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.

The maximum amount payable under these backstop and other liquidity facilities totalled $13,746 million as at October 31, 2011 ($14,009 million in 2010), of which $12,131 million relates to facilities that are investment grade, $576 million that are non-investment grade and $1,039 million that are not rated ($11,036 million, $625 million and $2,348 million, respectively, in 2010). As at October 31, 2011, $200 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($292 million in 2010), of which $116 million (US$117 million) ($251 million or US$246 million in 2010) related to our U.S. customer securitization vehicle discussed in Note 9.

132	BMO Financial Group 194th Annual Report 2011

Credit Enhancement Facilities

Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities. These facilities include amounts that relate to our U.S. customer securitization vehicle discussed in Note 9.

Senior Funding Facilities

We also provide senior funding support to our structured investment vehicles (“SIVs”) and our credit protection vehicle. As at October 31, 2011, $2,940 million had been drawn ($5,097 million in 2010) in accordance with the terms of the funding facilities related to the SIVs. As at October 31, 2011 and 2010, no amount had been drawn down in accordance with the terms of the funding facility provided to our credit protection vehicle. Further information on these funding facilities is provided in Note 9.

In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $300 million. No amounts were drawn as at October 31, 2011 and 2010.

Derivatives

Certain of our derivative instruments meet the accounting definition of a guarantee when we believe they are related to an asset, liability or equity security held by the guaranteed party at the inception of a contract. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $36,135 million as at October 31, 2011 ($40,650 million in 2010), of which $34,019 million relates to swaps that are investment grade, $1,913 million that are non-investment grade and $203 million that are not rated ($37,764 million, $2,622 million and $264 million, respectively, in 2010). The terms of these contracts range from one day to seven years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $880 million as at October 31, 2011 ($933 million in 2010).

Written options include contractual agreements that convey to the purchaser the right, but not the obligation, to require us to buy a specific amount of a currency, commodity, debt or equity instrument at a fixed price, either at a fixed future date or at any time within a fixed future period. The maximum amount payable under these written options cannot be reasonably estimated due to the nature of these contracts. The terms of these contracts range from less than one month to six years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $547 million as at October 31, 2011 ($599 million in 2010), none of which had an investment rating (none of which had an investment rating in 2010).

Written options also include contractual agreements where we agree to pay the purchaser, based on a specified notional amount, the difference between a market price or rate and the strike price or rate of the underlying instrument. The maximum amount payable under these contracts is not determinable due to their nature. The terms of these contracts range from four months to 25 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $86 million as at October 31, 2011 ($87 million in 2010), none of which had an investment rating (none of which had an investment rating in 2010).

Exchange and Clearinghouse Guarantees

The bank is a member of several securities and futures exchanges and clearinghouses. Membership in certain of these organizations may require us to pay a pro rata share of the losses incurred by the organization in the event of default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member, an amount related to our contribution to a member’s guarantee fund, or to an amount specified in the membership agreement. It is difficult to estimate our maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against the bank that have not yet occurred. Based on historical experience, we expect the risk of loss to be remote.

Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements, derivatives contracts and leasing transactions. These indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third-party claims that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum amount we could be required to pay to counterparties. As part of the acquisition of M&I, we acquired a securities lending business that lends securities owned by clients to borrowers who have been evaluated for credit risk using the same credit risk process that is applied to loans and other credit assets. In connection with these activities, we provide an indemnification to lenders against losses resulting from the failure of the borrower to return loaned securities when due. All borrowings are fully collateralized with cash or marketable securities. As securities are loaned, collateral is maintained at a minimum of 100% of the fair value of the securities and the collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was $5,139 million as at October 31, 2011. No amount was included in our Consolidated Balance Sheet as at October 31, 2011 related to these indemnifications.

Note 8: Asset Securitization

Periodically, we securitize loans to obtain alternate sources of funding. Securitization involves selling loans to off-balance sheet entities or trusts (“securitization vehicles”), which buy the loans and then issue either interest bearing or discounted investor certificates.

Contracts with the securitization vehicles provide for the payment to us over time of the excess of the sum of interest and fees collected from customers, in connection with the loans that were sold, over the yield paid to investors in the securitization vehicle, less credit losses and other costs (the “deferred purchase price”).

We account for transfers to securitization vehicles as sales when control over the loans is given up and consideration other than notes issued by the securitization vehicle has been received. For control to have transferred, (1) the transferred loans must be isolated from the seller, even in the event of bankruptcy or receivership of the seller, (2) the purchaser must have the right to sell or pledge the transferred loans or, if the purchaser is a qualifying special purpose entity (“QSPE”) as defined in CICA Accounting Guideline 12, “Transfers of Receivables”, the investors in the QSPE must have the right to sell or pledge their ownership interest in the QSPE, and (3) the seller cannot retain the right to repurchase the loans and receive more than an insignificant benefit.

BMO Financial Group 194th Annual Report 2011	133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

When the loans are considered sold for accounting purposes, we remove them from our Consolidated Balance Sheet. We recognize gains in securitization revenues at the time of the sale. These gains are determined based on our best estimate of the net present value of expected future cash flows, primarily the deferred purchase price, net of our estimate of the fair value of any servicing obligations undertaken. The deferred purchase price is recorded in our Consolidated Balance Sheet in available-for-sale securities.

A servicing liability is recognized only for securitizations where we do not receive adequate compensation for servicing the transferred loans. It is initially measured at fair value and is recorded in our Consolidated Balance Sheet in other liabilities. A servicing liability is amortized to securitization revenues over the term of the transferred loans.

For some of our securitizations, we are required to purchase subordinated interests or to maintain cash amounts deposited with the securitization vehicle that are considered retained interests in the securitized assets. This provides the securitization vehicle with a source of funds in the event that the sum of interest and fees collected on the loans is not sufficient to pay the interest owed to investors. We record these retained interests at their fair value in available-for-sale securities in our Consolidated Balance Sheet. These interests, together with the deferred purchase price, represent our exposure with respect to these securitizations. Investors have no further recourse against us in the event that cash flows from the transferred loans are inadequate to service the interest related to the investor certificates. The adoption of IFRS will impact how we account for asset securitizations. See Note 1 for a description of these impacts.

The following table summarizes our securitization activity related to our assets and its impact on our Consolidated Statement of Income for the years ended October 31, 2011, 2010 and 2009:

(Canadian $ in millions)	Residential mortgages			Credit card loans			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Net cash proceeds (1)	4,434	4,234	6,761	1,200	–	–	5,634	4,234	6,761
Investment in securitization vehicle (2) (3)	–	–	–	115	–	–	115	–	–
Deferred purchase price	157	173	189	37	–	–	194	173	189
Servicing liability	(25)	(29)	(29)	(5)	–	–	(30)	(29)	(29)
	4,566	4,378	6,921	1,347	–	–	5,913	4,378	6,921
Loans sold	4,495	4,310	6,823	1,319	–	–	5,814	4,310	6,823
Gain on sale of loans from new securitizations	71	68	98	28	–	–	99	68	98
Gain on sale of loans sold to revolving securitization vehicles	64	56	146	447	372	456	511	428	602
Other securitization revenue	(61)	(54)	(16)	122	94	98	61	40	82
Amortization of servicing liability	49	55	57	101	87	90	150	142	147
Total	123	125	285	698	553	644	821	678	929
(1)	Net cash proceeds represent cash proceeds less issuance costs.
(2)	Includes credit card securities retained on-balance sheet.
(3)	The investment in securitization vehicle for credit card loans for the year ended October 31, 2011 includes additional subordinated interests issued to the bank for existing securitization in exchange for $35 million of credit card loans.

The key weighted-average assumptions used to value the deferred purchase price for all securitizations were as follows:

	Residential mortgages		Credit card loans
	2011	2010	2011	2010
Weighted-average life (years)	3.97	4.47	0.89	1.00
Prepayment rate	21.76%	17.26%	37.74%	35.70%
Interest rate	3.77%	4.01%	21.78%	21.32%
Expected credit losses (1)	–	–	3.57%	3.54%
Discount rate	2.12%	2.55%	9.35%	9.33%
(1)	As the residential mortgages are fully insured, there are no expected credit losses.

134	BMO Financial Group 194th Annual Report 2011

Cash flows received from securitization vehicles for the years ended October 31, 2011, 2010 and 2009 were as follows:

(Canadian $ in millions)	Residential mortgages			Credit card loans			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Proceeds from new securitizations	4,457	4,279	6,796	1,200	–	–	5,657	4,279	6,796
Proceeds from collections reinvested in existing securitization vehicles	1,731	1,797	2,562	23,043	19,129	20,420	24,774	20,926	22,982
Servicing fees collected	45	52	51	–	–	–	45	52	51
Receipt of deferred purchase price	220	242	279	683	564	649	903	806	928

The impact of securitizations on our Consolidated Balance Sheet as at October 31, 2011 and 2010 was as follows:

(Canadian $ in millions)	Residential mortgages		Credit card loans		Total
	2011	2010	2011	2010	2011	2010
Retained interests
Investment in securitization vehicles	–	–	386	271	386	271
Deferred purchase price	488	526	121	107	609	633
Cash deposits with securitization vehicles	12	12	–	–	12	12
Servicing liability	69	79	21	20	90	99

Credit Information

Principal amounts, impaired amounts and net credit losses for all loans reported and securitized were as follows:

(Canadian $ in millions)			2011			2010
	Total loans	Impaired loans (1)	Net write-offs (2)	Total loans	Impaired loans (1)	Net write-offs (2)
Residential mortgages	81,365	499	84	74,904	538	88
Consumer instalment and other personal loans	59,445	260	282	51,159	196	353
Credit card loans	8,039	29	369	7,777	26	377
Business and government loans	84,953	1,881	344	68,338	2,100	418
Total loans	233,802	2,669	1,079	202,178	2,860	1,236
Less mortgage-backed securities retained and classified as available-for-sale securities	10,267	–	–	7,908	–	–
Less loans securitized:
Residential mortgages	16,644	28	–	18,281	39	–
Credit card loans	5,788	1	212	4,469	–	203
Total loans reported in the Consolidated Balance Sheet	201,103	2,640	867	171,520	2,821	1,033
(1)	Excludes impaired amounts for Customers’ liability under acceptances of $45 million as at October 31, 2011 ($73 million in 2010).
(2)	Net write-offs represent write-offs in the year net of recoveries on loans previously written off.

Our credit exposure to securitized assets as at October 31, 2011 was limited to our deferred purchase price of $609 million ($633 million in 2010), certain cash deposits of $12 million ($12 million in 2010) and investments in securitization vehicles of $386 million ($271 million in 2010).

Static pool credit losses provide a measure of the credit risk in our securitized assets. They are calculated by totalling actual and projected future credit losses and dividing the result by the original balance of each pool of assets. Static pool credit losses for the years ended October 31, 2011 and 2010 were as follows:

	2011	2010
Residential mortgages	na	na
Credit card loans	4.14%	4.54%

na – not applicable: residential mortgages are fully insured.

Sensitivity Analysis

The adjacent table outlines the key economic assumptions used in measuring the deferred purchase price and servicing liability and the sensitivity of these retained interests as at October 31, 2011 to immediate 10% and 20% adverse changes in those assumptions. The sensitivity analysis should be used with caution as it is hypothetical and the impact of changes in each key assumption may not be linear.

The sensitivities to changes in each key variable have been calculated independently of the impact of changes in the other key variables. Actual experience may result in simultaneous changes in a number of key assumptions. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

(Canadian $ in millions, except as noted)	Residential mortgages	Credit card loans
Fair value of deferred purchase price	488	121
Weighted-average life (years)	2.66	0.30
Weighted-average prepayment rate (%)	18.67	99.65
Impact of: 10% adverse change ($)	12.0	10.3
20% adverse change ($)	23.6	19.0
Interest spread (%)	1.53	10.89
Impact of: 10% adverse change ($)	68.8	11.2
20% adverse change ($)	137.6	22.4
Expected credit losses (%)	0–0.01	4.19
Impact of: 10% adverse change ($)	0.1	4.2
20% adverse change ($)	0.2	8.5
Weighted-average discount rate (%)	1.45	9.31
Impact of: 10% adverse change ($)	1.0	0.4
20% adverse change ($)	2.0	0.7

BMO Financial Group 194th Annual Report 2011	135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9: Variable Interest Entities

Variable interest entities (“VIEs”) include entities whose equity is considered insufficient to finance its activities or for which the equityholders do not have a controlling financial interest. We are required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both. We determine this based on a quantitative assessment that involves estimating our relative exposure to variability in the future cash flows and performance of the VIEs. The adoption of IFRS will impact how we account for our VIEs. Note 1 provides a description of these impacts.

Total assets in these VIEs and our exposure to losses are summarized in the following table, with the exception of our compensation trusts, which are described in further detail below.

(Canadian $ in millions)						2011						2010
	Exposure to loss					Total assets	Exposure to loss					Total assets
	Undrawn facilities (1)	Drawn facilities and loans provided (2)	Securities held	Derivative assets	Total		Undrawn facilities (1)	Drawn facilities and loans provided (2)	Securities held	Derivative assets	Total
Unconsolidated VIEs in which we have a significant variable interest
Canadian customer securitization vehicles (3)	3,012	–	343	2	3,357	2,450	2,958	–	113	14	3,085	2,976
U.S. customer securitization vehicle	3,775	116	–	5	3,896	3,348	3,905	251	–	2	4,158	4,074
Bank securitization vehicles (3)	5,100	–	815	94	6,009	10,787	5,100	–	637	100	5,837	9,469
Credit protection vehicle –Apex (4) (5)	1,030	–	1,208	601	2,839	2,219	1,030	–	1,128	669	2,827	2,208
Structured investment vehicles (6)	91	2,940	–	19	3,050	2,940	171	5,097	–	30	5,298	5,225
Structured finance vehicles (8)	na	na	7,309	–	7,309	19,095	na	na	4,745	–	4,745	6,952
Capital and funding trusts	43	12	2	–	57	1,280	43	12	2	–	57	1,277
Total	13,051	3,068	9,677	721	26,517	42,119	13,207	5,360	6,625	815	26,007	32,181
Consolidated VIEs
Canadian customer securitization vehicles (3) (7)	20	–	89	–	109	89	200	–	196	–	396	196
Capital and funding trusts	2,416	8,584	1,160	94	12,254	11,240	4,081	6,919	740	76	11,816	9,673
Structured finance vehicles (8)	na	na	22	–	22	22	–	–	27	–	27	27
Total	2,436	8,584	1,271	94	12,385	11,351	4,281	6,919	963	76	12,239	9,896
(1)	These facilities include senior funding facilities provided to our credit protection vehicle and structured investment vehicles as well as backstop liquidity facilities provided to our bank securitization vehicles, our Canadian customer securitization vehicles and our U.S. customer securitization vehicle. None of the backstop liquidity facilities provided to our Canadian customer securitization vehicles related to credit support as at October 31, 2011 and 2010. Backstop liquidity facilities provided to our U.S. customer securitization vehicle include credit support and are discussed in Note 7.
(2)	Amounts outstanding from backstop liquidity facilities and senior funding facilities are classified as Loans – Businesses and governments.
(3)	Securities held in our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities and available-for-sale securities. Assets held by all these vehicles relate to assets in Canada. Securities held in our bank securitization vehicles are comprised of $162 million of asset-backed commercial paper classified as trading securities ($105 million in 2010), $267 million of deferred purchase price ($261 million in 2010) and $386 million of asset-backed securities ($271 million in 2010) classified as available-for-sale securities.
(4)	Derivatives outstanding with this vehicle are classified as trading instruments. Changes in the fair value of these derivatives are offset by derivatives held with third-party counterparties that are also classified as trading instruments.
(5)	Securities held are classified as trading securities and have a face value of $1,415 million ($1,415 million in 2010). Our exposure to these securities has been hedged through derivatives.
(6)	Securities held are comprised of capital notes, classified as available-for-sale securities. We have written these notes down to $nil as at October 31, 2011 and 2010.
(7)	Total assets held as at October 31, 2011 are comprised of a loan of $nil ($135 million in 2010) and $89 million of other assets ($61 million in 2010).
(8)	We enter into derivative contracts with third party investment funds to provide their investors with specified exposures. We hedge our risk to these derivative exposures by investing in the investment funds.

na –	not applicable

Customer Securitization Vehicles

We sponsor customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) that assist our customers with the securitization of their assets to provide them with alternate sources of funding. These vehicles provide clients with access to financing in the asset-backed commercial paper (“ABCP”) markets by allowing them to sell their assets into these vehicles, which then issue ABCP to investors to fund the purchases. In all cases, we do not service the transferred assets. If there are losses on the assets, the seller is the first to take the loss. We do not sell assets to these customer securitization vehicles. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles.

Canadian Customer Securitization Vehicles

Our exposure to our Canadian customer securitization vehicles is summarized in the table above. We purchase ABCP through our role as a market maker and hold these securities for an interim period until investors purchase them. In general, investors in the ABCP have recourse only to the assets of the related VIE and do not have recourse to us. To the extent that we have purchased ABCP, our exposure under the liquidity facilities is reduced by an equal amount. We use our credit adjudication process in deciding whether to enter into backstop liquidity facilities, all of which are global style liquidity facilities, just as we do when extending credit in the form of a loan. The vehicles have never drawn on these facilities to date.

We assess whether we are required to consolidate these vehicles based on a quantitative analysis of expected losses that could be

136	BMO Financial Group 194th Annual Report 2011

absorbed by us. In doing this analysis, we consider our significant variable interests, primarily our holdings of ABCP, as well as fees earned for services provided. We generally consolidate VIEs that are fully financed by us through our ownership of ABCP. We are not required to consolidate five of our eight Canadian customer securitization vehicles. Our exposure to loss is limited to the consolidated assets disclosed in the preceding table.

U.S. Customer Securitization Vehicle

Our exposure to our U.S. customer securitization vehicle is summarized in the preceding table. As part of our services in support of the ongoing operations of the vehicle, we may advance funds under backstop liquidity facilities. We use our credit adjudication process in deciding whether to do so just as we do when extending credit in the form of a loan. During the year ended October 31, 2011, we did not provide funding in accordance with the terms of these liquidity facilities. The amount outstanding related to funding advanced in years prior to 2011 was $116 million (US$117 million) as at October 31, 2011. These amounts are included in the preceding table.

We assess whether we are required to consolidate this vehicle based on a quantitative analysis of expected losses that could be absorbed by us. In doing this analysis, we consider our significant variable interests, primarily the backstop liquidity facilities, as well as fees for services we provide. We are not required to consolidate our U.S. customer securitization vehicle.

Bank Securitization Vehicles

We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans in order to obtain alternate sources of funding. The structure of these vehicles limits the types of activities they can undertake and the types of assets they can hold, and they have limited decision-making authority. These vehicles issue ABCP or term asset-backed securities to fund their activities.

We are not required to consolidate our bank securitization vehicles based on the structure of these vehicles. More information on our investments, rights and obligations related to these vehicles can be found in Note 8. Our variable interests in these vehicles are summarized in the preceding table. Derivative contracts entered into with these vehicles enable the vehicles to manage their exposure to interest rate fluctuations.

We provide global style backstop liquidity facilities to our ABCP-issuing bank securitization vehicles that have objective criteria for determining when they can be drawn upon. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan.

Credit Protection Vehicle

We sponsor a credit protection vehicle, Apex Trust (“Apex”), that provides credit protection to investors on investments in corporate debt portfolios through credit default swaps. In May 2008, upon the restructuring of Apex, we entered into credit default swaps with swap counterparties and offsetting swaps with Apex. Since the swaps are classified as trading instruments and have similar terms, changes in the fair value of the swaps held with Apex are offset by changes in the fair value of the swaps outstanding with the swap counterparties. The fair value of the swaps with Apex is included in the preceding table along with our holdings of notes issued by Apex and a senior funding facility. As at October 31, 2011, we have hedged our exposure to our holdings of notes as well as the first $515 million of exposure under the senior funding facility. Since 2008, a third party has held its exposure to Apex through a total return swap with us on $600 million of notes.

We assess whether we are required to consolidate this vehicle based on a quantitative analysis of expected losses that could be absorbed by us. In doing this analysis, we consider our net exposure from significant variable interests in Apex, primarily securities issued by Apex and the senior funding facility we provide and their related hedges. We are not required to consolidate Apex.

Structured Investment Vehicles

Structured investment vehicles (“SIVs”) provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We hold interests in two SIVs, Links Finance Corporation (“Links”) and Parkland Finance Corporation (“Parkland”), and act as asset manager. Our exposure to loss is summarized in the preceding table. We provide senior-ranked support for the funding of Links and Parkland through our liquidity facilities. The facilities permit the SIVs to continue the strategy of selling assets in an orderly manner. Other than our current commitment, which is included in the preceding table, we are not obligated to provide additional facilities to the SIVs. We use our credit adjudication process in deciding whether to do so just as we do when extending credit in the form of a loan.

We assess whether we are required to consolidate these vehicles based on a quantitative analysis of expected losses that could be absorbed by us. In doing this analysis, we consider our significant variable interests in the vehicles through our liquidity facilities and our holdings of capital notes. We are not required to consolidate these VIEs.

Structured Finance Vehicles

We facilitate development of investment products by third parties, including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivatives with these funds to provide the investors their desired exposure, and we hedge our exposure related to these derivatives by investing in other funds. We consolidate those VIEs in which our interests expose us to a majority of the expected losses or residual returns, or both, unless the exposure to expected losses and residual returns has been passed on to the retail investor through the derivative arrangement. We base this assessment on our holdings of units issued by these VIEs. Our exposure to loss from non-consolidated VIEs is limited to the amount of our investment.

Capital and Funding Trusts

BMO Capital Trust II (“Trust II”) was created to issue BMO Tier 1 Notes – Series A. As at October 31, 2011, $450 million of BMO Tier 1 Notes – Series A are outstanding. Trust II used the proceeds of the offering to purchase a senior deposit note from us. We are not required to consolidate Trust II based on our assessment of our variable interests. See Note 18 for further information related to Trust II.

BMO Covered Bond Trust (“CB Trust”) was created to guarantee payments due to the bondholders in respect of BMO Covered Bonds. As at October 31, 2011, €1 billion and US$5.5 billion of BMO Covered Bonds are outstanding. We sell assets to CB Trust in exchange for a promissory note. The assets of CB Trust have been pledged to secure payment of the bonds we issued. CB Trust is a VIE that we are required to consolidate as we are exposed to the majority of its expected losses and residual returns, based on our assessment of our variable interests.

BMO Subordinated Notes Trust (“SN Trust”) was created to issue BMO Trust Subordinated Notes – Series A. As at October 31, 2011, $800 million of BMO Trust Subordinated Notes – Series A are outstanding. SN Trust used the proceeds of the offering to purchase a senior deposit note from us. We are not required to consolidate SN Trust based on our assessment of our variable interests. See Note 17 for further information related to SN Trust.

BMO Capital Trust (the “Trust”) was created to issue BMO Capital Trust Securities (“BMO BOaTS”). The Trust is a VIE that we are required to consolidate based on our assessment of our variable interests. Securities outstanding as at October 31, 2011 were $1.5 billion ($1.9 billion as at October 31, 2010), and are reported as either non-controlling interest or capital trust securities in our Consolidated Balance Sheet. See Note 18 for further information related to the Trust.

Compensation Trusts

We have established trusts in order to administer our employee share ownership plan. Under this plan, we match 50% of employees’ contributions when they choose to contribute a portion of their gross

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

salary toward the purchase of our common shares. Our matching contributions are paid into trusts, which purchase our shares on the open market for distribution to employees once employees are entitled to the shares under the terms of the plan. Total assets held by our compensation trusts amounted to $1,077 million as at October 31, 2011 ($1,021 million in 2010). Based on our assessment of variable interests, we are not required to consolidate these compensation trusts and we have no exposure to loss related to these trusts. See Note 22 for further information related to our Share Purchase Plan.

Other VIEs

We are involved with other entities that may potentially be VIEs. This involvement can include, for example, acting as a derivatives counterparty, liquidity provider, investor, fund manager or trustee. These activities do not cause us to be exposed to a majority of the expected losses of these VIEs or allow us to benefit from a majority of their expected residual returns. As a result, we are not required to consolidate these VIEs. Transactions with these VIEs are conducted at market rates, and individual creditor investment decisions are based upon the analysis of the specific VIE, taking into consideration the quality of underlying assets. We record and report these transactions in the same manner as other transactions. For example, derivative contracts are recorded in accordance with our derivatives accounting policy as outlined in Note 10. Liquidity facilities and indemnification agreements are described in Note 7.

Note 10: Derivative Instruments

Derivative instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates or other financial or commodity prices or indices.

Derivative instruments are either regulated exchange-traded contracts or negotiated over-the-counter contracts. We use these instruments for trading purposes, as well as to manage our exposures, mainly to currency and interest rate fluctuations, as part of our asset/liability management program.

Types of Derivatives

Swaps

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:

Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.

Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.

Cross-currency interest rate swaps – fixed and floating rate interest payments and principal amounts are exchanged in different currencies.

Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.

Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

The main risks associated with these instruments are related to exposure to movements in interest rates, foreign exchange rates, credit quality, securities values or commodities prices, as applicable, and the possible inability of counterparties to meet the terms of the contracts.

Forwards and Futures

Forwards and futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specific price and date in the future.

Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

The main risks associated with these instruments arise from the possible inability of over-the-counter counterparties to meet the terms of the contracts and from movements in commodities prices, securities values, interest rates and foreign exchange rates, as applicable.

Options

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

For options written by us, we receive a premium from the purchaser for accepting market risk.

For options purchased by us, we pay a premium for the right to exercise the option. Since we have no obligation to exercise the option, our primary exposures to risk are the ability to hedge the market risk in a manner which allows us to recover the premium paid and the credit risk if the writer of an over-the-counter contract fails to meet the terms of the contract.

Caps, collars and floors are specialized types of written and purchased options. They are contractual agreements in which the writer agrees to pay the purchaser, based on a specified notional amount, the difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.

Uses of Derivatives

Trading Derivatives

Trading derivatives include derivatives entered into with customers to accommodate their risk management needs, derivatives transacted to generate trading income from our own proprietary trading positions and certain derivatives that do not qualify as hedges for accounting purposes (“economic hedges”).

We structure and market derivative products to enable customers to transfer, modify or reduce current or expected risks.

Proprietary activities include market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products.

We may also take proprietary trading positions in various capital market instruments and derivatives that, taken together, are designed to profit from anticipated changes in market conditions.

Trading derivatives are marked to fair value. Realized and unrealized gains and losses are recorded in trading revenues (losses) in our

138	BMO Financial Group 194th Annual Report 2011

Consolidated Statement of Income. Unrealized gains on trading derivatives are recorded as derivative instrument assets and unrealized losses are recorded as derivative instrument liabilities in our Consolidated Balance Sheet.

Hedging Derivatives

In accordance with our asset/liability management strategy, we enter into various derivative contracts to hedge our interest rate and foreign currency exposures.

Risks Hedged

Interest Rate Risk

We manage interest rate risk through interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, forecasted transaction or firm commitment, or a specific pool of transactions with similar risk characteristics.

Foreign Currency Risk

We manage foreign currency risk through cross-currency swaps and forward contracts. These derivatives are marked to fair value, with realized and unrealized gains and losses recorded in non-interest revenue, consistent with the accounting treatment for gains and losses on the economically hedged item. Changes in fair value on forward contracts that qualify as accounting hedges are recorded in other comprehensive income, with the spot/forward differential (the difference between the foreign currency rate at inception of the contract and the rate at the end of the contract) being recorded in interest expense over the term of the hedge.

We also sometimes economically hedge U.S. dollar earnings through forward foreign exchange contracts to minimize fluctuations in our Canadian dollar earnings due to the translation of our U.S. dollar earnings. These contracts are marked to fair value, with gains and losses recorded as non-interest revenue in foreign exchange, other than trading.

Accounting Hedges

In order for a derivative to qualify as an accounting hedge, the hedging relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how its effectiveness is being assessed. Changes in the fair value of the derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items caused by the risk being hedged or changes in the amount of future cash flows.

Hedge effectiveness is evaluated at the inception of the hedging relationship and on an ongoing basis, retrospectively and prospectively, primarily using quantitative statistical measures of correlation. Any ineffectiveness in the hedging relationship is recognized in non-interest revenue, other in our Consolidated Statement of Income as it arises.

Cash Flow Hedges

Cash flow hedges modify exposure to variability in cash flows for variable rate interest bearing instruments and assets denominated in foreign currencies. Our cash flow hedges, which have a maximum remaining term to maturity of seven years, are hedges of floating rate loans and deposits as well as assets and liabilities denominated in foreign currencies.

We record interest that we pay or receive on these derivatives as an adjustment to interest, dividend and fee income in our Consolidated Statement of Income over the life of the hedge.

To the extent that changes in the fair value of the derivative offset changes in the fair value of the hedged item, they are recorded in other comprehensive income. Any portion of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item (the “ineffectiveness of the hedge”) is recorded directly in non-interest revenue, other in our Consolidated Statement of Income.

For cash flow hedges that are discontinued before the end of the original hedge term, the unrealized gain or loss recorded in other comprehensive income is amortized to interest, dividend and fee income or interest expense, as applicable, in our Consolidated Statement of Income as the hedged item affects earnings. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized in interest, dividend and fee income or interest expense, as applicable, in our Consolidated Statement of Income. The amount of unrealized gain that we expect to reclassify to our Consolidated Statement of Income over the next 12 months is $165 million ($121 million after tax). This will adjust interest on assets and liabilities that were hedged.

Fair Value Hedges

Fair value hedges modify exposure to changes in a fixed rate instrument’s fair value caused by changes in interest rates. These hedges convert fixed rate assets and liabilities to floating rate. Our fair value hedges include hedges of fixed rate securities, deposits and subordinated debt.

We record interest receivable or payable on these derivatives as an adjustment to net interest income in our Consolidated Statement of Income over the life of the hedge.

For fair value hedges, not only is the hedging derivative recorded at fair value but fixed rate assets and liabilities that are part of a hedging relationship are adjusted for the changes in value of the risk being hedged (“quasi fair value”). To the extent that the change in the fair value of the derivative does not offset changes in the quasi fair value of the hedged item (the “ineffectiveness of the hedge”), the net amount is recorded directly in non-interest revenue, other in our Consolidated Statement of Income.

For fair value hedges that are discontinued, we cease adjusting the hedged item to quasi fair value. The quasi fair value adjustment of the hedged item is then amortized as an adjustment to the interest income/expense on the hedged item over its remaining term to maturity. If the hedged item is sold or settled, any remaining quasi fair value adjustment is included in the determination of the gain or loss on sale or settlement. We did not hedge any commitments during the years ended October 31, 2011 and 2010.

Net Investment Hedges

Net investment hedges mitigate our exposure to foreign currency fluctuations in our net investment in foreign operations. Deposit liabilities denominated in foreign currencies are designated as hedges of this exposure. The foreign currency translation on the net investment in foreign operations and the corresponding hedging instrument is recorded in Accumulated Other Comprehensive Income (Loss) on Translation of Net Foreign Operations. To the extent that the hedging instrument is not effective, amounts are included in the Consolidated Statement of Income in foreign exchange, other than trading. There was no hedge ineffectiveness associated with net investment hedges for the year ended October 31, 2011 (gain of $4 million in 2010 and $10 million in 2009).

BMO Financial Group 194th Annual Report 2011	139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value Hedging Relationships

The following table presents the impact of fair value hedges on our financial results.

(Canadian $ in millions)			Pre-tax gains (losses) recorded in income
Contract type		Amount of gain(loss) on hedging derivative (1)	Quasi fair value adjustment (2)	Hedge ineffectiveness recorded in non-interest revenue – other
Interest rate contracts –	2011	135	(146)	(11)
	2010	31	(33)	(2)
	2009	(100)	90	(10)
(1)	Unrealized gains (losses) on hedging derivatives are recorded in Other Assets – Derivative instruments or Other Liabilities – Derivative instruments in the Consolidated Balance Sheet.
(2)	Unrealized gains (losses) on hedged items are recorded in Securities – Available for sale, Subordinated Debt, and Deposits.

Cash Flow Hedging Relationships

The following table presents the impact of cash flow hedges on our financial results.

(Canadian $ in millions)			Pre-tax gains (losses) recorded in income
Contract type	Fair value change recorded in other comprehensive income	Fair value change recorded in non-interest revenue – other	Reclassification of gains (losses) on hedges from other comprehensive income to net interest income	Amortization of spot/forward differential on foreign exchange contracts to interest expense
2011
Interest rate	338	10	107	–
Foreign exchange	120	–	–	(66)
Total	458	10	107	(66)
2010
Interest rate	303	(2)	237	–
Foreign exchange	(80)	–	–	(83)
Total	223	(2)	237	(83)
2009
Interest rate	143	(10)	178	–
Foreign exchange	(360)	–	–	(43)
Total	(217)	(10)	178	(43)

Embedded Derivatives

From time to time, we purchase or issue financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. To the extent that we cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value, with changes in fair value reflected in earnings. Embedded derivatives in certain of our equity linked notes are accounted for separately from the host instrument.

Contingent Features

Certain over-the-counter derivative instruments contain provisions that link how much collateral we are required to post or payment requirements to our credit ratings (as determined by the major credit rating agencies). If our credit ratings were to be downgraded, certain counterparties to the derivative instruments could demand immediate and ongoing collateralization overnight on derivative liability positions or request immediate payment. The aggregate fair value of all derivative instruments with collateral posting requirements that are in a liability position on October 31, 2011 is $7.6 billion, for which we have posted collateral of $6.9 billion. If our credit rating had been downgraded to A– on October 31, 2011 (per Standard & Poor’s Ratings Services), we would have been required to post collateral or meet payment demands of an additional $1.3 billion.

Fair Value

Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value for exchange-traded derivatives is considered to be the price quoted on derivatives exchanges. Fair value for over-the-counter derivatives is determined from discount curves adjusted for credit, model and liquidity risks, as well as administration costs. Discount curves are created using generally accepted valuation techniques from underlying instruments such as cash, bonds, swaps and futures observable in the market. Option implied volatilities, an input into the valuation model, are either obtained directly from market sources or calculated from market prices. Multi-contributor sources are used wherever possible.

140	BMO Financial Group 194th Annual Report 2011

Fair values of our derivative instruments are as follows:

(Canadian $ in millions)			2011			2010
	Gross assets	Gross liabilities	Net	Gross assets	Gross liabilities	Net
Trading
Interest Rate Contracts
Swaps	34,844	(33,940)	904	31,312	(30,173)	1,139
Forward rate agreements	117	(116)	1	87	(80)	7
Futures	4	(12)	(8)	5	(14)	(9)
Purchased options	1,317	–	1,317	1,398	–	1,398
Written options	–	(1,630)	(1,630)	–	(1,667)	(1,667)
Foreign Exchange Contracts
Cross-currency swaps	1,391	(1,840)	(449)	1,271	(2,300)	(1,029)
Cross-currency interest rate swaps	5,139	(4,606)	533	4,595	(4,116)	479
Forward foreign exchange contracts	2,706	(3,165)	(459)	2,536	(2,950)	(414)
Purchased options	190	–	190	218	–	218
Written options	–	(164)	(164)	–	(171)	(171)
Commodity Contracts
Swaps	1,041	(1,173)	(132)	1,462	(1,584)	(122)
Purchased options	570	–	570	1,127	–	1,127
Written options	–	(667)	(667)	–	(1,004)	(1,004)
Equity Contracts	4,336	(2,398)	1,938	1,653	(2,233)	(580)
Credit Default Swaps
Purchased	1,179	–	1,179	1,280	–	1,280
Written	–	(880)	(880)	–	(933)	(933)
Total fair value – trading derivatives	52,834	(50,591)	2,243	46,944	(47,225)	(281)
Average fair value (1)	44,572	(43,683)	889	44,149	(43,395)	754
Hedging
Interest Rate Contracts
Cash flow hedges – swaps	648	(164)	484	424	(256)	168
Fair value hedges – swaps	1,158	(570)	588	877	(489)	388
Total swaps	1,806	(734)	1,072	1,301	(745)	556
Foreign Exchange Contracts
Cash flow hedges – forward foreign exchange contracts	1,037	(75)	962	1,514	–	1,514
Total foreign exchange contracts	1,037	(75)	962	1,514	–	1,514
Total fair value – hedging derivatives (2)	2,843	(809)	2,034	2,815	(745)	2,070
Average fair value (1)	2,793	(677)	2,116	2,398	(644)	1,754
Total fair value – trading and hedging derivatives	55,677	(51,400)	4,277	49,759	(47,970)	1,789
Less: impact of master netting agreements	(35,856)	35,856	–	(31,537)	31,537	–
Total	19,821	(15,544)	4,277	18,222	(16,433)	1,789
(1)	Average fair value amounts are calculated using a five-quarter rolling average.
(2)	The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments or future cash flows.

Assets are shown net of liabilities to customers where we have an enforceable right to offset amounts and we intend to settle contracts on a net basis.

Derivative instruments recorded in our Consolidated Balance Sheet are as follows:

(Canadian $ in millions)	Assets		Liabilities
	2011	2010	2011	2010
Fair value of trading derivatives	52,834	46,944	50,591	47,225
Fair value of hedging derivatives	2,843	2,815	809	745
Total	55,677	49,759	51,400	47,970

BMO Financial Group 194th Annual Report 2011	141

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notional Amounts

The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(Canadian $ in millions)				2011				2010
		Hedging				Hedging
	Trading	Cash flow	Fair value	Total	Trading	Cash flow	Fair value	Total
Interest Rate Contracts
Over-the-counter
Swaps	1,986,425	31,842	42,041	2,060,308	1,443,036	29,303	37,539	1,509,878
Forward rate agreements	449,154	–	–	449,154	406,115	–	–	406,115
Purchased options	34,720	–	–	34,720	41,254	–	–	41,254
Written options	40,454	–	–	40,454	54,898	–	–	54,898
	2,510,753	31,842	42,041	2,584,636	1,945,303	29,303	37,539	2,012,145
Exchange-traded
Futures	122,683	–	–	122,683	42,316	–	–	42,316
Purchased options	29,544	–	–	29,544	44,656	–	–	44,656
Written options	27,955	–	–	27,955	35,201	–	–	35,201
	180,182	–	–	180,182	122,173	–	–	122,173
Total interest rate contracts	2,690,935	31,842	42,041	2,764,818	2,067,476	29,303	37,539	2,134,318
Foreign Exchange Contracts
Over-the-counter
Cross-currency swaps	31,428	–	–	31,428	27,002	–	–	27,002
Cross-currency interest rate swaps	213,301	–	–	213,301	179,791	–	–	179,791
Forward foreign exchange contracts	270,406	15,151	–	285,557	225,750	13,832	–	239,582
Purchased options	7,966	–	–	7,966	7,510	–	–	7,510
Written options	10,352	–	–	10,352	11,960	–	–	11,960
	533,453	15,151	–	548,604	452,013	13,832	–	465,845
Exchange-traded
Futures	243	–	–	243	2,147	–	–	2,147
Purchased options	4,434	–	–	4,434	10,220	–	–	10,220
Written options	2,288	–	–	2,288	4,205	–	–	4,205
	6,965	–	–	6,965	16,572	–	–	16,572
Total foreign exchange contracts	540,418	15,151	–	555,569	468,585	13,832	–	482,417
Commodity Contracts
Over-the-counter
Swaps	14,681	–	–	14,681	16,400	–	–	16,400
Purchased options	8,860	–	–	8,860	8,745	–	–	8,745
Written options	4,747	–	–	4,747	6,395	–	–	6,395
	28,288	–	–	28,288	31,540	–	–	31,540
Exchange-traded
Futures	19,858	–	–	19,858	21,169	–	–	21,169
Purchased options	9,051	–	–	9,051	26,186	–	–	26,186
Written options	10,441	–	–	10,441	28,759	–	–	28,759
	39,350	–	–	39,350	76,114	–	–	76,114
Total commodity contracts	67,638	–	–	67,638	107,654	–	–	107,654
Equity Contracts
Over-the-counter	25,450	–	–	25,450	22,896	–	–	22,896
Exchange-traded	22,450	–	–	22,450	13,549	–	–	13,549
Total equity contracts	47,900	–	–	47,900	36,445	–	–	36,445
Credit Default Swaps
Over-the-counter purchased	40,149	–	–	40,149	44,615	–	–	44,615
Over-the-counter written	36,135	–	–	36,135	40,650	–	–	40,650
Total credit default swaps	76,284	–	–	76,284	85,265	–	–	85,265
Total	3,423,175	46,993	42,041	3,512,209	2,765,425	43,135	37,539	2,846,099

Included in the notional amounts is $28 million as at October 31, 2011 ($231 million in 2010) related to the Managed Futures Certificates of Deposit Program. Risk exposures represented by the assets in this program are traded on behalf of customers, with all gains and losses accruing to them.

142	BMO Financial Group 194th Annual Report 2011

Derivative-Related Market Risk

Derivative instruments are subject to market risk. Market risk arises from the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of derivative instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We strive to limit market risk by employing comprehensive governance and management processes for all market risk-taking activities.

Derivative-Related Credit Risk

Over-the-counter derivative instruments are subject to credit risk arising from the possibility that counterparties may default on their obligations. The credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose us to potential credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. The credit risk is represented by the positive fair value of the derivative instrument. We strive to limit credit risk by dealing with counterparties that we believe are creditworthy, and we manage our credit risk for derivatives using the same credit risk process that is applied to loans and other credit assets.

We also pursue opportunities to reduce our exposure to credit losses on derivative instruments, including entering into collateral agreements and entering into master netting agreements with counter-parties. The credit risk associated with favourable contracts is eliminated by master netting agreements to the extent that unfavourable contracts with the same counterparty cannot be settled before favourable contracts.

Exchange-traded derivatives have no potential for credit exposure as they are settled net with each exchange.

Terms used in the credit risk table below are as follows:

Replacement cost represents the cost of replacing all contracts that have a positive fair value, using current market rates. It represents in effect the unrealized gains on our derivative instruments. Replacement costs disclosed below represent the net of the asset and liability to a specific counterparty where we have a legally enforceable right to offset the amount owed to us with the amount owed by us and we intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Credit risk equivalent represents the total replacement cost plus an amount representing the potential future credit exposure, as outlined in OSFI’s Capital Adequacy Guideline.

Risk-weighted assets represent the credit risk equivalent, weighted based on the creditworthiness of the counterparty, as prescribed by OSFI.

(Canadian $ in millions)			2011			2010
	Replacement cost	Credit risk equivalent	Risk-weighted assets	Replacement cost	Credit risk equivalent	Risk-weighted assets
Interest Rate Contracts
Swaps	36,650	43,776	–	32,613	38,255	–
Forward rate agreements	117	137	–	87	110	–
Purchased options	1,307	1,437	–	1,379	1,566	–
Total interest rate contracts	38,074	45,350	2,820	34,079	39,931	3,738
Foreign Exchange Contracts
Cross-currency swaps	1,391	2,854	–	1,271	2,456	–
Cross-currency interest rate swaps	5,139	15,386	–	4,595	13,087	–
Forward foreign exchange contracts	3,743	6,667	–	4,050	6,702	–
Purchased options	159	251	–	173	245	–
Total foreign exchange contracts	10,432	25,158	2,299	10,089	22,490	2,477
Commodity Contracts
Swaps	1,041	2,690	–	1,462	3,612	–
Purchased options	138	1,348	–	382	1,666	–
Total commodity contracts	1,179	4,038	820	1,844	5,278	853
Equity Contracts	467	1,943	117	625	1,961	137
Credit Default Swaps	1,179	1,485	3,354	1,280	1,756	3,476
Total derivatives	51,331	77,974	9,410	47,917	71,416	10,681
Less: impact of master netting agreements	(35,856)	(50,642)	–	(31,537)	(45,706)	–
Total	15,475	27,332	9,410	16,380	25,710	10,681

The total derivatives and impact of master netting agreements for replacement cost do not include exchange-traded derivatives with a fair value of $4,346 million as at October 31, 2011 ($1,842 million in 2010).

Transactions are conducted with counterparties in various geographic locations and industries. Set out below is the replacement cost of contracts before and after the impact of master netting agreements with customers located in the following countries, based on country of ultimate risk:

(Canadian $ in millions, except as noted)	Before master netting agreements				After master netting agreements
	2011		2010		2011		2010
Canada	21,579	42	19,202	40	9,253	59	8,898	54
United States	12,360	24	12,450	26	3,198	21	3,991	24
United Kingdom	8,431	16	7,363	15	1,329	9	1,115	7
France	3,022	6	2,390	5	339	2	393	2
Germany	2,953	6	3,346	7	126	1	274	2
Other countries (1)	2,986	6	3,166	7	1,230	8	1,709	11
Total	51,331	100%	47,917	100%	15,475	100%	16,380	100%

(1)	No other country represented 5% or more of our replacement cost in 2011 or 2010.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 194th Annual Report 2011	143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Transactions are conducted with various counterparties. Set out below is the replacement cost of contracts (before the impact of master netting agreements) with customers in the following industries:

(Canadian $ in millions)	Interest rate contracts		Foreign exchange contracts		Commodity contracts		Equity contracts		Credit default swaps		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Financial institutions	32,576	29,380	6,737	6,693	294	654	227	382	391	312	40,225	37,421
Government	3,018	2,351	2,604	2,487	33	56	–	–	–	–	5,655	4,894
Natural resources	32	45	96	74	311	351	–	–	–	–	439	470
Energy	80	54	10	2	185	239	–	–	–	–	275	295
Other	2,368	2,249	985	833	356	544	240	243	788	968	4,737	4,837
Total	38,074	34,079	10,432	10,089	1,179	1,844	467	625	1,179	1,280	51,331	47,917

Credit Derivatives and Guarantees

Credit derivatives – protection sold by ratings/maturity profile:

	Maximum payout/Notional				Fair value
As at October 31, 2011 (Canadian $ in millions)	Within 1 year	1 to 5 years	Over 5 years	Total	Liability
Credit default swaps
Investment grade (1)	8,866	24,603	550	34,019	702
Non-investment grade (1)	1,033	704	176	1,913	176
Non-rated	113	24	66	203	2
Total (2)	10,012	25,331	792	36,135	880

	Maximum payout/Notional				Fair value
As at October 31, 2010 (Canadian $ in millions)	Within 1 year	1 to 5 years	Over 5 years	Total	Liability
Credit default swaps
Investment grade (1)	2,514	24,752	10,498	37,764	834
Non-investment grade (1)	748	1,774	100	2,622	97
Non-rated	155	108	1	264	2
Total (2)	3,417	26,634	10,599	40,650	933
(1)	Credit ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings. These credit ratings largely reflect those assigned by external rating agencies to those issuers of the underlying securities or referenced asset and are not ratings of our securities. These ratings represent the payment or performance risk of the underlying security or referenced asset.
(2)	As at October 31, 2011, the notional value and net carrying value of credit protection sold in which we held purchased protection with identical underlying assets was $2 billion and $124 million ($2 billion and $56 million in 2010).

Term to Maturity

Our derivative contracts have varying maturity dates. The remaining contractual term to maturity for the notional amounts of our derivative contracts is set out below:

(Canadian $ in millions)	Term to maturity					2011	2010
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total notional amounts	Total notional amounts
Interest Rate Contracts
Swaps	809,282	530,697	392,681	260,192	67,456	2,060,308	1,509,878
Forward rate agreements, futures and options	613,547	68,514	14,562	6,795	1,092	704,510	624,440
Total interest rate contracts	1,422,829	599,211	407,243	266,987	68,548	2,764,818	2,134,318
Foreign Exchange Contracts
Cross-currency swaps	8,633	4,719	8,669	6,772	2,635	31,428	27,002
Cross-currency interest rate swaps	43,267	64,796	53,103	40,919	11,216	213,301	179,791
Forward foreign exchange contracts, futures and options	295,485	9,282	4,976	1,090	7	310,840	275,624
Total foreign exchange contracts	347,385	78,797	66,748	48,781	13,858	555,569	482,417
Commodity Contracts
Swaps	7,972	5,579	662	432	36	14,681	16,400
Futures and options	32,381	15,806	3,781	989	–	52,957	91,254
Total commodity contracts	40,353	21,385	4,443	1,421	36	67,638	107,654
Equity Contracts	43,196	1,973	2,257	8	466	47,900	36,445
Credit Contracts	20,424	30,739	22,471	2,461	189	76,284	85,265
Total notional amount	1,874,187	732,105	503,162	319,658	83,097	3,512,209	2,846,099

144	BMO Financial Group 194th Annual Report 2011

Note 11: Premises and Equipment

We record land at cost and all premises and equipment at cost less accumulated amortization, except for premises and equipment acquired through acquisitions, which are recorded at fair value on the date acquired. Buildings, computer equipment and operating system software, other equipment and leasehold improvements are amortized on a straight-line basis over their estimated useful lives. The maximum estimated useful lives we use to amortize our assets are as follows:

Buildings	40 years
Computer equipment and operating system software	15 years
Other equipment	10 years
Leasehold improvements	Lease term to a maximum of 10 years

(Canadian $ in millions)						2011						2010
	Land	Buildings	Computer equipment	Other equipment	Leasehold improvements	Total	Land	Buildings	Computer equipment	Other equipment	Leasehold improvements	Total
Cost:
Balance at beginning of year	169	1,283	1,334	801	901	4,488	175	1,294	1,387	796	866	4,518
Additions	7	87	153	53	95	395	5	40	121	62	67	295
Disposals (1)	(2)	(16)	(99)	(17)	(22)	(156)	(5)	(31)	(151)	(54)	(22)	(263)
Additions from acquisitions (2)	127	184	74	55	23	463	–	–	–	–	–	–
Foreign exchange and other	3	1	(3)	1	(4)	(2)	(6)	(20)	(23)	(3)	(10)	(62)
Balance at end of year	304	1,539	1,459	893	993	5,188	169	1,283	1,334	801	901	4,488
Accumulated depreciation and impairment:
Balance at beginning of year	–	675	1,054	623	576	2,928	–	662	1,054	632	536	2,884
Disposals (1)	–	(13)	(94)	(16)	(21)	(144)	–	(30)	(98)	(46)	(18)	(192)
Amortization	–	55	134	43	72	304	–	65	114	39	49	267
Foreign exchange and other	–	(5)	5	(16)	(1)	(17)	–	(22)	(16)	(2)	9	(31)
Balance at end of year	–	712	1,099	634	626	3,071	–	675	1,054	623	576	2,928
Net carrying value	304	827	360	259	367	2,117	169	608	280	178	325	1,560

(1)	Includes fully depreciated assets written-off.
(2)	Premises and equipment are recorded at the fair value on the date of acquisition.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

Gains and losses on disposal are included in other non-interest revenue in our Consolidated Statement of Income.

We test premises and equipment for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. We write them down to fair value when the related undiscounted cash flows are less than the carrying value. There were no significant write-downs of premises and equipment due to impairment during the years ended October 31, 2011, 2010 and 2009.

Lease Commitments

We have entered into a number of non-cancellable leases for premises and equipment. Our total contractual rental commitments as at October 31, 2011 were $1,812 million. The commitments for each of the next five years and thereafter are $277 million for 2012, $253 million for 2013, $209 million for 2014, $186 million for 2015, $163 million for 2016 and $724 million thereafter. Included in these amounts are the commitments related to 799 leased branch locations as at October 31, 2011.

Net rent expense for premises and equipment reported in our Consolidated Statement of Income for the years ended October 31, 2011, 2010 and 2009 was $371 million, $340 million and $340 million, respectively.

Note 12: Acquisitions

We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets, and the liabilities assumed based on their fair values at the date of acquisition. Any excess is then recorded as goodwill. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

Marshall & llsley Corporation (“M&l”)

On July 5, 2011, we completed the acquisition of Milwaukee-based Marshall & llsley Corporation for consideration of $4.0 billion (US$4.2 billion) paid in common shares, with fractional entitlements to our common shares paid in cash. Each common share of M&l was exchanged for 0.1257 of a common share, resulting in the issuance of approximately 67 million common shares. The value of our common shares was arrived at using the average of our common share price prevailing during the five-day period before and after December 17,

2010, the day the terms of the business combination were agreed to and announced. In addition, immediately prior to the completion of the transaction, we purchased M&l’s Troubled Asset Relief Program preferred shares and warrants from the U.S. Treasury for $1.6 billion (US$1.7 billion). The acquisition of M&l allows us to strengthen our competitive position in the U.S. Midwest markets. As part of this acquisition, we acquired a core deposit intangible asset that is being amortized on an accelerated basis over a period of 10 years, a customer relationship intangible asset that is being amortized on an accelerated basis over a period of 15 years, a credit card portfolio intangible asset that is being amortized on an accelerated basis over a period of 15 years, and a trade name intangible asset that is being amortized on an accelerated basis over a period of five years. Goodwill related to this acquisition is not deductible for tax purposes. M&l is part of our Personal and Commercial Banking U.S., Private Client Group, BMO Capital Markets and Corporate reporting segments. Goodwill was allocated to these segments except for Corporate.

BMO Financial Group 194th Annual Report 2011	145

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lloyd George Management (“LGM”)

On April 28, 2011, we completed the acquisition of all outstanding voting shares of Hong Kong-based Lloyd George Management for cash consideration of $87 million subject to a post-closing adjustment based on working capital, plus contingent consideration based on meeting certain revenue thresholds over three years. During the year ended October 31, 2011, we increased the purchase price by $15 million to $102 million based on a revaluation of net assets acquired and the finalization of working capital adjustments. Contingent consideration of approximately $8 million is expected to be paid in future years related to this acquisition. The acquisition of LGM allows us to expand our investment management capabilities in Asia and emerging markets to meet clients’ growing demand for global investment strategies. As part of this acquisition, we acquired a customer relationship intangible asset that is being amortized on a straight-line basis over a period of 15 years. Goodwill related to this acquisition is not deductible for tax purposes. LGM is part of our Private Client Group reporting segment.

AMCORE Bank, N.A. (“AMCORE”)

On April 23, 2010, we completed the acquisition of certain assets and liabilities of AMCORE from the Federal Deposit Insurance Corporation (“FDIC”) for total consideration of $225 million (US$222 million), including post-closing adjustments based on net assets. As part of the acquisition, we had the option to purchase certain AMCORE branches after the close of the transaction. During the year ended October 31, 2011, we increased the purchase price by $20 million to $245 million as a result of the purchase of certain of these branches. Under the terms of the acquisition, the FDIC absorbs 80% of the losses on the acquired loans. The acquisition of AMCORE accelerates our growth strategy and reinforces our already strong position in the U.S. Midwest by expanding our presence in Illinois and Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset that is being amortized on an accelerated basis over 10 years. All intangibles, including goodwill, related to this acquisition are deductible for tax purposes. The acquired assets and liabilities are included in our Personal and Commercial Banking U.S. reporting segment.

Diners Club

On December 31, 2009, we completed the acquisition of the net cardholder receivables of the Diners Club North American franchise from Citigroup for total cash consideration of $838 million (US$798 million), including a post-closing adjustment based on net assets. The acquisition of the net cardholder receivables of Diners Club gives us the right to issue Diners Club cards to corporate and professional clients in the United States and Canada and will accelerate our initiative to expand in the travel and entertainment card sector for commercial customers across North America. As part of this acquisition, we acquired a customer relationship intangible asset that is being amortized on an accelerated basis over 15 years and a computer software intangible asset that is being amortized on a straight-line basis over five years. All intangibles, including goodwill of $5 million related to this acquisition are deductible for tax purposes. Diners Club is part of our Personal and Commercial Banking Canada reporting segment.

Paloma Securities L.L.C. (“Paloma”)

On December 13, 2009, we completed the acquisition of selected assets used in the securities lending business of Paloma for cash consideration of $7 million (US$6 million) and hired its global securities lending team. The acquisition provides us with the opportunity to expand our securities lending operation. Goodwill related to this acquisition is deductible for tax purposes. This acquisition is part of our BMO Capital Markets reporting segment.

Integra GRS (“Integra”)

On November 23, 2009, we completed the acquisition of the record-keeping business of Integra, a wholly-owned subsidiary of Integra Capital Management Corporation, for cash consideration of $13 million, plus contingent consideration of $3 million paid in 2010, based on additional client contracts assigned from the vendor within six months after the closing date. The acquisition of Integra extends our existing wealth management offering. As part of this acquisition, we acquired a customer relationship intangible asset that is being amortized on a straight-line basis over five years and a computer software intangible asset that is being amortized on a straight-line basis over three years. Goodwill related to this acquisition is deductible for tax purposes. Integra is part of our Private Client Group reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the dates of acquisition are as follows:

(Canadian $ in millions)		2011				2010
	LGM	M&I	AMCORE	Diners Club	Paloma	Integra
Cash resources (1)	11	2,838	420	–	–	–
Securities	3	5,972	10	–	–	–
Loans	–	29,148	1,551	873	–	–
Premises and equipment	–	443	20	–	–	–
Goodwill	62	1,842	86	5	7	7
Intangible assets	31	649	24	63	–	9
Future tax assets	–	2,125	–	–	–	–
Other assets	21	2,239	494	9	–	–
Total assets	128	45,256	2,605	950	7	16
Deposits	–	33,799	2,207	–	–	–
Other liabilities	26	7,466	153	112	–	–
Total liabilities	26	41,265	2,360	112	–	–
Purchase price	102	3,991	245	838	7	16

The allocation of the purchase price for LGM and M&I is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

(1)	Cash resources acquired through the M&I and AMCORE acquisitions include cash and cash equivalents and interest bearing deposits.

146	BMO Financial Group 194th Annual Report 2011

Note 13: Goodwill and Intangible Assets

Goodwill

When we complete a business combination, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill.

Goodwill is not amortized; however, it is tested for impairment at least annually. The impairment test consists of comparing the book value of our reporting units (groups of businesses with similar characteristics) including allocated goodwill, to their fair values. We determine fair value primarily using discounted cash flows. The excess of carrying value of goodwill over fair value of goodwill, if any, is recorded as an impairment charge in the period in which impairment is determined.

There were no write-downs of goodwill due to impairment during the years ended October 31, 2011, 2010 and 2009.

A continuity of our goodwill by reporting unit for the years ended October 31, 2011 and 2010 is as follows:

(Canadian $ in millions)				Personal and Commercial Banking								Private Client Group	BMO Capital Markets		Corporate Services	Total
	P&C Canada	P&C U.S.		Total	Client Investing		Investment Products		Private Banking		Insurance	Total			Technology and Operations
Goodwill as at October 31, 2009	119	984		1,103	68		211		78		1	358	106		2	1,569
Acquisitions during the year	5	86		91	–		7		–		–	7	7		–	105
Other (1)	(3)	(50)		(53)	–		(2)		(1)		1	(2)	–		–	(55)
Goodwill as at October 31, 2010	121	1,020		1,141	68		216		77		2	363	113		2	1,619
Acquisitions during the year	–	1,435		1,435	–		146		249		–	395	74		–	1,904
Other (1)	(1)	47		46	–		4		10		–	14	2		–	62
Goodwill as at October 31, 2011	120 (2)	2,502	(3)	2,622	68	(4)	366	(5)	336	(6)	2	772	189	(7)	2	3,585
(1)	Other changes in goodwill include the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to Moneris Solutions Corporation, bcpbank Canada and Diners Club.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust, Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc., AMCORE and M&I.
(4)	Relates to BMO Nesbitt Burns Corporation Limited.
(5)	Relates to Guardian Group of Funds Ltd., Pyrford International plc, Integra GRS, LGM and M&I.
(6)	Relates primarily to Harris myCFO Inc., Stoker Ostler Wealth Advisors, Inc. and M&I.
(7)	Relates to Gerard Klauer Mattison & Co., Inc., BMO Nesbitt Burns Corporation Limited, Griffin, Kubik, Stephens & Thompson, Inc., Paloma Securities L.L.C. and M&I.

Intangible Assets

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Software is recorded at cost. The following table presents the change in the balance of the intangible assets:

(Canadian $ in millions)	Customer relationships	Core deposits	Branch distribution networks	Purchased software – amortizing	Developed software – amortizing	Software under development	Other	Total
Intangible assets cost as at October 31, 2009	85	237	163	546	797	70	24	1,922
Additions/disposals/other	29	2	(3)	1	128	77	2	236
Acquisitions	69	21	–	–	6	–	–	96
Foreign exchange	(10)	(13)	(9)	(4)	(14)	(1)	–	(51)
Intangible assets cost as at October 31, 2010	173	247	151	543	917	146	26	2,203
Additions/disposals/other	(2)	(2)	–	7	270	(26)	–	247
Acquisitions	218	462	–	–	–	–	–	680
Foreign exchange	8	14	(3)	(1)	(6)	(1)	–	11
Intangible assets cost as at October 31, 2011	397	721	148	549	1,181	119	26	3,141

The following table presents the accumulated amortization of the intangible assets:

(Canadian $ in millions)	Customer relationships	Core deposits	Branch distribution networks	Purchased software – amortizing	Developed software – amortizing	Software under development	Other	Total
Accumulated amortization at October 31, 2009	41	175	142	435	446	–	23	1,262
Disposals/other	29	2	(2)	(28)	(42)	–	1	(40)
Amortization	12	12	11	47	120	–	1	203
Foreign exchange	(1)	(10)	(9)	(3)	(11)	–	–	(34)
Accumulated amortization at October 31, 2010	81	179	142	451	513	–	25	1,391
Disposals/other	(2)	(11)	–	(5)	(14)	–	–	(32)
Amortization	19	43	8	34	126	–	1	231
Foreign exchange	–	(4)	(3)	–	(4)	–	–	(11)
Accumulated amortization at October 31, 2011	98	207	147	480	621	–	26	1,579

Carrying value at October 31, 2010	92	68	9	92	404	146	1	812
Carrying value at October 31, 2011	299	514	1	69	560	119	–	1,562

BMO Financial Group 194th Annual Report 2011	147

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets are amortized to income over the period during which we believe the assets will benefit us on either a straight-line or an accelerated basis, over a period not to exceed 15 years. We have no significant intangible assets with indefinite lives. The weighted-average amortization period for customer relationships is 13 years, core deposits 10 years, branch distribution networks 15 years, purchased and developed software five years and other six years.

We test intangible assets for impairment when events or changes in circumstances indicate that their carrying value may not be recover-

able. We write them down to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. There were no write-downs of intangible assets due to impairment during the years ended October 31, 2011, 2010 and 2009.

The total estimated amortization expense related to existing intangible assets for each of the next five years is $257 million for 2012, $242 million for 2013, $227 million for 2014, $212 million for 2015 and $201 million for 2016.

Note 14: Other Assets

(Canadian $ in millions)	2011	2010
Accounts receivable, prepaid expenses and other items	7,390	3,792
Accrued interest receivable	894	879
Due from clients, dealers and brokers	592	399
Current tax receivable (Note 24)	1,319	1,459
Future tax assets (Note 24)	2,787	559
Insurance assets	226	204
Pension asset (Note 23)	1,866	1,900
Total	15,074	9,192

Note 15: Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Deposits by:
Banks	747	606	541	388	2,424	2,346	17,187	16,095	20,899	19,435
Businesses and governments (1) (2)	11,839	9,052	20,647	14,701	37,989	24,949	89,271	82,071	159,746	130,773
Individuals	5,581	6,664	9,438	8,919	60,902	41,494	46,366	41,966	122,287	99,043
Total (3)	18,167	16,322	30,626	24,008	101,315	68,789	152,824	140,132	302,932	249,251
Booked in:
Canada	17,257	15,657	22,918	20,654	52,966	46,996	97,892	90,286	191,033	173,593
United States	495	282	7,581	3,345	47,767	21,274	41,067	35,800	96,910	60,701
Other countries	415	383	127	9	582	519	13,865	14,046	14,989	14,957
Total	18,167	16,322	30,626	24,008	101,315	68,789	152,824	140,132	302,932	249,251
(1)	The senior deposit notes of $800 million (2010 – $800 million) issued to BMO Subordinated Notes Trust and $450 million (2010 – $450 million) issued to BMO Capital Trust II are included in business and government deposits. Please refer to Note 17 and Note 18, respectively, for further details.
(2)	Included in business and government deposits are Covered Bond issuances of €1 billion maturing in January 2013, US$2 billion maturing in October 2014, US$2 billion maturing in June 2015 and US$1.5 billion maturing in January 2016 and which pay interest of 4.25%, 1.30%, 2.85% and 2.63%, respectively (2010 – €1 billion maturing in January 2013 and US$2 billion maturing in June 2015, 4.25% and 2.85%). Please refer to Note 9 for further details.
(3)	As at October 31, 2011 and 2010, total deposits payable on a fixed date included $15,377 million and $14,860 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities.

Included in deposits as at October 31, 2011 and 2010 are $134,398 million and $92,213 million, respectively, of deposits denominated in U.S. dollars, and $4,908 million and $5,207 million, respectively, of deposits denominated in other foreign currencies.

Deposits

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.

Deposits payable on a fixed date are comprised of:

•

Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.

•

Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at October 31, 2011, we had borrowed $831 million of federal funds ($732 million in 2010).

•	Commercial paper, which totalled $991 million as at October 31, 2011 ($1,816 million in 2010).

Included in our deposits payable on a fixed date as at October 31, 2011 were $125,533 million of deposits, each greater than one hundred thousand dollars, of which $76,972 million were booked in Canada, $34,695 million were booked in the United States and $13,866 million were booked in other countries ($116,452 million, $67,321 million, $35,085 million and $14,046 million, respectively, in 2010). Of the

148	BMO Financial Group 194th Annual Report 2011

$76,972 million of deposits booked in Canada, $34,842 million mature in less than three months, $1,846 million mature in three to six months, $6,154 million mature in six to 12 months and $34,130 million mature after 12 months ($67,321 million, $35,191 million, $1,349 million, $6,171 million and $24,610 million, respectively, in 2010). We have liquid assets of $154,940 million to support these and other deposit liabilities ($143,953 million in 2010). A portion of these liquid assets have been pledged (see Note 28).

The following table presents the maturity schedule for our deposit liabilities.

Contractual Obligations (Canadian $ in millions)	2011	2010
Within 1 year	105,300	102,184
1 to 2 years	15,944	11,780
2 to 3 years	10,107	12,491
3 to 4 years	7,077	2,139
4 to 5 years	8,644	6,000
Over 5 years (1)	155,860	114,657
Total (2)	302,932	249,251
(1)	The over 5 years category includes deposits with no fixed maturity date.
(2)	Includes structured notes designated under the fair value option.

The following table presents the average deposit balances and average rates of interest paid during 2011 and 2010:

	Average balances		Average rate paid (%)
(Canadian $ in millions, except as noted)	2011	2010	2011	2010
Deposits Booked in Canada
Demand deposits – interest bearing	17,489	15,331	0.41	0.24
Demand deposits – non-interest bearing	21,620	19,213	–	–
Payable after notice	49,282	45,384	0.53	0.29
Payable on a fixed date	89,469	87,208	1.90	1.88
Total deposits booked in Canada	177,860	167,136	1.14	1.08
Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries	7,648	8,022	0.53	0.98
Governments and institutions in the United States and other countries	9,804	8,862	0.54	0.51
Other demand deposits	4,497	3,114	0.03	0.03
Other deposits payable after notice or on a fixed date	70,874	54,829	0.73	0.78
Total deposits booked in the United States and other countries	92,823	74,827	0.66	0.74
Total average deposits	270,683	241,963	0.98	0.98

As at October 31, 2011 and 2010, deposits by foreign depositors in our Canadian bank offices amounted to $18,237 million and $14,129 million, respectively.

A portion of our structured note liabilities are designated as trading under the fair value option and are accounted for at fair value, which better aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was a decrease in non-interest revenue, trading revenues of $57 million for the year ended October 31, 2011 (decrease of $110 million in 2010), including an increase of $50 million attributable to changes in our credit spread (increase of $13 million in 2010). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.

The change in fair value related to changes in our credit spread that has been recognized since these notes were designated as held for trading to October 31, 2011 was an unrealized gain of $21 million. Starting in 2009, we hedged the exposure to changes in our credit spread.

The fair value and amount due at contractual maturity of these notes as at October 31, 2011 were $4,301 million and $4,572 million, respectively ($3,976 million and $4,084 million, respectively, in 2010).

Note 16: Other Liabilities

(Canadian $ in millions)	2011	2010
Acceptances	7,227	7,001
Securities sold but not yet purchased	21,099	16,438
Securities lent or sold under repurchase agreements	39,163	47,110
	67,489	70,549

Acceptances

Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have an offsetting claim, equal to the amount of the acceptances, against our customers. The amount due under acceptances is recorded as a liability and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.

Securities Sold but not yet Purchased

Securities sold but not yet purchased represent our obligation to deliver securities that we did not own at the time of sale. These obligations are recorded at their market value. Adjustments to the market value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in trading revenues (losses) in our Consolidated Statement of Income.

Securities Lent or Sold Under Repurchase Agreements

Securities lent or sold under repurchase agreements represent short-term funding transactions in which we sell securities that we own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. The obligation to repurchase these securities is recorded at the amount owing. The interest expense related to these liabilities is recorded on an accrual basis.

BMO Financial Group 194th Annual Report 2011	149

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions)	2011	2010
Other
Accounts payable, accrued expenses and other items	8,846	6,741
Accrued interest payable	1,088	1,024
Non-controlling interest in subsidiaries	1,348	1,338
Liabilities of subsidiaries, other than deposits	3,815	2,430
Insurance-related liabilities	4,882	4,185
Pension liability (Note 23)	39	23
Tax payable	905	902
Other employee future benefits liability (Note 23)	808	771
Total	21,731	17,414

Included in non-controlling interest in subsidiaries as at October 31, 2011 were capital trust securities including accrued interest totalling $1,060 million ($1,060 million in 2010) (see Note 18) and 7.375% preferred shares of US$250 million (US$250 million in 2010) issued by Harris Preferred Capital Corporation, a U.S. subsidiary, that forms part of our Tier 1 regulatory capital.

Insurance-Related Liabilities

We are engaged in insurance businesses related to life and health insurance, annuities products and reinsurance.

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. Insurance claims and policy benefit liabilities are included in Other liabilities – Insurance-related liabilities. The effect of changes in actuarial assumptions on policy benefit liabilities was not material during either 2010 or 2011.

Reinsurance

In the ordinary course of business, our insurance subsidiaries reinsure risks to other insurance and reinsurance companies in order to provide greater diversification, limit loss exposure to large risks and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries from their direct obligation to the insureds. We evaluate the financial condition of the reinsurers and monitor their credit ratings to minimize our exposure to losses from reinsurer insolvency.

Reinsurance recoverables related to our life insurance business are included in Other liabilities – Insurance-related liabilities to offset the related liabilities. Insurance-related liabilities are net of ceded reinsurance of $499 million in 2011 ($872 million in 2010).

Reinsurance amounts included in non-interest revenue, insurance income in our Consolidated Statement of Income for the years ended October 31 are shown in the table below.

(Canadian $ in millions)	2011	2010	2009
Direct premium income	1,499	1,256	983
Ceded premiums from reinsurance	(392)	(462)	(408)
	1,107	794	575

Note 17: Subordinated Debt

Subordinated debt represents our direct unsecured obligations, in the form of notes and debentures, to our debt holders and forms part of our regulatory capital. The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from OSFI before we can redeem any part of our subordinated debt. Where appropriate, we enter into fair value hedges to hedge the risks caused by changes in interest rates (see Note 10).

During the year ended October 31, 2011, we issued $1.5 billion of 3.979% subordinated debt under our Canadian Medium-Term Note Program. The issue, Series G Medium-Term Notes, First Tranche, is due July 8, 2021 and resets to a floating rate on August 26, 2016. This issue qualifies as part of our regulatory Tier 2 Capital and Total Capital.

During the year ended October 31, 2010, we redeemed all of our 4.00% Series C Medium-Term Notes, Tranche 1, due 2015, totalling $500 million. The notes were redeemed at a redemption price of 100% of the principal amount plus unpaid accrued interest to the redemption date.

As at October 31, 2011 and 2010, $800 million of innovative subordinated debentures, BMO Trust Subordinated Notes (“BMO TSNs –Series A”) issued through SN Trust, were outstanding. SN Trust is a variable interest entity which we are not required to consolidate (see Note 9); therefore, the BMO TSNs – Series A issued by SN Trust are not reported in our Consolidated Balance Sheet. SN Trust used the proceeds of the issuance to purchase a senior deposit note from us which is reported as a business and government deposit liability in our Consolidated Balance Sheet. All of the BMO TSNs – Series A will be exchanged automatically, without the consent of the holders, into our Series E Subordinated Notes upon the occurrence of specific events, such as a wind-up of Bank of Montreal, a regulatory requirement to increase capital, violations of regulatory capital requirements or changes to tax legislation.

We have guaranteed the payments of principal, interest and redemption price, if any, and any other amounts on the BMO TSNs –Series A when they become due and payable. This guarantee is subordinate to our deposit liabilities and all other liabilities, except for other guarantees, obligations or liabilities that are designated as ranking either equally with or subordinate to the subordinated indebtedness.

The senior deposit note we issued to SN Trust bears interest at an annual rate of 5.90% and will mature on September 26, 2022.

150	BMO Financial Group 194th Annual Report 2011

The term to maturity and repayments of our subordinated debt are as follows:

(Canadian $ in millions, except as noted)	Face value	Maturity date	Interest rate (%)	Redeemable at our option beginning in	2011 Total (9)	2010 Total
Debentures Series 16	100	February 2017	10.00	February 2012 (1)	100	100
Debentures Series 20	150	December 2025 to 2040	8.25	Not redeemable	150	150
Series C Medium-Term Notes
Tranche 2	500	April 2020	4.87	April 2015 (2)	500	500
Series D Medium-Term Notes
Tranche 1	700	April 2021	5.10	April 2016 (3)	700	700
Tranche 2	1,200	June 2017	5.20	June 2012 (4)	1,200	1,200
Series F Medium-Term Notes
Tranche 1	900	March 2023	6.17	March 2018 (5)	900	900
Series G Medium-Term Notes
Tranche 1	1,500	July 8, 2021	3.98	July 2016 (6)	1,500	–
					5,050	3,550	(8)
BMO Trust Subordinated Notes – Series A	800	September 2022	5.75	September 2017 (7)	800	800
Total					5,850	4,350

(1)	Redeemable at the greater of par and the Canada Yield Price after their redemption date of February 20, 2012 until their maturity date of February 20, 2017.
(2)	Redeemable at the greater of par and the Canada Yield Price prior to April 22, 2015, and redeemable at par commencing April 22, 2015.
(3)	Redeemable at the greater of par and the Canada Yield Price prior to April 21, 2016, and redeemable at par commencing April 21, 2016.
(4)	Redeemable at the greater of par and the Canada Yield Price prior to June 21, 2012, and redeemable at par commencing June 21, 2012.
(5)	Redeemable at the greater of par and the Canada Yield Price prior to March 28, 2018, and redeemable at par commencing March 28, 2018.

(6)	Redeemable at par commencing July 8, 2016.
(7)	Redeemable at the greater of par and the Canada Yield Price prior to September 26, 2017, and redeemable at par commencing September 26, 2017.
(8)	Certain subordinated debt recorded amounts include quasi fair value adjustments that increase their carrying value by $298 million ($226 million in 2010) as they are part of fair value hedges (see Note 10).
(9)	All of our subordinated debt has a term to maturity of over five years.

Please refer to the offering circular related to each of the issues above for further details on Canada Yield Price calculations and definitions of Government of Canada Yield.

Note 18: Capital Trust Securities

We issue BMO BOaTS through our consolidated subsidiary Trust. The proceeds of the BMO BOaTS are used to purchase mortgages. We consolidate the Trust, and the BMO BOaTS are reported in our Consolidated Balance Sheet either as non-controlling interest in subsidiaries or as capital trust securities, depending on the terms of the BMO BOaTS.

As at October 31, 2011 and 2010, $450 million of BMO Tier 1 Notes – Series A (“BMO T1Ns – Series A”) issued through Trust II were outstanding. Trust II is a variable interest entity which we are not required to consolidate (see Note 9); therefore, the BMO T1Ns – Series A issued by Trust II are not reported in our Consolidated Balance Sheet. Trust II used the proceeds of the issuance to purchase a senior deposit note from us which is reported as a business and government deposit liability in our Consolidated Balance Sheet. The BMO T1Ns – Series A are

redeemable, at the option of Trust II, subject to certain conditions on or after December 31, 2013. In certain circumstances, the BMO T1Ns – Series A may be automatically exchanged for, or interest payable thereon may be paid by, the issuance of Class B non-cumulative preferred shares of Bank of Montreal. The senior deposit note we issued to Trust II bears interest at an annual rate of 10.421%, which will be reset on December 31, 2018 and on every fifth anniversary of that date thereafter until December 31, 2103. BMO T1Ns – Series A and the senior deposit note will mature on December 31, 2107.

Holders of the BMO BOaTS and BMO T1Ns – Series A are entitled to receive semi-annual fixed cash distributions as long as we declare dividends on our preferred shares or, if no such shares are outstanding, on our common shares in accordance with our ordinary dividend practice.

		Distribution per BOaTS (1) / BMO T1Ns		Redemption date	Conversion date	Principal amount
(Canadian $ in millions, except Distribution)	Distribution dates			At the option of the Trust	At the option of the holder	2011	2010
Capital Trust Securities
Series B	June 30, December 31	33.24		Redeemed	na	–	400
Series C	June 30, December 31	33.43		December 31, 2006	June 30, 2012	400	400
						400	800
Non-Controlling Interest
Series D	June 30, December 31	27.37	(2)	December 31, 2009		600	600
Series E	June 30, December 31	23.17	(3)	December 31, 2010		450	450
						1,050	1,050
Total Capital Trust Securities						1,450	1,850
BMO T1Ns – Series A	June 30, December 31	51.11	(4)	December 31, 2013		450	450

(1)	Distribution is paid on each trust security which has a par value of $1,000.
(2)	After December 31, 2014, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.
(3)	After December 31, 2015, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.
(4)	Starting on December 31, 2018 and on every fifth anniversary of such date thereafter until December 31, 2103, the interest rate on the BMO Tier 1 Notes – Series A will be reset to an interest rate per annum equal to the Government of Canada Yield plus 10.50%.

na – not applicable

BMO Financial Group 194th Annual Report 2011	151

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Redemption by the Trust

On or after the redemption dates indicated above, and subject to the prior approval of OSFI, the Trusts may redeem the securities in whole without the consent of the holders.

During the year ended October 31, 2011, we redeemed all of our BMO Capital Trust Securities – Series B (“BMO BOaTS – Series B”) at a redemption amount equal to $1,000, for an aggregate redemption of $400 million, plus unpaid distributions which had been declared.

During the year ended October 31, 2010, we redeemed all of our BMO Capital Trust Securities – Series A (“BMO BOaTS – Series A”) at a redemption amount equal to $1,000, representing an aggregate redemption of $350 million, plus unpaid indicated distributions.

On November 25, 2011, we also announced our intention to redeem all of our BMO Capital Trust Securities – Series C (“BMO BOaTS –Series C”) at a redemption amount equal to $1,000, representing an aggregate redemption of $400 million, plus unpaid indicated distributions.

Conversion by the Holders

On or after the conversion dates indicated above, the BMO BOaTS Series C may be exchanged for our Class B Preferred shares, Series 9, at the option of the holders. BMO BOaTS Series D, E and BMO T1Ns cannot be converted at the option of the holder.

Automatic Exchange

The BMO BOaTS Series C, D, E and BMO T1Ns will each be automatically exchanged for 40 of our Class B Preferred shares, Series 9, 11, 12 and 20, respectively, without the consent of the holders on the occurrence of specific events, such as a wind-up of Bank of Montreal, a regulatory requirement to increase capital or violations of regulatory capital requirements.

Note 19: Interest Rate Risk

We earn interest on interest bearing assets and we pay interest on interest bearing liabilities. We also have derivative instruments, such as interest rate swaps and interest rate options, whose values are sensitive to changes in interest rates. To the extent that we have assets, liabilities and derivative instruments maturing or repricing at different points in time, we are exposed to interest rate risk.

Interest Rate Gap Position

The determination of the interest rate sensitivity or gap position by necessity encompasses numerous assumptions. It is based on the earlier of the repricing date or maturity date of assets, liabilities and derivatives used to manage interest rate risk.

The gap position presented is as at October 31 of each year. It represents the position outstanding at the close of the business day and may change significantly in subsequent periods based on customer behaviour and the application of our asset and liability management policies.

The assumptions for the year ended October 31, 2011 were as follows:

Assets

Fixed rate, fixed term assets, such as residential mortgage loans and consumer loans, are reported based upon the scheduled repayments and estimated prepayments that reflect expected borrower behaviour.

Trading and underwriting (mark-to-market) assets and interest bearing assets on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.

Goodwill and intangible and fixed assets are reported as non-interest sensitive. Other fixed rate and non-interest bearing assets with no defined maturity are reported based on an assumed maturity profile that considers historical and forecasted trends in balances.

Liabilities

Fixed rate, fixed term liabilities, such as investment certificates, are reported at scheduled maturity with estimated redemptions that reflect expected depositor behaviour.

Interest bearing deposits on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.

Fixed rate and non-interest bearing liabilities with no defined maturity are reported based on an assumed maturity profile that considers historical and forecasted trends in balances.

Capital

Common shareholders’ equity is reported as non-interest sensitive.

Yields

Yields are based upon the effective interest rates for the assets or liabilities on October 31, 2011.

152	BMO Financial Group 194th Annual Report 2011

Interest Rate Gap Position (Canadian $ in millions, except as noted)
As at October 31	0 to 3 months	4 to 6 months	7 to 12 months	Total within 1 year	Effective interest rate (%)	1 to 5 years	Effective interest rate (%)	Over 5 years	Effective interest rate (%)	Non- interest sensitive	Total
Canadian Dollar
Assets
Cash and cash equivalents	(322)	(612)	–	(934)	1.11	319	–	–	–	1,881	1,266
Interest bearing deposits with banks	287	–	–	287	–	–	–	–	–	–	287
Securities	62,932	550	1,783	65,265	2.44	16,702	3.08	5,719	4.48	720	88,406
Securities borrowed or purchased under resale agreements	14,556	1,409	–	15,965	1.13	–	–	–	–	–	15,965
Loans	86,092	3,732	6,800	96,624	3.72	27,958	5.44	1,646	5.96	7,828	134,056
Other assets	48,731	215	2,487	51,433	na	7,491	na	663	na	3,364	62,951
Total assets	212,276	5,294	11,070	228,640		52,470		8,028		13,793	302,931
Liabilities and Shareholders’ Equity
Deposits	83,388	5,049	11,428	99,865	1.11	59,500	1.25	4,261	5.32	–	163,626
Securities sold but not yet purchased	16,509	–	–	16,509	2.83	–	–	–	–	–	16,509
Securities lent or sold under repurchase agreements	20,215	–	–	20,215	1.06	–	–	–	–	–	20,215
Other liabilities	56,671	255	(184)	56,742	na	403	na	3,240	–	8,624	69,009
Subordinated debt and Capital trust securities	698	100	1,200	1,998	–	2,700	4.13	1,050	3.39	–	5,748
Shareholders’ equity	890	350	–	1,240	–	1,865	–	250	–	24,469	27,824
Total liabilities and shareholders’ equity	178,371	5,754	12,444	196,569		64,468		8,801		33,093	302,931
Asset/liability gap position	33,905	(460)	(1,374)	32,071		(11,998)		(773)		(19,300)	–
Notional amounts of derivatives	(27,027)	416	819	(25,792)		21,640		4,152		–	–
Total Canadian dollar interest rate gap position
2011	6,878	(44)	(555)	6,279		9,642		3,379		(19,300)	–
2010	4,932	159	(399)	4,692		11,030		1,722		(17,444)	–

U.S. Dollar and Other Currencies
Assets
Cash and cash equivalents	21,646	1,499	590	23,735	0.41	(459)	–	(233)	–	(4,683)	18,360
Interest bearing deposits with banks	3,681	–	–	3,681	1.66	–	–	–	–	–	3,681
Securities	28,549	1,711	2,433	32,693	0.94	7,427	3.53	2,761	2.94	59	42,940
Securities borrowed or purchased under resale agreements	20,754	994	257	22,005	4.40	–	–	–	–	–	22,005
Loans	45,490	5,869	7,147	58,506	1.93	11,276	2.52	2,438	3.07	222	72,442
Other assets	5,075	234	(699)	4,610	na	5,402	na	76	–	4,976	15,064
Total assets	125,195	10,307	9,728	145,230		23,646		5,042		574	174,492
Liabilities and Shareholders’ Equity
Deposits	92,607	4,556	6,881	104,044	0.26	31,706	0.77	3,556	0.21	–	139,306
Securities sold but not yet purchased	4,590	–	–	4,590	2.36	–	–	–	–	–	4,590
Securities lent or sold under repurchase agreements	18,690	101	157	18,948	0.18	–	–	–	–	–	18,948
Other liabilities	4,226	240	927	5,393	na	5,452	na		na	222	11,349
Shareholders’ equity	–	299	–	299	–	–	–	–	–	–	299
Total liabilities and shareholders’ equity	120,113	5,196	7,965	133,274		37,158		3,838		222	174,492
Asset/liability gap position	5,082	5,111	1,763	11,956		(13,512)		1,204		352	–
Notional amounts of derivatives	(8,935)	–	(599)	(9,534)		11,155		(1,621)		–	–
Total U.S. dollar and other currencies interest rate gap position
2011	(3,853)	5,111	1,164	2,422		(2,357)		(417)		352	–
2010	1,495	1,926	192	3,613		(5,687)		667		1,407	–

na – not applicable	Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 194th Annual Report 2011	153

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20: Share Capital

Outstanding (Canadian $ in millions, except as noted)			2011			2010			2009
	Number of shares	Amount	Dividends declared per share	Number of shares	Amount	Dividends declared per share	Number of shares	Amount	Dividends declared per share
Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	1.33	8,000,000	200	1.33	8,000,000	200	1.33
Class B – Series 10 (1)	12,000,000	396	1.49	12,000,000	396	1.49	12,000,000	396	1.49
Class B – Series 13	14,000,000	350	1.13	14,000,000	350	1.13	14,000,000	350	1.13
Class B – Series 14	10,000,000	250	1.31	10,000,000	250	1.31	10,000,000	250	1.31
Class B – Series 15	10,000,000	250	1.45	10,000,000	250	1.45	10,000,000	250	1.45
Class B – Series 16	12,000,000	300	1.30	12,000,000	300	1.30	12,000,000	300	1.30
Class B – Series 18	6,000,000	150	1.63	6,000,000	150	1.63	6,000,000	150	1.55
Class B – Series 21	11,000,000	275	1.63	11,000,000	275	1.63	11,000,000	275	1.11
Class B – Series 23	16,000,000	400	1.35	16,000,000	400	1.35	16,000,000	400	0.59
Class B – Series 25	11,600,000	290	0.69	–	–	–	–	–	–
		2,861			2,571			2,571
Common Shares
Balance at beginning of year	566,468,440	6,927		551,715,904	6,198		506,044,982	4,773
Issued during the year	–	–		–	–		33,340,000	1,000
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	2,947,748	179		9,749,878	537		9,402,542	338
Issued/cancelled under the Stock Option Plan and other Stock-Based Compensation Plans (Note 22)	3,039,597	122		5,002,174	192		2,917,490	87
Issued on the exchange of shares of a subsidiary corporation	24,105	1		484	–		10,890	–
Issued on the acquisition of a business	66,519,673	3,961		–	–		–	–
Balance at end of year	638,999,563	11,190	2.80	566,468,440	6,927	2.80	551,715,904	6,198	2.80
Share Capital		14,051			9,498			8,769
(1)	Dividend amounts in U.S. dollars.

Preferred Shares

We are authorized by our shareholders to issue an unlimited number of Class A Preferred shares and Class B Preferred shares without par value, in series, for unlimited consideration. Class B Preferred shares may be issued in a foreign currency.

During the year ended October 31, 2011, we issued 11,600,000 3.9% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 25, at a price of $25.00 per share, representing an aggregate issue price of $290 million.

During the year ended October 31, 2010, we did not issue or redeem any preferred shares.

During the year ended October 31, 2009, we issued the following preferred shares:

•	6,000,000 6.5% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 18, at a price of $25.00 per share, representing an aggregate issue price of $150 million.
•	11,000,000 6.5% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 21, at a price of $25.00 per share, representing an aggregate issue price of $275 million.
•	16,000,000 5.4% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 23, at a price of $25.00 per share, representing an aggregate issue price of $400 million.

During the year ended October 31, 2009, we redeemed all of our 10,000,000 Non-Cumulative Class B Preferred shares, Series 6 that were classified as preferred share liabilities, at a price of $25.00 per share plus any declared and unpaid dividends to the date of redemption. This represented an aggregate redemption price of approximately $253 million. These shares were redeemable at our option starting November 25, 2005 for $25.00 cash per share, plus a premium if we redeemed the shares before November 25, 2007, or an equivalent value of our common shares. The shares carried a non-cumulative quarterly dividend of $0.296875 per share.

Preferred Share Rights and Privileges

Class B – Series 5 shares are redeemable at our option starting February 25, 2013 for $25.00 cash per share, and are not convertible. The shares carry a non-cumulative quarterly dividend of $0.33125 per share.

Class B – Series 10 shares are redeemable at our option starting February 25, 2012 for US$25.00 cash per share, and are convertible at our option starting February 25, 2012 into our common shares. The shares carry a non-cumulative quarterly dividend of US$0.371875 per share.

Class B – Series 13 shares are redeemable at our option starting February 25, 2012 for $25.00 cash per share, plus a premium if we redeem the shares before February 25, 2016. The shares carry a non-cumulative quarterly dividend of $0.28125 per share.

Class B – Series 14 shares are redeemable at our option starting November 25, 2012 for $25.00 cash per share, plus a premium if we redeem the shares before November 25, 2016. The shares carry a non-cumulative quarterly dividend of $0.328125 per share.

Class B – Series 15 shares are redeemable at our option starting May 25, 2013 for $25.00 cash per share, plus a premium if we redeem the shares before May 25, 2017. The shares carry a non-cumulative quarterly dividend of $0.3625 per share.

Class B – Series 16 shares are redeemable at our option on August 25, 2013 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 17 Preferred shares and, if converted, have the option to convert back to Series 16 Preferred shares on subsequent redemption dates. The Series 16 shares carry a non-cumulative quarterly dividend of $0.325 per share until August 25, 2013. Dividends payable after August 25, 2013 on the Series 16 and Series 17 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

154	BMO Financial Group 194th Annual Report 2011

Class B – Series 18 shares are redeemable at our option on February 25, 2014 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 19 Preferred shares and, if converted, have the option to convert back to Series 18 Preferred shares on subsequent redemption dates. The Series 18 shares carry a non-cumulative quarterly dividend of $0.40625 per share until February 25, 2014. Dividends payable after February 25, 2014 on the Series 18 and Series 19 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

Class B – Series 21 shares are redeemable at our option on May 25, 2014 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 22 Preferred shares and, if converted, have the option to convert back to Series 21 Preferred shares on subsequent redemption dates. The Series 21 shares carry a non-cumulative quarterly dividend of $0.40625 per share until May 25, 2014. Dividends payable after May 25, 2014 on the Series 21 and Series 22 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

Class B – Series 23 shares are redeemable at our option on February 25, 2015 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 24 Preferred shares and, if converted, have the option to convert back to Series 23 Preferred shares on subsequent redemption dates. The Series 23 shares carry a non-cumulative quarterly dividend of $0.3375 per share until February 25, 2015. Dividends payable after February 25, 2015 on the Series 23 and Series 24 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

Class B – Series 25 shares are redeemable at our option on August 25, 2016 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 26 Preferred shares and, if converted, have the option to convert back to Series 25 Preferred shares on subsequent redemption dates. The Series 25 shares carry a non-cumulative quarterly dividend of $0.24375 per share until August 25, 2016. Dividends payable after August 25, 2016 on the Series 25 and 26 Preferred shares will be set based on prevailing market rates plus a predetermined spread.

Common Shares

We are authorized by our shareholders to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by the Board of Directors on a quarterly basis and the amount can vary from quarter to quarter.

During the year ended October 31, 2011, we issued 6,011,450 common shares primarily through our dividend reinvestment and share purchase plan and the exercise of stock options. We also issued 66,519,673 common shares to M&I shareholders as consideration for the acquisition of M&I. We did not issue any common shares through a public offering.

During the year ended October 31, 2010, we issued 14,752,536 common shares primarily through our dividend reinvestment and share purchase plan and the exercise of stock options. We did not issue any common shares through a public offering.

Normal Course Issuer Bid

On December 13, 2010, we announced the renewal of our normal course issuer bid, which allows us to repurchase for cancellation up to 15,000,000 BMO common shares during the period from December 16, 2010 to December 15, 2011.

We participated in a normal course issuer bid during the period from December 2, 2009 to December 1, 2010 under which we were able to repurchase for cancellation up to 15,000,000 common shares, approximately 2.7% of our common shares then outstanding.

During the years ended October 31, 2011, 2010 and 2009, we did not repurchase any common shares.

Issuances Exchangeable into Common Shares

One of our subsidiaries, Bank of Montreal Securities Canada Limited (“BMSCL”), has issued various classes of non-voting shares that can be exchanged at the option of the holder for our common shares, based on a formula. If all of these BMSCL shares had been converted into our common shares, up to 227,856, 252,023 and 252,507 of our common shares would have been needed to complete the exchange as at October 31, 2011, 2010 and 2009, respectively.

Share Redemption and Dividend Restrictions

OSFI must approve any plan to redeem any of our preferred share issues for cash.

We are prohibited from declaring or paying dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so.

In addition, we have agreed that if either BMO Capital Trust or BMO Capital Trust II (the “Trusts”) fail to pay any required distribution on their capital trust securities, we will not declare dividends of any kind on any of our preferred or common shares for a period of time following the Trusts’ failure to pay the required distribution (as defined in the applicable prospectuses) unless the Trusts first pay such distribution to the holders of their capital trust securities (see Note 18).

Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”)

We offer a dividend reinvestment and share purchase plan for our share-holders. Participation in the Plan is optional. Under the terms of the Plan, cash dividends on common shares are reinvested to purchase additional common shares. Shareholders also have the opportunity to make optional cash payments to acquire additional common shares.

We may issue common shares from treasury at an average of the closing price of our common shares on the Toronto Stock Exchange based on the five trading days prior to the last business day of the month or we may purchase them on the open market at market prices. During the year ended October 31, 2011, we issued a total of 2,947,748 common shares (9,749,878 in 2010) under the Plan.

Potential Share Issuances

As at October 31, 2011, we had reserved 21,128,511 common shares for potential issuance in respect of the Plan and 242,020 common shares in respect of the exchange of certain shares of BMSCL. We also have reserved 16,989,499 common shares for the potential exercise of stock options, as further described in Note 22.

Treasury Shares

When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a price higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a price below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amounts in excess of total contributed surplus related to treasury shares.

BMO Financial Group 194th Annual Report 2011	155

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

Our approach includes establishing limits, goals and performance measures for the management of balance sheet positions, risk levels and minimum capital amounts, as well as issuing and redeeming capital instruments to obtain cost-effective capital structure.

Regulatory capital requirements and risk-weighted assets for the consolidated entity are determined on a Basel II basis.

Adjusted common shareholders’ equity is the most permanent form of capital. It is comprised of common shareholders’ equity less a deduction for goodwill, excess intangible assets and deductions for certain other items under Basel II. Tier 1 capital is primarily comprised of regulatory common equity, preferred shares and innovative hybrid instruments. Total capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the general allowance for credit losses. Deductions from Tier 2 capital are primarily comprised of our investment in insurance subsidiaries and other substantial investments along with other Basel II deductions. Details of components of our capital position are presented in Notes 13, 16, 17, 18 and 20.

Our Common Equity Ratio, Tier 1 Capital Ratio, Total Capital Ratio and Assets-to-Capital Multiple are the primary capital measures.

•	The Tier 1 Capital Ratio is defined as Tier 1 capital divided by risk-weighted assets.
•	The Common Equity Ratio is defined as common shareholders’ equity less capital adjustments, divided by risk-weighted assets.
•	The Total Capital Ratio is defined as total capital divided by risk-weighted assets.
•	The Assets-to-Capital Multiple is calculated by dividing total assets, including specified off-balance sheet items net of other specified deductions, by total capital.

Basel II Regulatory Capital and Risk-Weighted Assets
(Canadian $ in millions, except as noted)	2011	2010
Tier 1 Capital	25,071	21,678
Tier 2 Capital	5,921	3,959
Total Capital	30,992	25,637
Total risk-weighted assets	208,672	161,165
Tier 1 Capital Ratio	12.01%	13.45%
Tangible Common Equity Ratio	9.64%	10.47%
Total Capital Ratio	14.85%	15.91%
Assets-to-Capital Multiple	13.74	14.46

Both our Tier 1 and Total Capital Ratios remain above OSFI’s stated Basel II minimum capital ratios of 7% and 10%, respectively, for a well-capitalized financial institution. Our Assets-to-Capital Multiple also remains below the maximum permitted by OSFI.

Note 22: Employee Compensation – Stock-Based Compensation

Stock Option Plan

We maintain a Stock Option Plan for designated officers and employees. Options are granted at an exercise price equal to the closing price of our common shares on the day before the grant date. Options vest 25% per year over a four-year period starting from their grant date. A portion of the options can only be exercised once certain performance targets are met. All options expire 10 years from their grant date.

We determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we issue shares and record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital. Stock options granted to employees eligible to retire are expensed at the date of grant.

The following table summarizes information about our Stock Option Plan:

(Canadian $, except as noted)		2011		2010		2009
	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price
Outstanding at beginning of year	15,232,139	48.74	18,578,613	45.23	20,055,702	43.68
Granted	1,798,913	57.78	1,737,204	53.45	2,220,027	34.12
Granted as part of the M&I acquisition	3,676,632	193.12	–	–	–	–
Exercised	3,040,825	37.34	5,002,174	37.21	2,917,490	28.95
Forfeited/cancelled	34,758	48.20	23,957	56.46	290,849	39.21
Expired	642,602	52.92	57,547	56.00	488,777	31.99
Outstanding at end of year	16,989,499	84.28	15,232,139	48.74	18,578,613	45.23
Exercisable at end of year	9,311,241	108.54	7,533,698	45.14	11,575,233	41.47
Available for grant	8,728,782		9,850,335		11,506,035
Outstanding stock options as a percentage of outstanding shares	2.66%		2.69%		3.37%

Employee compensation expense related to this plan for the years ended October 31, 2011, 2010, and 2009 was $17 million, $17 million and $8 million before tax, respectively ($16 million, $16 million and $7 million after tax, respectively).

The intrinsic value of a stock option is the difference between the current market price of our common shares and the strike price of the option. The aggregate intrinsic value of stock options outstanding at October 31, 2011, 2010 and 2009 was $107 million, $189 million and $158 million, respectively. The aggregate intrinsic value of stock options exercisable at October 31, 2011, 2010 and 2009 was $66 million, $119 million and $120 million, respectively.

156	BMO Financial Group 194th Annual Report 2011

Options outstanding and options exercisable as at October 31, 2011 and 2010 by range of exercise price were as follows:

(Canadian $, except as noted)						2011						2010
		Options outstanding		Options exercisable				Options outstanding		Options exercisable
Range of exercise prices	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price
$30.01 to $40.00	2,390,156	5.5	34.49	1,415,975	4.4	34.73	5,389,919	3.5	35.46	3,530,925	2.0	35.71
$40.01 to $50.00	1,641,613	2.9	41.33	1,448,384	3.0	41.30	1,590,797	2.4	41.22	1,371,877	2.3	41.08
$50.01 to $60.00	5,955,238	6.2	55.49	1,564,485	4.1	54.77	4,447,969	5.8	54.53	1,258,120	3.6	55.24
$60.01 to $70.00	3,760,028	5.1	63.96	1,639,933	5.0	64.28	3,803,454	6.1	63.95	1,372,776	5.9	64.23
$70.01 and over (1)	3,242,464	3.9	219.15	3,242,464	3.9	219.15	–	–	–	–	–	–
(1)	The options outstanding and exercisable were issued as part of the acquisition of M&I.

The following table summarizes nonvested stock option activity for the years ended October 31, 2011 and 2010:

(Canadian $, except as noted)		2011		2010
	Number of stock options	Weighted- average grant date fair value	Number of stock options	Weighted- average grant date fair value
Nonvested at beginning of year	7,698,441	7.93	7,003,380	7.38
Granted	1,798,913	10.60	1,737,204	9.97
Vested	1,819,096	7.33	1,023,394	7.61
Forfeited/cancelled	–	–	18,749	11.65
Nonvested at end of year	7,678,258	8.70	7,698,441	7.93

The following table summarizes further information about our Stock Option Plan:

(Canadian $ in millions, except as noted)	2011	2010	2009
Unrecognized compensation cost for nonvested stock option awards	12	11	11
Weighted-average period over which it will be recognized (in years)	2.5	2.6	2.5
Total intrinsic value of stock options exercised	72	107	52
Cash proceeds from stock options exercised	114	186	84
Actual tax benefits realized on stock options exercised	4	1	2
Weighted-average share price for stock options exercised	60.9	58.6	46.7

The fair value of options granted was estimated using option pricing models. The weighted-average fair value of options granted during the years ended October 31, 2011, 2010 and 2009 was $4.97, $9.97 and $5.57, respectively; of which, the weighted-average fair value of options granted as part of the M&I acquisition was $2.22, for a total of 3,676,632 stock options. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

	2011	2010	2009
Expected dividend yield	4.6%	6.6%	5.9%
Expected share price volatility	20.5%	27.5%	23.8%
Risk-free rate of return	2.7%	2.9%	2.6%
Expected period until exercise (in years)	5.2	6.5	6.5

Changes to the input assumptions can result in different fair value estimates.

Expected dividend yield is based on market expectations of future dividends on our common shares. Expected volatility is determined based on the market consensus implied volatility for traded options on our common shares. The risk-free rate is based on the yields of Canadian and U.S. strip bonds with maturities similar to the expected period until exercise of the options. The weighted-average exercise price on the grant date for the years ended October 31, 2011, 2010 and 2009 was $57.78, $53.45 and $34.12, respectively. The weighted-average exercise price on the grant date for the options granted as part of the M&I acquisition was $193.12 for the year ended October 31, 2011.

Other Stock-Based Compensation Plans

Share Purchase Plan

We offer our employees the option of directing a portion of their gross salary toward the purchase of our common shares. We match 50% of employee contributions up to 6% of their individual gross salary. The shares held in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on our common shares held by the plan are used to purchase additional common shares on the open market.

We account for our contribution as employee compensation expense when it is contributed to the plan.

Employee compensation expense related to this plan for the years ended October 31, 2011, 2010 and 2009 was $45 million, $41 million and $42 million, respectively. There were 18,288,382, 17,244,042 and 17,360,921 common shares held in this plan for the years ended October 31, 2011, 2010 and 2009, respectively.

Mid-Term Incentive Plans

We offer mid-term incentive plans for executives and certain senior employees. Depending on the plan, these pay either a single cash payment at the end of the three-year period of the plan, or three annual cash payments in each of the three years of the plan. The amount of the payment is adjusted to reflect reinvested dividends and changes in the market value of our common shares.

Mid-term incentive plan units granted during the years ended October 31, 2011, 2010 and 2009 totalled 5,154,479, 5,651,067 and 5,950,028, respectively. We entered into agreements with third parties to assume most of our obligations related to these plans in exchange for cash payments of $267 million, $268 million and $187 million in the years ended October 31, 2011, 2010 and 2009, respectively. Amounts paid under these agreements were recorded in our Consolidated Balance Sheet in other assets and are recorded as employee compensation expense evenly over the period prior to payment to employees. Amounts related to units granted to employees who are eligible to retire are expensed at the time of grant. We no longer have any liability for the obligations transferred to third parties because any future payments required will be the responsibility of the third parties. The amount deferred and recorded in other assets in our Consolidated Balance Sheet totalled $137 million and $127 million as at October 31, 2011 and 2010, respectively. The deferred amount as at October 31, 2011 is expected to be recognized over a weighted-average period of 1.8 years (1.8 years in 2010). Employee compensation expense related to these plans for the years ended October 31, 2011, 2010 and 2009 was $245 million, $234 million and $202 million before tax, respectively ($176 million, $164 million and $137 million after tax, respectively).

BMO Financial Group 194th Annual Report 2011	157

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the remaining obligations related to plans for which we have not entered into agreements with third parties, the amount of compensation expense is amortized over the period from the grant date to payment date to employees and adjusted to reflect reinvested dividends and the current market value of our common shares. Mid-term incentive plan units granted under these plans during the years ended October 31, 2011, 2010 and 2009 totalled 769,933, 512,649 and 572,348, respectively. The weighted-average grant date fair value of the units granted during the years ended October 31, 2011, 2010 and 2009 was $46 million, $27 million and $22 million, respectively. Payments made under these plans for the years ended October 31, 2011, 2010 and 2009 were $52 million, $18 million and $13 million, respectively. The liability related to these plans as at October 31, 2011 and 2010 was $71 million and $52 million, respectively.

Employee compensation expense related to plans for which we have not entered into agreements with third parties for the years ended October 31, 2011, 2010 and 2009 was $40 million, $32 million and $24 million before tax, respectively ($29 million, $22 million and $16 million after tax, respectively). We economically hedge the impact of the change in the market value of our common shares by entering into total return swaps with an external counterparty. Hedging gains recognized for the year ended October 31, 2011, 2010 and 2009 were $1 million, $7 million and $11 million, respectively, resulting in net employee compensation expense of $39 million before tax ($28 million after tax) in 2011 ($25 million before tax ($17 million after tax) in 2010 and $13 million before tax ($9 million after tax) in 2009).

A total of 14,586,051, 14,343,868 and 12,491,078 mid-term incentive plan units were outstanding for the years ended October 31, 2011, 2010 and 2009, respectively.

Deferred Incentive Plans

We offer deferred incentive plans for members of our Board of Directors, executives, and key employees in BMO Capital Markets and Private Client Group. Under these plans, fees, annual incentive payments and/or commissions can be deferred as stock units of our common shares. These stock units are fully vested on the grant date. The value of these stock units is adjusted to reflect reinvested dividends and changes in the market value of our common shares.

Deferred incentive payments are paid upon retirement or resignation. The deferred incentive payments can be made in cash or shares.

Employee compensation expense for these plans is recorded in the year the fees, incentive payments and/or commissions are earned. Changes in the amount of the incentive payments as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.

Deferred incentive plan units granted during the years ended October 31, 2011, 2010 and 2009 totalled 298,256, 283,791 and 456,943, respectively. The weighted-average grant date fair value of the units granted during the years ended October 31, 2011, 2010 and 2009 was $18 million, $16 million and $19 million, respectively.

Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $248 million and $233 million as at October 31, 2011 and 2010, respectively. Payments made under these plans for the years ended October 31, 2011, 2010 and 2009 were $13 million, $3 million and $12 million, respectively.

Employee compensation expense related to these plans for the years ended October 31, 2011, 2010 and 2009 was $7 million, $52 million and $38 million before tax, respectively ($5 million, $36 million and $26 million after tax, respectively). We have entered into derivative instruments to hedge our exposure to these plans. Changes in the fair value of these derivatives are recorded as employee compensation expense in the period in which they arise. Hedging gains (losses) for the years ended October 31, 2011, 2010 and 2009 of $(2) million, $48 million and $36 million before tax, respectively, were also recognized, resulting in net employee compensation expense of $9 million, $4 million and $2 million before tax, respectively ($6 million, $3 million and $1 million after tax, respectively).

A total of 3,930,175, 3,544,651 and 3,139,730 deferred incentive plan units were outstanding for the years ended October 31, 2011, 2010 and 2009, respectively.

Note 23:	Employee Compensation – Pension and Other Employee Future Benefits

Pension and Other Employee Future Benefit Plans

We have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and other employee future benefits to our retired and current employees.

Pension arrangements include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee’s years of service and average annual earnings over a period of time prior to retirement. We are responsible for ensuring that the pension plans have sufficient assets to pay the pension benefits upon retirement of employees. Voluntary contributions can be made by employees but are not required.

We also provide defined contribution pension plans to employees in some of our subsidiaries. Under these plans, we are responsible for contributing a predetermined amount to a participant’s retirement savings, based on a percentage of that employee’s salary.

We recognize the cost of our pension plans in employee compensation expense as the employees work for us.

We also provide other employee future benefits, including health and dental care benefits and life insurance, for current and retired employees.

Pension and Other Employee Future Benefit Liabilities

We have the following types of benefit liabilities: defined benefit and defined contribution pension liabilities and other employee future benefit liabilities. These benefit liabilities represent the amount of pension and other employee future benefits that our employees and retirees have earned as at year end.

Our actuaries perform valuations of our benefit liabilities for pension and other employee future benefits as at October 31 of each year for our Canadian plans and U.S. plans (September 30 for U.S. plans in 2010 and 2009), using the projected benefit cost method prorated on service, based on management’s assumptions about discount rates, rate of compensation increase, retirement age, mortality and health care cost trend rates.

The discount rates for the main Canadian and U.S. pension and other employee future benefit plans were selected using high-quality corporate bonds with terms matching the plans’ specific cash flows.

Components of the change in our benefit liabilities year over year and our pension and other employee future benefit expense are as follows:

Benefits earned by employees represent benefits earned in the current year. They are determined with reference to the current workforce and the amount of benefits to which employees will be entitled upon retirement, based on the provisions of our benefit plans.

158	BMO Financial Group 194th Annual Report 2011

Interest cost on benefit liabilities represents the increase in the liabilities that results from the passage of time.

Actuarial gains or losses may arise in two ways. First, each year our actuaries recalculate the benefit liabilities and compare them to those estimated as at the previous year end. Any differences that result from changes in assumptions or from plan experience being different from management’s expectations at the previous year end are considered actuarial gains or losses. Secondly, actuarial gains and losses arise when there are differences between expected and actual returns on plan assets.

At the beginning of each year, we determine whether the unrecognized actuarial gain or loss is more than 10% of the greater of our plan asset or benefit liability balances. Any unrecognized actuarial gain or loss in excess of this 10% threshold is recognized in expense over the expected remaining service period of active employees. Amounts below the 10% threshold are not recognized in income.

Plan amendments are changes in our benefit liabilities as a result of changes to provisions of the plans. These amounts are recognized in expense over the remaining service period of active employees for pension plans and over the expected average remaining period to full benefit eligibility for other employee future benefit plans.

Expected return on assets represents management’s best estimate of the long-term rate of return on plan assets applied to the fair value of plan assets. We establish our estimate of the expected rate of return on plan assets based on the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on long-term expected returns which take into consideration current long-term government bond yields. A spread is applied to this yield to estimate fixed income returns, while an equity risk premium is applied to estimate equity returns. Returns from other asset classes reflect the relative risks of these asset classes as compared to fixed income and equity assets. Differences between expected and actual returns on assets are included in our actuarial gain or loss balance, as described above.

Settlements occur when benefit liabilities for plan participants are settled, usually through lump sum cash payments, and as a result we no longer have any obligation to provide such participants with benefit payments in the future.

Funding of Pension and Other Employee

Future Benefit Plans

Our statutory pension plans in Canada, the United States and the United Kingdom are funded by us and the assets in these plans are used to pay benefits to retirees.

Our supplementary pension plans in Canada are funded, while in the United States the plan is unfunded. Our other employee future benefit plans in the United States and Canada are either partially funded or unfunded. Pension and benefit payments related to these plans are either paid through the respective plan or paid directly by us.

We measure the fair value of plan assets as at October 31 for our Canadian plans and U.S. plans (September 30 for U.S. plans in 2010 and 2009). In addition to actuarial valuations for accounting purposes, we are required to prepare valuations for determining our pension contributions (our “funding valuation”). The most recent funding valuation for our main Canadian plan was performed as at October 31, 2011. The next funding valuation will be performed as at October 31, 2012. An annual funding valuation is required for our U.S. statutory plan. The most recent valuation was performed as at January 1, 2011.

Summarized information for the past five years is as follows:

(Canadian $ in millions)	Pension benefit plans					Other employee future benefit plans
	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
Defined benefit liability	5,124	4,839	4,125	3,634	4,082	952	975	898	705	908
Fair value of plan assets	5,338	5,185	4,122	3,476	4,533	72	67	63	71	68
Surplus (deficit)	214	346	(3)	(158)	451	(880)	(908)	(835)	(634)	(840)
(Gain) loss in the benefit liability arising from changes in assumptions	73	586	436	(832)	(269)	(66)	38	166	(264)	(60)
(Excess) shortfall of actual returns over expected returns on plan assets	87	(279)	(254)	1,422	(157)	(1)	(3)	6	20	(6)

Asset Allocations

The investment policy for plan assets is to have a diversified mix of quality investments that are expected to provide a superior rate of return over the long term, while limiting performance volatility. Plan assets are rebalanced within ranges around target allocations. Allocations as at the end of each year and the target allocations for October 31 are as follows:

	Pension benefit plans (1)				Other employee future benefit plans
	Target 2011	Actual 2011	Actual 2010	Actual 2009	Target 2011	Actual 2011	Actual 2010	Actual 2009
Equities	47%	50%	55%	49%	50%	50%	50%	52%
Fixed income investments	40%	39%	35%	39%	50%	49%	49%	33%
Other	13%	11%	10%	12%	–	1%	1%	15%
(1)	Excludes the Canadian supplementary plan, whose assets are fully invested in fixed income investments.

BMO Financial Group 194th Annual Report 2011	159

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2011	2010	2009	2011		2010		2009
Annual Benefits Expense
Benefits earned by employees	163	128	115	21		19		13
Interest cost on accrued benefit liability	253	254	259	53		57		50
Actuarial loss recognized in expense	91	75	76	5		4		–
Amortization of plan amendment costs	15	14	16	(8)		(8)		(8)
Settlement gain	–	(3)	–	–		–		–
Expected return on plan assets	(323)	(292)	(245)	(5)		(5)		(5)
Annual benefits expense	199	176	221	66		67		50
Canada and Quebec pension plan expense	64	59	58	–		–		–
Defined contribution expense	7	7	8	–		–		–
Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	270	242	287	66		67		50

(Canadian $ in millions, except as noted)	Pension benefit plans			Other employee future benefit plans
	2011	2010	2009	2011		2010		2009
The impact on annual benefits expense if we had recognized all costs and benefits as they arose
Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	270	242	287	66		67		50
(Excess) shortfall of actual returns over expected returns on plan assets	87	(279)	(254)	(1)		(3)		6
(Excess) shortfall of actuarial (gains) losses amortized over actuarial (gains) losses arising	(18)	511	360	(71)		34		166
(Excess) shortfall of plan amendment costs amortized over plan amendment costs arising	10	–	(14)	8		8		8
Total pro forma annual pension and other employee future benefit expenses if we had recognized all costs and benefits during the year	349	474	379	2		106		230

Weighted-average assumptions used to determine benefit expenses
Estimated average service period of active employees (in years)	11	11	11	14		13		14
Expected average remaining period to full benefit eligibility (in years)	na	na	na	11		10		11
Discount rate at beginning of year	5.2%	6.2%	7.3%	5.4%		6.4%		7.3%
Expected long-term rate of return on plan assets	6.3%	6.5%	6.6%	7.0%		8.0%		8.0%
Rate of compensation increase	3.2%	3.0%	3.7%	3.0%		3.0%		3.7%
Assumed overall health care cost trend rate	na	na	na	5.6%	(1)	7.3%	(2)	7.4%	(3)
(1)	Trending to 4.4% in 2030 and remaining at that level thereafter.
(2)	Trending to 4.4% in 2029 and remaining at that level thereafter.
(3)	Trending to 4.4% in 2018 and remaining at that level thereafter.

na – not applicable

160	BMO Financial Group 194th Annual Report 2011

Changes in the estimated financial positions of our pension benefit plans and other employee future benefit plans are as follows:

(Canadian $ in millions, except as noted)	Pension benefit plans			Other employee future benefit plans
	2011	2010	2009	2011	2010	2009
Benefit liability
Benefit liability at beginning of year	4,839	4,125	3,634	975	898	705
Opening adjustment for acquisitions	17	–	–	–	–	–
Benefits earned by employees	163	128	115	21	19	13
Interest cost on benefit liability	253	254	259	53	57	50
Benefits paid to pensioners and employees	(243)	(236)	(258)	(30)	(29)	(26)
Voluntary employee contributions	9	8	8	–	–	–
(Gain) loss on the benefit liability arising from changes in assumptions	73	586	436	(66)	38	166
Plan settlement	1	4	3	–	–	–
Plan amendments (b)	25	14	2	–	–	–
Other, primarily foreign exchange	(13)	(44)	(74)	(1)	(8)	(10)
Benefit liability at end of year	5,124	4,839	4,125	952	975	898
Wholly or partially funded benefit liability	5,066	4,815	4,107	102	67	63
Unfunded benefit liability	58	24	18	850	908	835
Total benefit liability	5,124	4,839	4,125	952	975	898
Weighted-average assumptions used to determine the benefit liability
Discount rate at end of year	5.1%	5.2%	6.2%	5.6%	5.4%	6.4%
Rate of compensation increase	3.3%	3.0%	3.0%	3.2%	3.0%	3.7%
Assumed overall health care cost trend rate	na	na	na	5.5% (1)	5.6% (2)	7.3% (3)
Fair value of plan assets
Fair value of plan assets at beginning of year	5,185	4,122	3,476	67	63	71
Actual return on plan assets	236	571	499	6	8	(1)
Employer contributions	171	766	464	30	29	26
Voluntary employee contributions	9	8	8	–	–	–
Benefits paid to pensioners and employees	(239)	(231)	(250)	(30)	(29)	(26)
Settlement payments	(3)	(4)	(7)	–	–	–
Other, primarily foreign exchange	(21)	(47)	(68)	(1)	(4)	(7)
Fair value of plan assets at end of year	5,338	5,185	4,122	72	67	63
Plan funded status	214	346	(3)	(880)	(908)	(835)
Unrecognized actuarial loss (a)	1,517	1,445	1,210	89	162	130
Unrecognized cost (benefit) of plan amendments (b)	96	86	87	(17)	(25)	(30)
Net benefit asset (liability) at end of year	1,827	1,877	1,294	(808)	(771)	(735)
Recorded in:
Other assets	1,866	1,900	1,330	–	–	–
Other liabilities	(39)	(23)	(36)	(808)	(771)	(735)
Net benefit asset (liability) at end of year	1,827	1,877	1,294	(808)	(771)	(735)

The plans paid $4 million for the year ended October 31, 2011 ($3 million in 2010 and $2 million in 2009) to us and certain of our subsidiaries for investment management, record-keeping, custodial and administrative services rendered on the same terms that we offer to our customers for these services. The plans did not hold any of our shares directly as at October 31, 2011, 2010 and 2009.

(1)	Trending to 4.5% in 2030 and remaining at that level thereafter.
(2)	Trending to 4.4% in 2030 and remaining at that level thereafter.
(3)	Trending to 4.4% in 2029 and remaining at that level thereafter.

na – not applicable

The benefit liability and the fair value of plan assets in respect of plans that are not fully funded are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2011	2010	2009	2011	2010	2009
Accrued benefit liability	58	133	126	952	975	898
Fair value of plan assets	–	106	90	72	67	63
Net benefit liability	58	27	36	880	908	835

(a) A continuity of our actuarial (gains) losses is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2011	2010	2009	2011	2010	2009
Unrecognized actuarial (gain) loss at beginning of year	1,445	1,210	1,129	162	130	(41)
(Gain) loss on the benefit liability arising from changes in assumptions	73	586	436	(66)	38	166
Shortage (excess) of actual returns over expected returns on plan assets	87	(279)	(254)	(1)	(3)	6
Recognition in expense of a portion of the unrecognized actuarial loss	(91)	(75)	(76)	(5)	(4)	–
Impact of foreign exchange and other	3	3	(25)	(1)	1	(1)
Unrecognized actuarial loss at end of year	1,517	1,445	1,210	89	162	130

BMO Financial Group 194th Annual Report 2011	161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(b) A continuity of the unrecognized cost (benefit) of plan amendments is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2011	2010	2009	2011	2010	2009
Unrecognized cost (benefit) of plan amendments at beginning of year	86	87	103	(25)	(30)	(38)
Cost of plan amendments initiated during the year	25	14	2	–	–	–
Recognition in expense of a portion of the unrecognized cost (benefit) of plan amendments	(15)	(14)	(16)	8	8	8
Impact of foreign exchange and other	–	(1)	(2)	–	(3)	–
Unrecognized cost (benefit) of plan amendments at end of year	96	86	87	(17)	(25)	(30)

Sensitivity of Assumptions

Key weighted-average economic assumptions used in measuring the pension benefit liability, the other employee future benefit liability and related expenses are outlined in the adjoining table. The sensitivity analysis provided in the table should be used with caution as it is hypothetical and the impact of changes in each key assumption may not be linear. The sensitivities to changes in each key variable have been calculated independently of the impact of changes in other key variables. Actual experience may result in simultaneous changes in a number of key assumptions. Changes in one factor may result in changes in another, which would amplify or reduce certain sensitivities.

		Pension		Other employee future benefits
(Canadian $ in millions, except as noted)		Benefit liability	Benefit expense	Benefit liability	Benefit expense
Discount rate (%)		5.1	5.2	5.6	5.4
Impact of:	1% increase ($)	(622)	(20)	(125)	(4)
	1% decrease ($)	777	26	156	4
Rate of compensation increase (%)		3.3	3.2	3.2	3.0
Impact of:	0.25% increase ($)	37	7	1	–
	0.25% decrease ($)	(35)	(5)	(1)	–
Expected rate of return on assets (%)		na	6.3	na	7.0
Impact of:	1% increase ($)	na	(51)	na	(1)
	1% decrease ($)	na	50	na	1
Assumed overall health care cost trend rate (%)		na	na	5.5 (1)	5.6 (2)
Impact of:	1% increase ($)	na	na	132	13
	1% decrease ($)	na	na	(107)	(11)
(1)	Trending to 4.5% in 2030 and remaining at that level thereafter.
(2)	Trending to 4.4% in 2030 and remaining at that level thereafter.

na – not applicable

Cash Flows

Cash payments we made during the year in connection with our employee future benefit plans are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2011	2010	2009	2011	2010	2009
Contributions to defined benefit plans	150	744	433	–	–	–
Contributions to defined contribution plans	7	7	8	–	–	–
Benefits paid directly to pensioners	21	22	31	30	29	26
Total	178	773	472	30	29	26

Our best estimate of the amounts we expect to contribute for the year ending October 31, 2012 is approximately $196 million to our pension benefit plans and $40 million to our other employee future benefit plans.

Estimated Future Benefit Payments

Estimated future benefit payments in the next five years and thereafter are as follows:

(Canadian $ in millions)	Pension benefit plans	Other employee future benefit plans
2012	284	40
2013	281	44
2014	288	46
2015	303	48
2016	314	52
2017–2021	1,724	302

162	BMO Financial Group 194th Annual Report 2011

Fair Value Hierarchy

We determine the fair value of our pension benefit and other employee future benefit plan assets using the methods described in Note 29. We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value, consistent with the fair value hierarchy table for the financial instruments held by the bank, provided in Note 29. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, derivative assets and derivative liabilities was as follows:

Pension Benefit Plans
As at October 31 (Canadian $ in millions)	2011			2010
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Cash and Cash Equivalents	154	–	–	218	–	–
Securities issued or guaranteed by:
Canadian federal government	319	–	–	562	–	–
Canadian provincial and municipal governments	1,040	20	3	919	35	2
U.S. federal government	41	–	–	10	–	–
U.S. states, municipalities and agencies	12	14	–	11	24	–
Other governments	68	–	2	66	3	–
Mortgage-backed securities and collateralized mortgage obligations	–	99	15	–	27	24
Corporate debt	401	382	54	388	318	36
Corporate equity	1,720	766	220	1,626	672	226
Total securities	3,601	1,281	294	3,582	1,079	288
Derivative Assets
Interest rate contracts	65	–	–	40	–	–
Foreign exchange contracts	–	373	–	–	448	–
Equity contracts	1	–	3	333	–	1
Total derivative assets	66	373	3	373	448	1
Derivative Liabilities
Interest rate contracts	63	–	–	39	–	–
Foreign exchange contracts	–	370	–	–	442	–
Equity contracts	1	–	–	323	–	–
Total derivative liabilities	64	370	–	362	442	–

Other Employee Future Benefit Plans
As at October 31 (Canadian $ in millions)	2011			2010
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Cash and Cash Equivalents	1	–	–	1	–	–
Securities issued or guaranteed by:
U.S. federal government	4	–	–	1	–	–
U.S. states, municipalities and agencies	–	1	–	–	2	–
Mortgage-backed securities and collateralized mortgage obligations	–	6	–	–	–	–
Corporate debt	7	18	–	8	19	–
Corporate equity	35	–	–	36	–	–
Total securities	46	25	–	45	21	–

BMO Financial Group 194th Annual Report 2011	163

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below presents a reconciliation of all changes in plan assets categorized as Level 3 financial instruments for the year ended October 31, 2011:

Pension Benefit Plans For the year ended October 31, 2011 (Canadian $ in millions)	Balance at October 31, 2010	Realized gains (losses)	Unrealized gains (losses)	Purchases	Sales	Maturities	Transfers into Level 3	Transfers out of Level 3		Fair value as at October 31, 2011	Unrealized gains (losses) on assets and liabilities still held at October 31, 2011
Securities issued or guaranteed by:
Canadian provincial and municipal governments	2	–	1	–	–	–	–	–		3	1
U.S. states, municipalities and agencies	–	–	–	–	–	–	2	–		2	–
Mortgage-backed securities and collateralized mortgage obligations	24	(1)	1	–	(7)	–	–	(2)		15	1
Corporate debt	36	–	1	42	(2)	(8)	–	(15	)(1)	54	–
Corporate equity	226	–	(4)	–	–	–	–	(2)		220	(5)
Total securities	288	(1)	(1)	42	(9)	(8)	2	(19)		294	(3)
Derivative Assets
Equity contracts	1	–	–	4	(2)	–	–	–		3	–
Total derivative assets	1	–	–	4	(2)	–	–	–		3	–
(1)	During the year ended October 31, 2011, certain privately issued debt securities were exchanged by the issuer for publicly traded debt securities, and those exchanges were classified as transfers from Level 3 to Level 2 within corporate debt securities.

The table below presents a reconciliation of all changes in plan assets categorized as Level 3 financial instruments for the year ended October 31, 2010:

Pension Benefit Plans For the year ended October 31, 2010 (Canadian $ in millions)	Balance at October 31, 2009	Realized gains (losses)	Unrealized gains (losses)	Purchases	Sales	Maturities	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2010	Unrealized gains (losses) on assets and liabilities still held at October 31, 2010
Securities issued or guaranteed by:
Canadian provincial and municipal governments	10	–	2	–	–	–	2	(12)	2	–
U.S. states, municipalities and agencies	1	–	–	–	–	–	–	(1)	–	–
Mortgage-backed securities and collateralized mortgage obligations	20	–	–	9	(2)	–	–	(3)	24	–
Corporate debt	20	–	3	28	(2)	–	–	(13)	36	2
Corporate equity	223	–	2	2	–	–	–	(1)	226	2
Total securities	274	–	7	39	(4)	–	2	(30)	288	4
Derivative Assets
Equity contracts	1	–	–	2	(2)	–	–	–	1	–
Total derivative assets	1	–	–	2	(2)	–	–	–	1	–

Note 24: Income Taxes

We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements regardless of when they are recognized for income tax purposes, with the exception of repatriation of retained earnings from our foreign subsidiaries, as noted below.

In addition, we record an income tax expense or benefit directly in shareholders’ equity when the taxes relate to amounts recorded in shareholders’ equity. For example, income tax expense (recovery) on hedging gains (losses) related to our net investment in foreign operations is recorded in shareholders’ equity as part of accumulated other comprehensive income (loss) on translation of net foreign operations.

The future income tax balances included in other assets of $2,787 million and in other liabilities of $314 million as at October 31, 2011 ($559 million and $332 million, respectively, in 2010) are the cumulative amount of tax applicable to temporary differences between the accounting and tax values of our assets and liabilities and the future tax benefit of tax loss carryforwards. Future income tax assets and liabilities are measured at the tax rates expected to apply when these differences reverse. Changes in future income tax assets and liabilities related to a change in tax rates are recorded in income in the period the tax rate change is substantively enacted.

164	BMO Financial Group 194th Annual Report 2011

Components of Future Income Tax Balances
(Canadian $ in millions)	Allowance for credit losses	Employee future benefits	Deferred compensation benefits	Other comprehensive income	Tax loss carry- forwards	Other	Less: valuation allowance	Total
Future Income Tax Assets
As at October 31, 2009	547	222	197	17	84	135	(100)	1,102
Benefit (expense) to income statement	16	(12)	19	–	122	76	(31)	190
Benefit (expense) to equity	–	–	–	5	–	(2)	–	3
Translation and other	(27)	2	(3)	(5)	(4)	(6)	6	(37)
As at October 31, 2010	536	212	213	17	202	203	(125)	1,258
Acquisitions	1,136	(3)	67	–	781	144	–	2,125
Benefit (expense) to income statement	50	9	9	–	177	41	29	315
Benefit (expense) to equity	–	–	–	(48)	–	–	–	(48)
Translation and other	53	(1)	2	1	31	5	3	94
As at October 31, 2011	1,775	217	291	(30)	1,191	393	(93)	3,744

(Canadian $ in millions)			Premises and equipment	Pension benefits	Goodwill and intangible assets	Securities	Other	Total
Future Income Tax Liabilities
As at October 31, 2009			(196)	(416)	(100)	(184)	(23)	(919)
Benefit (expense) to income statement			1	(147)	–	(7)	62	(91)
Benefit (expense) to equity			–	–	–	–	–	–
Translation and other			9	–	5	(2)	(33)	(21)
As at October 31, 2010			(186)	(563)	(95)	(193)	6	(1,031)
Acquisitions			(48)	(2)	47	–	3	–
Benefit (expense) to income statement			(33)	51	(223)	(3)	(29)	(237)
Benefit (expense) to equity			–	–	–	–	–	–
Translation and other			3	2	4	(1)	(11)	(3)
As at October 31, 2011			(264)	(512)	(267)	(197)	(31)	(1,271)
Certain	comparative figures have been reclassified to conform with the current year’s presentation.

Included in future income tax assets is $90 million related to Canadian tax loss carryforwards that will expire in 2030 and 2031 and $1,032 million (net of valuation allowance) related to U.S. operations. Of the $1,032 million, $967 million relates to Federal losses which will expire in various amounts in U.S. taxation years from 2028 through 2030 and $65 million relates to State losses which will expire in various amounts in U.S. taxation years from 2012 through 2031. The valuation allowance as at October 31, 2011 is attributable to future income tax assets generated with respect to certain U.S. states for which management believes it is more likely than not that realization of these assets will not occur.

Income that we earn in foreign countries through our branches or subsidiaries is generally subject to tax in those countries. We are also subject to Canadian taxation on the income earned in our foreign branches. Canada allows a credit for foreign taxes paid on this income. Upon repatriation of earnings from certain foreign subsidiaries, we would be required to pay tax on certain of these earnings. As repatriation of such earnings is not planned in the foreseeable future, we have not recorded the related future income tax liability. The Canadian and foreign taxes that would be payable, at existing tax rates, if all of our foreign subsidiaries’ earnings were repatriated as at October 31, 2011, 2010 and 2009 are estimated to be $199 million, $209 million and $236 million, respectively.

Provision for Income Taxes (Canadian $ in millions)	2011	2010	2009
Consolidated Statement of Income
Provision for (recovery of) income taxes
– Current	995	786	120
– Future	(78)	(99)	97
	917	687	217
Shareholders’ Equity
Income tax expense related to:
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	(17)	(4)	279
Gains (losses) on cash flow hedges	123	21	(108)
Impact of hedging unrealized gains on translation of net foreign operations	41	206	382
Other	–	2	(13)
Total	1,064	912	757

Components of Total Provision for Income Taxes
(Canadian $ in millions)	2011	2010	2009
Canada: Current income taxes
Federal	616	639	544
Provincial	338	341	290
	954	980	834
Canada: Future income taxes
Federal	11	(20)	120
Provincial	7	(12)	69
	18	(32)	189
Total Canadian	972	948	1,023
Foreign: Current income taxes	140	34	(179)
Future income taxes	(48)	(70)	(87)
Total foreign	92	(36)	(266)
Total	1,064	912	757

BMO Financial Group 194th Annual Report 2011	165

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Set out below is a reconciliation of our statutory tax rates and income tax that would be payable at these rates to the effective income tax rates and provision for income taxes that we have recorded in our Consolidated Statement of Income:

(Canadian $ in millions, except as noted)		2011		2010		2009
Combined Canadian federal and provincial income taxes at the statutory tax rate	1,200	28.2%	1,086	30.4%	657	31.6%
Increase (decrease) resulting from:
Tax-exempt income	(161)	(3.8)	(240)	(6.7)	(161)	(7.7)
Foreign operations subject to different tax rates	(80)	(1.9)	(81)	(2.3)	(205)	(9.9)
Change in tax rate for future income taxes	2	–	6	0.2	5	0.2
Other (1)	(44)	(1.0)	(84)	(2.4)	(79)	(3.7)
Provision for income taxes and effective tax rate	917	21.5%	687	19.2%	217	10.5%
(1)	Includes net recovery of prior years’ income taxes in the amount of $39 million in 2011, $54 million in 2010 and $75 million in 2009.
Certain	comparative figures have been reclassified to conform with the current year’s presentation.

The difference between the tax benefit recognized in the financial statements and the tax benefit claimed on a tax return position is referred to as an unrecognized tax benefit (“UTB”). A reconciliation of the change in the UTB balance (excluding any related accrual for interest) is as follows:

Reconciliation of the Change in Unrecognized Tax Benefits
(Canadian $ in millions)	2011	2010
Unrecognized tax benefits, beginning of year	300	376
Increases related to positions taken during prior years	42	–
Increases related to positions taken during the current year	38	40
Decreases related to positions taken during prior years	(41)	(38)
Decreases due to lapse of statute of limitations	(14)	(16)
Settlements and reassessments	(52)	(62)
Acquisitions	48	–
Unrecognized tax benefits, end of year	321	300

As at October 31, 2011 and 2010, the balance of our UTBs recorded in Other liabilities in our Consolidated Balance Sheet, excluding any related accrual for interest, was $321 million and $300 million, respectively, all of which affects our tax rate. It is difficult to predict changes in UTBs over the next 12 months.

We accrue applicable income tax-related penalties within income tax expense on our UTBs. We accrue applicable income tax-related interest as interest expense. As at October 31, 2011 and 2010, our accrual for interest and penalties related to income taxes, net of payments on deposit to taxing authorities, was $16 million and $20 million, respectively. There was a net decrease of $4 million in the accrual for interest and penalties during the year ended October 31, 2011.

We and our subsidiaries are subject to Canadian federal and provincial income tax, U.S. federal, state and local income tax, and income tax in other foreign jurisdictions. The following are the major tax jurisdictions in which we and our subsidiaries operate and the earliest tax year not yet closed by tax authorities:

Jurisdiction	Tax year
Canada	2004
United States	2008

Note 25: Earnings Per Share

Basic Earnings per Share

Our basic earnings per share is calculated by dividing our net income, after deducting total preferred share dividends, by the daily average number of fully paid common shares outstanding throughout the year.

Basic Earnings Per Share
(Canadian $ in millions, except as noted)	2011	2010	2009
Net income	3,266	2,810	1,787
Dividends on preferred shares	(144)	(136)	(120)
Net income available to common shareholders	3,122	2,674	1,667
Average number of common shares outstanding (in thousands)	591,253	559,822	540,294
Basic earnings per share (Canadian $)	5.28	4.78	3.09

Diluted Earnings per Share

Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the year for instruments that were outstanding all year or from the date of issue for instruments issued during the year.

Convertible Shares

In determining diluted earnings per share, we increase net income available to common shareholders by dividends paid on convertible preferred shares as these dividends would not have been paid if the shares had been converted at the beginning of the year. These dividends were less than $1 million for the years ended October 31, 2011, 2010 and 2009. Similarly, we increase the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place at the beginning of the year.

Our Series 10 Class B Preferred shares, in certain circumstances, are convertible into common shares. These conversions are not included in the calculation of diluted earnings per share as we have the option to settle the conversion in cash instead of common shares.

Employee Stock Options

In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the year had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. We do not adjust for stock options with a strike price above the average share price for the year because including them would increase our earnings per share, not dilute it.

166	BMO Financial Group 194th Annual Report 2011

Diluted Earnings Per Share
(Canadian $ in millions, except as noted)	2011	2010	2009
Net income available to common shareholders adjusted for dilution effect	3,122	2,675	1,668
Average number of common shares outstanding (in thousands)	591,253	559,822	540,294
Convertible shares	228	252	253
Stock options potentially exercisable (1)	9,880	10,732	7,700
Common shares potentially repurchased	(7,806)	(7,681)	(5,934)
Average diluted number of common shares outstanding (in thousands)	593,555	563,125	542,313
Diluted earnings per share (Canadian $)	5.26	4.75	3.08
(1)	In computing diluted earnings per share we excluded average stock options outstanding of 2,597,935, 2,317,074 and 8,244,478 with weighted-average exercise prices of $130.23, $61.52 and $46.92 for the years ended October 31, 2011, 2010 and 2009, respectively.

Note 26: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.

Personal and Commercial Banking Canada

Personal and Commercial Banking Canada (‘P&C Canada’) offers a broad range of products and services to personal and business customers, including solutions for everyday banking, financing, investing, credit cards and creditor insurance, as well as a broad suite of commercial and financial advisory services, through an integrated network of branches, telephone banking, online and mobile banking and automated banking machines as well as expertise from mortgage specialists, financial planners and small business bankers.

Personal and Commercial Banking U.S.

Personal and Commercial Banking U.S. (“P&C U.S.”) offers a broad range of products and services to personal and business clients in select U.S. Midwest markets, Arizona and Florida through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.

Private Client Group

Private Client Group (“PCG”), our group of wealth management businesses, serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional markets, with a broad offering of wealth management products and solutions including insurance products. PCG operates in both Canada and the United States, as well as in Asia and Europe.

BMO Capital Markets

BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, these clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. BMO CM offers clients financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.

Corporate Services

Corporate Services includes the corporate units that provide enterprise-wide expertise and governance support in areas such as Technology and Operations (“T&O”), strategic planning, legal and compliance, finance, internal audit, risk management, corporate communications, economics, corporate marketing and human resources. Operating results include revenues and expenses associated with certain securitization and asset – liability management activities, the elimination of taxable equivalent adjustments, the impact of our expected loss provisioning methodology, the results from certain impaired loan portfolios, the impact of certain fair value adjustments, and integration and restructuring costs relating to the M&I acquisition.

T&O manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.

Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups and only minor amounts are retained. As such, results for Corporate Services largely reflect the activities outlined above.

Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.

Basis of Presentation

The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provisions for credit losses, as described below.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.

During the year ended October 31, 2010, we changed the accounting for certain BMO CM transactions to a basis that reflects their teb. We believe these adjustments are useful and reflect how BMO CM manages its business, since it enhances the comparability of taxable revenues and tax-advantaged revenues. The change results in increases in net interest income and income taxes in BMO CM with offsetting amounts reflected in Corporate Services. There was no overall net income change in either of the two groups. Prior periods have been restated to reflect this reclassification.

BMO Financial Group 194th Annual Report 2011	167

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Provisions for Credit Losses

Provisions for credit losses are generally allocated to each group based on expected losses for that group. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.

Acquisition of Marshall & IIsley Corporation

Commencing on July 5, 2011, our P&C U.S., PCG, BMO CM and Corporate Services segments include a portion of M&I’s acquired business. Within Corporate Services we have included the fair value adjustments for credit losses on the M&I loan portfolio and the valuation of loans and deposits at current market rates. Upon acquisition, Corporate Services also included approximately $1.5 billion of certain M&I impaired real estate – secured assets, comprised primarily of commercial real estate loans. Corporate Services results will include any changes in our estimate of credit losses as well as adjustment to net interest income. The operating groups’ results will reflect the provision for credit losses on an expected loss basis and net interest income based on the contractual rates for loans and deposits.

Securitization Accounting

During the year ended October 31, 2010, we changed the manner in which we report securitized assets in our segmented disclosure. Previously, certain securitized mortgage assets were not reported in P&C Canada’s balance sheet. We now report all securitized mortgage assets in P&C Canada, with offsetting amounts in Corporate Services, and net interest income earned on all securitized mortgage assets is included in P&C Canada net interest income. Previously, net interest income earned on certain securitized mortgage assets was included in P&C Canada non-interest revenue. Prior periods have been restated to conform to this new presentation.

U.S. Mid-Market Client Accounts

Effective in the year ended October 31, 2010, we identified U.S. mid-market client accounts that would be better served by a commercial banking model and transferred their balances to P&C U.S. from BMO CM. Prior periods have been restated to reflect this reclassification.

Impaired Real Estate Secured Loans

During the year ended October 31, 2011, approximately $1 billion of impaired real estate secured loans comprised primarily of commercial real estate loans were transferred to Corporate Services from P&C U.S. to allow our businesses to focus on ongoing customer relationships and leverage our risk management expertise in our special assets management unit. Prior periods have been restated to reflect this transfer.

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

168	BMO Financial Group 194th Annual Report 2011

Our results and average assets, grouped by operating segment and geographic region, are as follows:

(Canadian $ in millions)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total	Canada	United States	Other countries
2011 (2)
Net interest income	4,368	1,625	440	1,208	(562)	7,079	4,959	2,027	93
Non-interest revenue	1,700	368	2,119	2,133	319	6,639	4,971	1,396	272
Total Revenue	6,068	1,993	2,559	3,341	(243)	13,718	9,930	3,423	365
Provision for credit losses	547	202	9	120	(21)	857	381	477	(1)
Amortization	143	112	43	29	208	535	361	169	5
Non-interest expense	3,007	1,137	1,828	1,878	220	8,070	5,482	2,390	198
Income before taxes and non-controlling interest in subsidiaries	2,371	542	679	1,314	(650)	4,256	3,706	387	163
Income taxes	670	187	161	394	(495)	917	823	92	2
Non-controlling interest in subsidiaries	–	–	–	–	73	73	54	19	–
Net Income	1,701	355	518	920	(228)	3,266	2,829	276	161
Average Assets	153,837	40,392	16,366	218,239	14,815	443,649	279,554	142,675	21,420
Goodwill (As at)	120	2,502	772	189	2	3,585	472	3,092	21

2010 (2)
Net interest income	4,164	1,104	365	1,394	(792)	6,235	4,766	1,351	118
Non-interest revenue	1,667	325	1,880	1,884	219	5,975	4,408	1,288	279
Total Revenue	5,831	1,429	2,245	3,278	(573)	12,210	9,174	2,639	397
Provision for credit losses	502	124	7	264	152	1,049	485	573	(9)
Amortization	136	64	36	35	199	470	351	114	5
Non-interest expense	2,849	914	1,589	1,790	(22)	7,120	5,088	1,861	171
Income before taxes and non-controlling interest in subsidiaries	2,344	327	613	1,189	(902)	3,571	3,250	91	230
Income taxes	704	113	153	373	(656)	687	661	13	13
Non-controlling interest in subsidiaries	–	–	–	–	74	74	55	19	–
Net Income	1,640	214	460	816	(320)	2,810	2,534	59	217
Average Assets	145,467	31,737	14,213	200,863	6,194	398,474	256,611	114,334	27,529
Goodwill (As at)	121	1,020	363	113	2	1,619	447	1,150	22

2009 (2)
Net interest income	3,810	1,248	353	1,527	(1,368)	5,570	3,683	1,582	305
Non-interest revenue	1,478	347	1,659	1,558	452	5,494	4,031	1,238	225
Total Revenue	5,288	1,595	2,012	3,085	(916)	11,064	7,714	2,820	530
Provision for credit losses	387	92	5	146	973	1,603	517	1,065	21
Amortization	138	80	31	36	187	472	335	132	5
Non-interest expense	2,684	937	1,535	1,708	45	6,909	4,895	1,857	157
Income before taxes and non-controlling interest in subsidiaries	2,079	486	441	1,195	(2,121)	2,080	1,967	(234)	347
Income taxes	650	167	80	325	(1,005)	217	351	(145)	11
Non-controlling interest in subsidiaries	–	–	–	–	76	76	55	21	–
Net Income	1,429	319	361	870	(1,192)	1,787	1,561	(110)	336
Average Assets	139,945	41,175	11,594	248,188	(2,354)	438,548	266,649	142,478	29,421
Goodwill (As at)	119	984	358	106	2	1,569	436	1,109	24
(1)	Corporate Services includes Technology and Operations.
(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.

Prior years have been restated to give effect to the current year’s organizational structure and presentation changes.

Note 27: Related Party Transactions

Related parties include directors, executives and their affiliates, along with joint ventures and equity-accounted investees.

Directors, Executives and Their Affiliates

Loans are available to executives at preferred rates related to transfers we initiate. The transferee loan amounts outstanding under preferred rate mortgage loan agreements were $38 million and $47 million at October 31, 2011 and 2010, respectively. The interest earned on these loans is recorded in interest, dividend and fee income in our Consolidated Statement of Income.

We provide certain banking services to our directors on the same terms that we offer to our customers for these services. Loans to directors totalled $71 million and $26 million at October 31, 2011 and 2010, respectively.

Board of Directors Compensation

Stock Option Plan

During the year ended October 31, 2002, we introduced a stock option plan for non-officer directors, the terms of which are the same as the plan for designated officers and employees described in Note 22. Options to purchase a total of 147,000 common shares were granted under the Non-Officer Director Stock Option Plan. The granting of options under this plan was discontinued effective November 1, 2003.

Stock option expense for this plan is calculated in the same manner as employee stock option expense. The expense related to this plan was fully amortized prior to November 1, 2007.

BMO Financial Group 194th Annual Report 2011	169

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Share Units

Members of our Board of Directors are required to take 100% of their annual retainers and other fees in the form of either our common shares (purchased on the open market) or deferred share units until such time as the directors’ shareholdings are greater than six times their annual retainers as directors. After this threshold is reached, directors are required to take at least 50% of their annual retainers in this form.

Members of the Board of Directors of our wholly owned subsidiary, BMO Financial Corp., are required to take a specified minimum amount of their annual retainers and other fees in the form of deferred share units.

Deferred share units allocated under these deferred share unit plans are adjusted to reflect dividends and changes in the market value of our common shares. The value of these deferred share units is paid upon termination of service as a director.

Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $34 million and $28 million as at October 31, 2011 and 2010, respectively. Expenses for these plans are included in other expenses in our Consolidated Statement of Income and totalled $4 million, $4 million and $4 million for the years ended October 31, 2011, 2010 and 2009, respectively.

Joint Ventures and Equity-Accounted Investees

We provide banking services to our joint ventures and equity-accounted investees on the same terms that we offer to our customers for these services.

Our common share investment in a joint venture of which we own 50% totalled $402 million as at October 31, 2011 ($366 million in 2010). We proportionately consolidate our joint venture and eliminate our common share investment upon proportionate consolidation.

Our investments in entities over which we exert significant influence totalled $187 million as at October 31, 2011 ($196 million in 2010).

Employees

A select suite of customer loan and mortgage products is offered to employees at rates normally accorded to preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

Note 28: Contingent Liabilities

(a) Legal Proceedings

In the bankruptcy of Adelphia Communications Corporation (“Adelphia”), the Official Committees of Unsecured Creditors and Equity Security Holders or their successor, the Adelphia Recovery Trust (“ART”), filed a Complaint against Bank of Montreal, BMO Capital Markets Corp. (previously Harris Nesbitt Corp.), BMO Capital Markets Financing Inc. (the “BMO Defendants”), and other financial institutions. The Complaint alleged various federal statutory and common law claims and sought damages of approximately $5 billion. The action brought by the ART was settled during the year ended October 31, 2010 as against many financial institutions, including the BMO Defendants. A separate action brought by a group of plaintiffs that opted out of the settlement of a class action brought by investors in Adelphia securities was settled during the year ended October 31, 2011. This resolves all outstanding litigation related to Adelphia.

BMO Nesbitt Burns Inc., an indirect subsidiary of Bank of Montreal, has been named as a defendant in several individual actions and proposed class actions in Canada and the United States brought on behalf of shareholders of Bre-X Minerals Ltd. Many of the actions have been resolved as to BMO Nesbitt Burns Inc., including two during the year ended October 31, 2010. Management believes that there are strong defences to the remaining claims and will vigorously defend them.

Following our disclosures of mark-to-market losses in our commodities trading businesses on April 27, 2007 and May 17, 2007 aggregating $680 million (pre-tax) as of April 30, 2007, we have received inquiries, requests for documents or subpoenas pertaining to those trading losses from securities, commodities, banking and law enforcement authorities.

On November 18, 2008, a number of proceedings were commenced by these authorities against certain parties that were involved in the commodities trading losses. We are not a party to these proceedings. We are cooperating with all of these authorities.

Bank of Montreal and its subsidiaries are party to other legal proceedings, including regulatory investigations, in the ordinary course of their businesses. While there is inherent difficulty in predicting the outcome of these proceedings, management does not expect the outcome of any of these other proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of Bank of Montreal.

(b) Collateral

When entering into trading activities such as reverse repurchase agreements, securities borrowing and lending activities or financing and derivative transactions, we require our counterparty to provide us with collateral that will protect us from losses in the event of the counterparty’s default. The fair value of collateral that we are permitted to sell or repledge (in the absence of default by the owner of the collateral) was $36,122 million as at October 31, 2011 ($32,837 million in 2010). The fair value of financial assets accepted as collateral that we have sold or repledged was $28,115 million as at October 31, 2011 ($24,733 million in 2010).

Collateral transactions are conducted under terms that are usual and customary in standard trading activities. If there is no default, the securities or their equivalent must be returned to the counterparty at the end of the contract.

170	BMO Financial Group 194th Annual Report 2011

(c) Pledged Assets

In the normal course of our business, we pledge assets as security for various liabilities that we incur. The following tables summarize our pledged assets, to whom they are pledged and in relation to what activity:

(Canadian $ in millions)	2011	2010
Cash resources	2,931	3,048
Securities
Issued or guaranteed by Canada	12,432	14,231
Issued or guaranteed by a Canadian province, municipality or school corporation	4,477	3,087
Other securities	20,225	29,547
Mortgages, securities borrowed or purchased under resale agreements and other	35,336	29,562
Total assets pledged (1)	75,401	79,475

Excludes restricted cash resources disclosed in Note 2.

(Canadian $ in millions)	2011	2010
Assets pledged to: (2)
Clearing systems, payment systems and depositories	1,150	1,025
Bank of Canada	2,436	2,305
Foreign governments and central banks	2,772	936
Assets pledged in relation to:
Obligations related to securities lent or sold under repurchase agreements	28,839	38,097
Securities borrowing	17,229	16,911
Derivatives transactions	7,306	7,620
Mortgages	11,663	9,927
Other	4,006	2,654
Total	75,401	79,475

Excludes cash pledged with central banks disclosed as restricted cash in Note 2.

Excludes collateral received that has been sold or repledged as disclosed in the collateral section of this note.

(1)	Excludes rehypothecated assets of $11,847 million ($3,180 million in 2010) pledged in relation to securities borrowing transactions.
(2)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

(d) Other Commitments

As a participant in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase the new issue for resale to investors. In connection with these activities, as at October 31, 2011 our related commitments were $2,074 million ($1,177 million in 2010).

Note 29: Fair Value of Financial Instruments

We record trading assets and liabilities, derivatives, available-for-sale securities and securities sold but not yet purchased at fair value and other non-trading assets and liabilities at amortized cost less allowances or write-downs for impairment. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions. These fair values are based upon the estimated amounts for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business.

Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value represents our estimate of the amounts for which we could exchange the financial instruments with willing third parties who were interested in acquiring the instruments. In most cases, however, the financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. In those cases, we have estimated fair value taking into account only changes in interest rates and credit risk that have occurred since we acquired them or entered into the underlying contracts. These calculations represent management’s best estimates based on a range of methodologies and assumptions; since they involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the instruments.

Interest rate changes are the main cause of changes in the fair value of our financial instruments.

Financial Instruments Whose Book Value

Approximates Fair Value

Fair value is assumed to equal book value for acceptance-related liabilities and securities lent or sold under repurchase agreements, due to the short-term nature of these assets and liabilities. Fair value is also assumed to equal book value for our cash resources, certain other assets and certain other liabilities.

Loans

In determining the fair value of our loans, we incorporate the following assumption:

•

For fixed rate and floating rate performing loans and customers’ liability under acceptances, we discount the remaining contractual cash flows, adjusted for estimated prepayment, at market interest rates currently offered for loans with similar terms.

The value of our loan balances determined using the above assumption is further adjusted by a credit mark that represents an estimate of the expected credit losses in our loan portfolio.

BMO Financial Group 194th Annual Report 2011	171

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Securities

The fair value of our securities, both trading and available-for-sale, by instrument type and the methods used to determine fair value are provided in Note 3.

Derivative Instruments

The methods used to determine the fair value of derivative instruments are provided in Note 10.

Deposits

In determining the fair value of our deposits, we incorporate the following assumptions:

•

For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows for these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risks.

•	For fixed rate deposits with no defined maturities, we consider fair value to equal book value based on book value being equivalent to the amount payable on the reporting date.
•	For floating rate deposits, changes in interest rates have minimal impact on fair value since deposits reprice to market frequently. On that basis, fair value is assumed to equal book value.

Subordinated Debt and Capital Trust Securities

The fair value of our subordinated debt and capital trust securities is determined by referring to current market prices for similar instruments.

Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values.

(Canadian $ in millions)			2011			2010
	Book value	Fair value	Fair value over (under) book value	Book value	Fair value	Fair value over (under) book value
Assets
Cash and cash equivalents	19,626	19,626	–	17,368	17,368	–
Interest bearing deposits with banks	3,968	3,968	–	3,186	3,186	–
Securities	131,346	131,480	134	123,399	123,433	34
Securities borrowed or purchased under resale agreements	37,970	37,970	–	28,102	28,102	–
Loans
Residential mortgages	54,350	55,131	781	48,641	49,425	784
Credit card, consumer instalment and other personal loans	61,241	60,829	(412)	54,080	53,718	(362)
Businesses and governments	83,714	82,965	(749)	66,975	66,218	(757)
	199,305	198,925	(380)	169,696	169,361	(335)
Customers’ liability under acceptances	7,193	7,146	(47)	6,947	6,864	(83)
Total loans and customers’ liability under acceptances, net of allowance for credit losses	206,498	206,071	(427)	176,643	176,225	(418)
Derivative instruments	55,677	55,677	–	49,759	49,759	–
Premises and equipment	2,117	2,117	–	1,560	1,560	–
Goodwill	3,585	3,585	–	1,619	1,619	–
Intangible assets	1,562	1,562	–	812	812	–
Other assets	15,074	15,134	60	9,192	9,192	–
	477,423	477,190	(233)	411,640	411,256	(384)
Liabilities
Deposits	302,932	303,176	244	249,251	249,544	293
Derivative instruments	51,400	51,400	–	47,970	47,970	–
Acceptances	7,227	7,227	–	7,001	7,001	–
Securities sold but not yet purchased	21,099	21,099	–	16,438	16,438	–
Securities lent or sold under repurchase agreements	39,163	39,163	–	47,110	47,110	–
Other liabilities	21,731	21,815	84	17,414	17,504	90
Subordinated debt	5,348	5,507	159	3,776	3,947	171
Capital trust securities	400	403	3	800	823	23
Shareholders’ equity	28,123	28,123	–	21,880	21,880	–
	477,423	477,913	490	411,640	412,217	577
Total fair value adjustment			(723)			(961)
Certain comparative figures have been reclassified to conform with the current year’s presentation.

172	BMO Financial Group 194th Annual Report 2011

Fair Value Hierarchy

We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

As at October 31 (Canadian $ in millions)	2011					2010
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	17,590	16	–	15,932	72	–
Canadian provincial and municipal governments	5,895	119	–	3,910	5	–
U.S. federal government	5,874	–	–	8,060	–	–
U.S. states, municipalities and agencies	390	212	–	849	205	–
Other governments	1,149	–	–	1,365	–	–
Mortgage-backed securities and collateralized mortgage obligations	562	202	–	859	–	211
Corporate debt	8,185	3,676	1,269	7,419	3,595	1,358
Corporate equity	23,707	2,733	–	27,267	603	–
	63,352	6,958	1,269	65,661	4,480	1,569
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	16,635	–	–	14,701	–	–
Canadian provincial and municipal governments	1,189	298	–	1,442	253	–
U.S. federal government	4,670	–	–	5,658	–	–
U.S. states, municipalities and agencies	552	3,051	24	–	4,237	20
Other governments	7,704	825	–	9,455	587	–
Mortgage-backed securities and collateralized mortgage obligations	5,087	10,539	–	688	8,204	20
Corporate debt	5,337	173	1,280	2,959	133	1,500
Corporate equity	192	185	943	139	178	369
	41,366	15,071	2,247	35,042	13,592	1,909
Fair Value Liabilities
Securities sold but not yet purchased	21,099	–	–	16,438	–	–
Structured note liabilities	–	4,301	–	–	3,976	–
	21,099	4,301	–	16,438	3,976	–
Derivative Assets
Interest rate contracts	14	37,907	167	24	33,862	217
Foreign exchange contracts	31	10,432	–	45	10,089	–
Commodity contracts	1,473	138	–	2,207	382	–
Equity contracts	3,869	461	6	1,028	617	8
Credit default swaps	–	1,112	67	–	1,120	160
	5,387	50,050	240	3,304	46,070	385
Derivative Liabilities
Interest rate contracts	22	36,372	38	38	32,593	48
Foreign exchange contracts	23	9,827	–	20	9,517	–
Commodity contracts	1,520	320	–	2,087	501	–
Equity contracts	141	2,192	65	53	2,109	71
Credit default swaps	–	877	3	–	930	3
	1,706	49,588	106	2,198	45,650	122

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed income and equity securities using quoted market prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market inputs for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where the significant market inputs are unobservable due to inactive or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or based on broker quotes.

The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

Sensitivity analysis at October 31, 2011 for the most significant Level 3 instruments is provided below.

Within Level 3 trading securities is corporate debt of $1,246 million that relates to securities that are hedged with total return swaps and credit default swaps that are also considered Level 3 instruments.

BMO Financial Group 194th Annual Report 2011	173

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The sensitivity analysis for the structured product is performed on an aggregate basis and is described as part of the discussion on derivatives below.

Within Level 3 available-for-sale corporate debt securities as at October 31, 2011 was a deferred purchase price amount of $609 million related to our off-balance sheet securitization activities. We have determined the valuation of the deferred purchase price (excess spread) based on expected future cash flows. The significant inputs for the valuation model include interest rate, weighted-average prepayment rate, weighted-average maturity, expected credit losses and weighted-average discount rate. The determination of interest rates has the most significant impact on the valuation of the deferred purchase price. Sensitivity analysis for the deferred purchase price is included in Note 8.

Within Level 3 derivative assets and derivative liabilities as at October 31, 2011 was $234 million and $41 million related to the mark-to-market of credit default swaps and total return swaps, respectively, on structured products. We have determined the valuation of these derivatives and related securities based on estimates of current market spreads for similar structured products. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $(3) million and $3 million, respectively.

Significant Transfers

Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the years ended October 31, 2011 and 2010.

During the year ended October 31, 2011, available-for-sale securities purchased as part of the M&I acquisition that are classified as Level 3 totalled $326 million of which $124 million were sold during the year. In addition, to meet regulatory requirements after the acquisition of M&I we purchased $430 million of additional stock in Federal Reserve Banks and Federal Home Loan Banks.

During the year ended October 31, 2011, $139 million of trading corporate debt securities were transferred from Level 3 to Level 2 as values for these securities are now obtained through a third-party vendor and are based on market prices.

During the year ended October 31, 2011, $207 million and $20 million of mortgage-backed securities and collateralized mortgage obligations were transferred from Level 3 to Level 2 within trading securities and available-for-sale securities, respectively, as values for these securities are now obtained through a third-party vendor and are based on a larger volume of market prices.

During the year ended October 31, 2011, derivative assets of $84 million and derivative liabilities of $13 million were transferred from Level 3 to Level 2 as market information became available for certain over-the-counter equity contracts.

During the year ended October 31, 2010, a portion of the asset-backed commercial paper issued by the conduits known as the Montreal Accord were transferred from Level 3 to Level 2 within corporate debt trading securities because we are now valuing the notes based on broker quotes rather than internal models due to increased broker/dealer trading of these securities, resulting in improved liquidity. In addition, certain available-for-sale corporate debt securities that were previously valued using observable market information were transferred from Level 2 to Level 1 as values for these securities became available in active markets.

Changes in Level 3 Fair Value Measurements

The table below presents a reconciliation of all changes in Level 3 financial instruments for the year ended October 31, 2011, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the year ended October 31, 2011 (Canadian $ in millions)	Balance, October 31, 2010	Included in earnings	Included in other compre- hensive income	Purchases	Sales	Maturities (1)	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2011	Unrealized gains (losses) (2)
Trading Securities
Mortgage-backed securities and collateralized mortgage obligations	211	(4)	–	–	–	–	–	(207)	–	–
Corporate debt	1,358	15	–	42	(2)	(5)	–	(139)	1,269	(17)
Total trading securities	1,569	11	–	42	(2)	(5)	–	(346)	1,269	(17)
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	20	5	1	23	(18)	(7)	–	–	24	1
Mortgage-backed securities and collateralized mortgage obligations	20	–	–	–	–	–	–	(20)	–	–
Corporate debt	1,500	(83)	26	263	(161)	(265)	–	–	1,280	31
Corporate equity	369	(11)	8	761	(184)	–	–	–	943	2
Total available-for-sale securities	1,909	(89)	35	1,047	(363)	(272)	–	(20)	2,247	34
Derivative Assets
Interest rate contracts	217	9	–	8	–	(68)	1	–	167	158
Equity contracts	8	8	–	–	–	(4)	–	(6)	6	9
Credit default swaps	160	(9)	–	3	–	(9)	–	(78)	67	67
Total derivative assets	385	8	–	11	–	(81)	1	(84)	240	234
Derivative Liabilities
Interest rate contracts	48	–	–	4	–	(10)	–	(4)	38	(42)
Equity contracts	71	10	–	3	–	(10)	–	(9)	65	(65)
Credit default swaps	3	–	–	–	–	–	–	–	3	(2)
Total derivative liabilities	122	10	–	7	–	(20)	–	(13)	106	(109)
(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on October 31, 2011 are included in earnings in the year. For available-for-sale securities, the unrealized gains or losses on securities still held on October 31, 2011 are included in Accumulated Other Comprehensive Income.

174	BMO Financial Group 194th Annual Report 2011

The table below presents a reconciliation of all changes in Level 3 financial instruments for the year ended October 31, 2010, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the year ended October 31, 2010 (Canadian $ in millions)	Balance, October 31, 2009	Included in earnings	Included in other compre- hensive income	Purchases	Sales	Maturities (1)	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2010	Unrealized gains (losses) (2)
Trading Securities
Issued or guaranteed by:	49	(7)	–	–	(42)	–	–	–	–	–
U.S. states, municipalities and agencies
Mortgage-backed securities and collateralized mortgage obligations	204	34	–	8	(3)	(32)	–	–	211	20
Corporate debt	1,476	(17)	–	96	–	(1)	14	(210)	1,358	10
Total trading securities	1,729	10	–	104	(45)	(33)	14	(210)	1,569	30
Available-for-Sale Securities
Issued or guaranteed by:	86	2	(16)	–	(52)	–	–	–	20	–
U.S. states, municipalities and agencies
Mortgage-backed securities and collateralized mortgage obligations	39	1	–	–	–	(20)	–	–	20	1
Corporate debt	1,960	(281)	31	244	(156)	(252)	13	(59)	1,500	45
Corporate equity	311	(4)	(18)	78	(2)	(2)	6	–	369	–
Total available-for-sale securities	2,396	(282)	(3)	322	(210)	(274)	19	(59)	1,909	46
Derivative Assets
Interest rate contracts	1	20	–	196	–	–	–	–	217	217
Equity contracts	11	(34)	–	31	–	–	–	–	8	8
Credit default swaps	567	(53)	–	3	–	(357)	–	–	160	160
Total derivative assets	579	(67)	–	230	–	(357)	–	–	385	385
Derivative Liabilities
Interest rate contracts	73	–	–	–	–	(25)	–	–	48	48
Equity contracts	97	(57)	–	31	–	–	–	–	71	71
Credit default swaps	3	–	–	–	–	–	–	–	3	3
Total derivative liabilities	173	(57)	–	31	–	(25)	–	–	122	122
(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on October 31, 2010 are included in earnings in the year. For available-for-sale securities, the unrealized gains or losses on securities still held on October 31, 2010 are included in Accumulated Other Comprehensive Income.

Other Items Measured at Fair Value

Certain assets such as foreclosed assets are measured at fair value at initial recognition but are not required to be measured at fair value on an ongoing basis.

As at October 31, 2011, we held $181 million of foreclosed assets measured at fair value at inception, all of which were classified as Level 2. For the year ended October 31, 2011, we recorded write-downs of $36 million on these assets.

BMO Financial Group 194th Annual Report 2011	175

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 30:	Reconciliation of Canadian and United States
Generally	Accepted Accounting Principles

We prepare our consolidated financial statements in accordance with GAAP in Canada, including interpretations of GAAP by our regulator, the Office of the Superintendent of Financial Institutions Canada (“OSFI”).

We have included here the significant differences that would result if United States GAAP were applied in the preparation of our Consolidated

Balance Sheet, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income and Consolidated Statement of Accumulated Other Comprehensive Loss. We have not included our Consolidated Statement of Cash Flows as the differences are immaterial.

Condensed Consolidated Balance Sheet
As at October 31 (Canadian $ in millions)			2011			2010
	Canadian GAAP	Increase (Decrease)	United States GAAP	Canadian GAAP	Increase (Decrease)	United States GAAP
Assets
Cash and cash equivalents (o)	19,626	28	19,654	17,368	–	17,368
Interest bearing deposits with banks (a,o)	3,968	(2,369)	1,599	3,186	(1,925)	1,261
Securities – Trading (b,c,d,o)	71,579	(3,950)	67,629	71,710	(2,496)	69,214
– Available-for-sale (b,c,d,e,m,o)	58,684	3,259	61,943	50,543	7,465	58,008
– Other (b,c,f)	1,083	991	2,074	1,146	(80)	1,066
Securities borrowed or purchased under resale agreements	37,970	–	37,970	28,102	–	28,102
Loans and customers’ liability under acceptances, net of the allowance for credit losses (a,g,o,p,s)	206,498	17,491	223,989	176,643	779	177,422
Derivative instruments (g,o)	55,677	(38,583)	17,094	49,759	(33,631)	16,128
Premises and equipment (r)	2,117	(3)	2,114	1,560	(3)	1,557
Goodwill (q,r)	3,585	21	3,606	1,619	(44)	1,575
Intangible assets	1,562	–	1,562	812	–	812
Other assets (b,d,i)	15,074	10,420	25,494	9,192	6,713	15,905
Total Assets	477,423	(12,695)	464,728	411,640	(23,222)	388,418
Liabilities and Shareholders’ Equity
Deposits (g,o)	302,932	9,575	312,507	249,251	(2,094)	247,157
Derivative instruments (g,o)	51,400	(36,710)	14,690	47,970	(32,683)	15,287
Acceptances	7,227	–	7,227	7,001	–	7,001
Securities sold but not yet purchased (b)	21,099	(1,253)	19,846	16,438	–	16,438
Securities lent or sold under repurchase agreements	39,163	–	39,163	47,110	–	47,110
Other liabilities (b,d,e,i,l,o)	21,731	14,337	36,068	17,414	11,076	28,490
Subordinated debt (o)	5,348	842	6,190	3,776	–	3,776
Capital trust securities (j,o)	400	123	523	800	(800)	–
Shareholders’ equity (d,f,h,i,j,k,l,m,n,o,q) (1)	28,123	391	28,514	21,880	1,279	23,159
Total Liabilities and Shareholders’ Equity	477,423	(12,695)	464,728	411,640	(23,222)	388,418
(1)	Shareholders’ equity in United States GAAP includes non-controlling interest of $1,748 million ($2,138 million in 2010).

Reconciliation of Income
For the Year Ended October 31 (Canadian $ in millions, except per share amounts)		2011	2010	2009
Net income before non-controlling interest, as reported under Canadian GAAP		3,339	2,884	1,863
Adjustments to arrive at United States GAAP:
Net Interest Income	– Liabilities and equity (j)	33	71	80
	– Consolidation of VIEs including QSPEs (o)	37	–	–
	– Acquired loans (p)	(133)	–	–
	– Business combination (q)	97	–	–
Non-Interest Revenue	– Merchant banking (f)	12	(73)	92
	– Reclassification from trading securities to available-for-sale securities (c)	–	92	91
	– Insurance (d)	27	13	(23)
	– Derivatives (h)	185	211	3
	– Other-than-temporary impairment (m)	–	(6)	–
	– Consolidation of VIEs including QSPEs (o)	(163)	–	–
Non-Interest Expense	– Stock-based compensation	–	–	(1)
	– Pension and other employee future benefits (i)	2	(9)	–
	– Goodwill and other assets (q)	–	–	6
	– Business combination (q)	(78)	(8)	–
	– Consolidation of VIEs including QSPEs (o)	(6)	–	–
Income taxes and net change in income taxes (k) (including adjustments due to items listed above)		1	(65)	(49)
Net income before non-controlling interest, based on United States GAAP		3,353	3,110	2,062
Non-controlling interest in subsidiaries, as reported under Canadian GAAP		73	74	76
Adjustment to non-controlling interest to arrive at United States GAAP		33	71	79
Non-controlling interest in subsidiaries, based on United States GAAP		106	145	155
Preferred share dividends		144	136	120
Net income available to common shareholders, based on United States GAAP		3,103	2,829	1,787
Earnings per share: basic	– Canadian GAAP net income	5.28	4.78	3.09
	– United States GAAP net income	5.25	5.05	3.31
Earnings per share: diluted	– Canadian GAAP net income	5.26	4.75	3.08
	– United States GAAP net income	5.23	5.03	3.30

176	BMO Financial Group 194th Annual Report 2011

Reconciliation of Comprehensive Income
For the Year Ended October 31 (Canadian $ in millions)	2011	2010	2009
Total Comprehensive Income, as reported under Canadian GAAP	3,508	2,651	1,639
Adjustments to arrive at United States GAAP:
Net income adjustments, as per Reconciliation of Income	14	155	120
Unrealized gain (loss) on reclassification from trading securities to available-for-sale securities (c) (1)	–	(64)	(61)
Unrealized (gain) loss on derivatives that do not qualify as cash flow hedges under United States GAAP (h) (2)	(132)	(147)	(2)
Adjustment to unrealized gain (loss) on translation of net foreign operations, net of hedging activities	(8)	2	5
Unrealized actuarial loss on pension and other future benefits (i) (3)	(38)	(200)	(176)
Unrealized gain on insurance securities designated as held for trading under Canadian GAAP (d) (4)	48	153	226
Unrealized gain (loss) on other (m,o)	11	(2)	(16)
Total Comprehensive Income based on United States GAAP (5)	3,403	2,548	1,735
(1)	Net of income taxes of $nil in 2011, $28 million in 2010 and $30 million in 2009.
(2)	Net of income taxes of $53 million in 2011, $64 million in 2010 and $1 million in 2009.
(3)	Net of income taxes of $21 million in 2011, $71 million in 2010 and $68 million in 2009.
(4)	Net of income taxes of $19 million in 2011, $68 million in 2010 and $104 million in 2009.
(5)	Total comprehensive income is $3,509 million in 2011 ($2,693 million in 2010 and $1,890 million in 2009) including non-controlling interest of $106 million in 2011 ($145 million in 2010 and $155 million in 2009).

Reconciliation of Accumulated Other Comprehensive Loss
For the Year Ended October 31 (Canadian $ in millions)	2011	2010
Total Accumulated Other Comprehensive Loss, as reported under Canadian GAAP	(316)	(558)
Adjustments to arrive at United States GAAP:
Unrealized gain (loss) on reclassification from trading securities to available-for-sale securities (c)	(2)	(2)
Fair value adjusted for derivatives that do not qualify as cash flow hedges under United States GAAP (h)	(281)	(149)
Adjustment to unrealized gain on translation of net foreign operations, net of hedging activities	28	36
Unrealized actuarial loss on pension and other employee future benefits (i)	(1,186)	(1,148)
Unrealized gain on insurance securities classified as held for trading under Canadian GAAP (d)	427	379
Unrealized gain (loss) on other (m,o)	(7)	(18)
Total Accumulated Other Comprehensive Loss based on United States GAAP	(1,337)	(1,460)

(a) Bankers’ Acceptances

Under United States GAAP, bankers’ acceptances purchased from other banks are classified as loans. Under Canadian GAAP, bankers’ acceptances purchased from other banks are recorded as interest bearing deposits with banks in our Consolidated Balance Sheet.

(b) Accounting for Securities Transactions

Under United States GAAP, securities transactions are recognized in our Consolidated Balance Sheet when we enter into the transaction. Under Canadian GAAP, securities transactions are recognized in our Consolidated Balance Sheet when the transaction is settled.

(c) Reclassification of Securities

During the year ended October 31, 2008, we adopted new Canadian accounting guidance which allows, in rare circumstances, certain reclassifications of non-derivative financial assets from the trading category to either the available-for-sale or held-to-maturity categories. This new guidance is consistent with United States GAAP, except that United States GAAP requires that the reclassification be recorded on the date the transfer is completed. We elected to transfer from trading to available-for-sale those securities for which we had a change in intent caused by market circumstances at that time to hold the securities for the foreseeable future rather than to exit or trade them in the short term. The Canadian accounting guidance was applicable on a retroactive basis to August 1, 2008 and the transfers took place at the fair value of the securities on August 1, 2008. We reclassified these securities under United States GAAP effective October 31, 2008 at their fair value at that date. This difference will reverse as these securities are sold.

Certain securities classified as available-for-sale under Canadian GAAP must be classified as other securities under United States GAAP.

(d) Insurance Accounting

Under United States GAAP, fixed income and equity investments supporting the policy benefit liabilities of life and health insurance contracts are classified as available-for-sale securities. Under Canadian GAAP, fixed income and equity investments supporting the policy benefit liabilities of life and health insurance contracts are designated as held-for-trading securities using the fair value option.

Under United States GAAP, liabilities for life insurance contracts, except universal life and other investment-type contracts, are determined using the net level premium method. For universal life and other investment-type contracts, liabilities represent policyholder account balances and include a reserve calculated using the net level premium method for some contracts. Under Canadian GAAP, liabilities for life insurance contracts are determined using the Canadian asset liability method.

Under United States GAAP, premiums received for universal life and other investment-type contracts are recorded as a liability. Under Canadian GAAP, these premiums are recorded in income and a liability for future policy benefits is established that is an offsetting charge to income.

Under United States GAAP, reinsurance recoverables, deferred acquisition costs for life insurance and annuity contracts and the value of in-force life insurance business acquired (“VOBA”) are recorded as assets. Deferred acquisition costs and VOBA are then amortized. Under Canadian GAAP, these items are included in the insurance-related liability balance.

(e) Non-Cash Collateral

Under United States GAAP, non-cash collateral received in securities lending transactions that we are permitted by contract to sell or repledge is recorded as an asset in our Consolidated Balance Sheet and a corresponding liability is recorded for the obligation to return the collateral. Under Canadian GAAP, such collateral and the related obligation are not recorded in our Consolidated Balance Sheet. As a result of this difference, available-for-sale securities and other liabilities have been increased by $5,747 million and $3,294 million as at October 31, 2011 and 2010, respectively.

(f) Merchant Banking Investments

Under United States GAAP, our merchant banking subsidiaries account for their investments at cost or under the equity method. Under Canadian GAAP, these subsidiaries account for their investments at fair value, with changes in fair value recorded in income as they occur.

(g) Offsetting of Amounts Related to Certain Contracts

Under United States GAAP, our right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments are netted against the derivative instruments if they are executed with

BMO Financial Group 194th Annual Report 2011	177

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the same counterparty under a master netting agreement. Under Canadian GAAP, these amounts are not presented net. Cash collateral posted is recorded as a loan and cash collateral received is recorded as a deposit liability. The cash collateral applied against derivative assets and derivative liabilities was $2,151 million and $954 million, respectively as at October 31, 2011, ($2,094 million and $1,146 million, respectively in 2010). Also under United States GAAP, derivative assets and liabilities having valid rights of set-off are reported on a net basis. Under Canadian GAAP, these derivative assets and liabilities are reported on a gross basis. As a result of offsetting, the fair value amounts of derivative instruments that have been netted against derivative assets and derivative liabilities was $35,856 million at October 31, 2011 ($31,537 million in 2010).

(h) Derivatives

Certain of our interest rate swaps designated as cash flow hedges under Canadian GAAP must be marked to market through income under United States GAAP as they do not qualify for hedge accounting. Under

Canadian GAAP, they qualify for hedge accounting and are measured at fair value through other comprehensive income.

(i) Pension and Other Employee Future Benefits

United States GAAP requires us to recognize the excess of the fair value of our pension and other employee future benefit plan assets over the corresponding benefit obligation as an asset and the shortfall of the fair value of our plan assets compared to the corresponding benefit obligation as a liability. This is done on a plan-by-plan basis. The unamortized actuarial gains (losses) and the cost (benefit) of plan amendments are recorded in Accumulated Other Comprehensive (Income) Loss. Under Canadian GAAP, these amounts are recorded in our Consolidated Balance Sheet in other assets or other liabilities. There is no change in the calculation of the pension and other employee future benefits expense. Under United States GAAP, the pre-tax amounts included in Accumulated Other Comprehensive (Income) Loss are as follows:

(Canadian $ in millions)			2011			2010
	Pension	Other employee future benefits	Total	Pension	Other employee future benefits	Total
Net actuarial loss	1,517	89	1,606	1,445	162	1,607
Cost (benefit) of plan amendments	96	(17)	79	86	(25)	61
Pre-tax amounts recognized in Accumulated Other Comprehensive (Income) Loss	1,613	72	1,685	1,531	137	1,668

Since we have reclassified amounts from other assets and other liabilities to other comprehensive income, the pension and other employee benefit amounts included in other assets and other liabilities are different under

United States GAAP. Under United States GAAP, amounts related to our pension benefit plans and other employee future benefit plans are recognized in our Consolidated Balance Sheet as follows:

(Canadian $ in millions)			2011			2010
	Included in Other assets	Included in Other liabilities	Plan funded status	Included in Other assets	Included in Other liabilities	Plan funded status
Pension	272	(58)	214	373	(27)	346
Other employee future benefits	–	(880)	(880)	–	(908)	(908)

The estimated net actuarial loss (gain) and cost (benefit) of plan amendments for the pension benefit plans that will be amortized from Accumulated Other Comprehensive Income on a pre-tax basis, as an increase (decrease) in pension expense during fiscal 2012 are $94 million and $18 million, respectively. The estimated net actuarial loss (gain) and benefit of plan amendments for other employee future benefit plans that will be amortized from Accumulated Other Comprehensive Income, on a pre-tax basis, as an increase (decrease) in other employee future benefit expense during fiscal 2012 are $1 million and $(7) million, respectively. Under Canadian GAAP, these amounts are amortized from other assets or other liabilities, on a pre-tax basis, to pension and other employee future benefit expense.

Effective November 1, 2000, we adopted a new Canadian accounting standard on pension and other employee future benefits that eliminated the then existing differences between Canadian and United States GAAP. When we adopted this new standard, we accounted for the change in accounting as a charge to retained earnings. As a result, there will continue to be an adjustment to our Consolidated Statement of Income until amounts previously deferred under United States GAAP have been fully amortized to income.

(j) Liabilities and Equity

Under United States GAAP, certain of our capital trust securities that are ultimately convertible into a variable number of our common shares at the holder’s option are classified as non-controlling interest, with payments recognized as minority interest. Under Canadian GAAP, capital trust securities with this conversion feature are classified as liabilities, with payments recognized as interest expense.

(k) Income Taxes

In addition to the tax impact of other differences between Canadian and United States GAAP, under United States GAAP, tax rate changes do not have any impact on the measurement of our future income tax balances until they are passed into law. Under Canadian GAAP, tax rate changes are recorded in income in the period the tax rate change is substantively enacted.

(l) Non-controlling Interests in Consolidated Financial Statements

Under United States GAAP, all non-controlling interests held by parties other than the parent entity are reported as equity. Under Canadian GAAP, all non-controlling interests are reported as other liabilities. A continuity of non-controlling interest recorded in equity for the years ended October 31, 2010 and 2011 is as follows:

(Canadian $ in millions)
Non-controlling interest in subsidiaries, November 1, 2009	2,505
Net income attributable to non-controlling interest	(145)
Change in non-controlling interest ownership	(222)
Non-controlling interest in subsidiaries, October 31, 2010	2,138
Net income attributable to non-controlling interest	(106)
Change in non-controlling interest ownership	(284)
Non-controlling interest in subsidiaries, October 31, 2011	1,748

(m) Other-than-Temporary Impairment

Under United States GAAP, if a debt security is determined to be other-than-temporarily impaired, the amount of the impairment charge equal to the credit loss will be recorded in income and the remaining

178	BMO Financial Group 194th Annual Report 2011

impairment charge will be recorded in accumulated other comprehensive income. Under Canadian GAAP, all impairment is recorded in income.

During the year ended October 31, 2011, we recorded total other-than-temporary impairment losses of $20 million before taxes ($51 million before taxes in 2010) and $14 million after taxes ($36 million after taxes in 2010). Of these, $14 million after taxes ($34 million in 2010) were recorded in income and $nil ($2 million in 2010) were recorded in accumulated other comprehensive income.

A continuity of the credit losses recorded in income before tax on available-for-sale debt securities held at year end is as follows:

(Canadian $ in millions)	2011	2010
Balance, beginning of year	(286)	(286)
Credit impairment recognized in earnings on debt securities not previously determined to be impaired	(3)	(38)
Credit impairments recognized in earnings on debt securities that have previously been impaired	(3)	(3)
Reduction for securities sold or matured during the year	2	41
Balance, end of year	(290)	(286)

Under Canadian GAAP, impairment losses recorded against net income relating to an available-for-sale debt security may be reversed through net income if the fair value of the security increases in a subsequent period and the increase can be objectively related to an event occurring after the impairment loss was recognized in net income. This is not permitted under United States GAAP.

(n) Restricted Net Assets

Certain of our subsidiaries and equity investments are subject to regulatory requirements of the jurisdictions in which they operate. As a result, these subsidiaries and equity investees may be restricted from transferring to us our proportionate share of their assets in the form of cash dividends, loans or advances. At October 31, 2011 and 2010, restricted net assets of these subsidiaries were $8.3 billion and $6.2 billion, respectively.

(o) Accounting for Transfers of Financial Assets and Consolidation of Variable Interest Entities

Effective November 1, 2010, we adopted new United States guidance issued by the Financial Accounting Standards Board (“FASB”) on the accounting for transfer of financial assets that removes the concept of a qualifying special-purpose entity (“QSPE”). Under Canadian GAAP, assets transferred to QSPEs would not be included in our Consolidated Balance Sheet. Under United States GAAP, sales of assets to these entities would not achieve the criteria for derecognition and would therefore be reflected in the Consolidated Balance Sheet. This guidance was applied on a prospective basis. As a result of these differences being applied as at and for the year ended October 31, 2011, we recorded an additional $16 billion in loans and customers’ liability under acceptances and $10 billion in deposits; available-for-sale securities were reduced by $6 billion; and net income was decreased by $63 million.

Effective November 1, 2010, we adopted the new FASB accounting standard which changes the criteria by which an enterprise determines whether it must consolidate a VIE. Under Canadian GAAP our VIEs need to be consolidated when we absorb the majority of the expected losses or residual returns, or both. Under United States GAAP, we are required to consolidate a VIE if we have both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits resulting from those activities of the VIE. In addition, United States GAAP requires us to assess if VIEs that were previously QSPEs must be consolidated. The impact on the United States GAAP reconciliation was the consolidation of various VIEs that were not consolidated under Canadian GAAP. This guidance was applied on a prospective basis. As a result of these differences being applied as at and for the year ended October 31, 2011, we recorded an additional $4 billion in trading securities, $2 billion in deposits, less than $1 billion in other liabilities, subordinated debt and capital trust securities; derivative assets and loans and customers’ liability under acceptances were reduced by less than $1 billion respectively; and net income was decreased by $69 million.

(p) Acquired Loans

Under United States GAAP, any increase in expected undiscounted cash flows from purchased credit impaired (“PCI”) loans over their fair value at the date of acquisition is adjusted to the yield of the loan over its term. Under Canadian GAAP, any increase in expected undiscounted cash flows from purchased credit impaired loans over their fair value at the date of acquisition is recorded as a recovery.

Under United States GAAP, for purchased performing fixed term loans both the incurred and future credit mark are fully amortized into net interest income. Under Canadian GAAP, only the future portion of the credit mark is amortized into net interest income.

The accretable yield balance changes for our M&I PCI loans for the year ended October 31, 2011 are as follows:

(Canadian $ in millions)
Balance as at October 31, 2010	–
M&I acquisition	200
Accretion into income	(27)
Disposals/transfers	(14)
Balance as at October 31, 2011	159

The contractual cash flows due, carrying amount and associated allowance for credit losses for M&I purchased loans as at October 31, 2011 are as follows:

(Canadian $ in millions)	2011
Contractual cash flows	2,814
Carrying amount	1,415
Allowance for credit losses	–
Net carrying amount	1,415

Charge-offs are not recorded on PCI loans until actual losses exceed the estimated losses that were recorded as purchase accounting adjustments at acquisition date. To date, no charge-offs have been recorded for these loans.

The PCI portfolio affects our results of operations primarily through: (i) contribution to net interest income; (ii) expense related to defaults and servicing resulting from the liquidation of the loans; and (iii) any provision for credit losses.

(q) Business Combinations

Under United States GAAP, acquisition-related costs, except costs to issue debt or equity securities, are recorded as expenses in the period in which the costs are incurred and the estimated future contingent consideration to be paid is included as part of the purchase price at the time of acquisition. Under Canadian GAAP, acquisition-related costs are included in the cost of the purchase and any contingent consideration is included in the purchase price when the contingency has been resolved.

Under United States GAAP, total share consideration is determined using the share price as at the date of closing of a business combination. Under Canadian GAAP, total share consideration is calculated based upon the average price over a reasonable time before and after the date the terms of the business combination are agreed to and announced.

(r) Goodwill and Other Assets

Under United States GAAP, our acquisition of Suburban Bancorp, Inc. in 1994 was accounted for using the pooling of interests method. Under Canadian GAAP, we accounted for this acquisition using the purchase method, which resulted in the recognition and amortization of fair value increments on buildings, goodwill and intangible assets associated with the acquisition. Effective November 1, 2001, goodwill is no longer amortized to income under either United States or Canadian GAAP. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

remaining difference relates to the amortization of the fair value increments on buildings and intangible assets under Canadian GAAP.

(s) Restructured Loans

Under United States GAAP, the following additional disclosures regarding loan modifications are required that are not required under Canadian GAAP.

From time to time we modify loans due to the poor financial condition of the borrower in an effort to mitigate losses. These modifications often include granting one or more concessions that would not otherwise be considered due to the borrower experiencing financial difficulties and may include interest rate reductions, payment extensions or deferrals acceptance of equity or other assets in lieu of payment. These modifications are accounted for and reported as troubled debt restructurings (“TDRs”). Loans whose contractual terms have been modified in a TDR and are current at the time of restructuring remain in accrual status if there is demonstrated performance prior to the restructuring and payment in full under the restructured terms is expected. If a loan is in non-accrual status before it is determined to be a TDR, then the loan remains in non-accrual status subsequent to the restructuring. TDR loans in non-accrual status may be returned to accrual status after considering the borrower’s sustained repayment performance for a reasonable period. If they are not considered impaired, interest on these restructured loans is recorded on an accrual basis.

We had modified loans of $298 million as at October 31, 2011 ($336 million as at October 31, 2010 and $26 million as at October 31, 2009), of which $74 million were classified as performing ($79 million in the year ended October 31, 2010 and $24 million in the year ended October 31, 2009). Restructured loans of $30 million were written off during the year ended October 31, 2011 ($39 million in 2010 and $nil in 2009).

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Principal Subsidiaries

Entities in which the bank owns more than 50% of the issued and outstanding voting shares	Head or principal office	Book value of shares owned by the bank (Canadian $ in millions)
Bank of Montreal Assessoria e Serviços Ltda.	Rio de Janeiro, Brazil	–
Bank of Montreal Capital Markets (Holdings) Limited	London, England	146
BMO Capital Markets Limited	London, England
Pyrford International Limited	London, England
Bank of Montreal (China) Co. Ltd.	Beijing, China	265
Bank of Montreal Finance Ltd.	Toronto, Canada	29
Bank of Montreal Holding Inc.	Calgary, Canada	20,963
Bank of Montreal Securities Canada Limited	Toronto, Canada
BMO Nesbitt Burns Corporation Limited	Toronto, Canada
BMO Nesbitt Burns Inc. and subsidiaries	Toronto, Canada
BMO Finance Company II	Luxembourg, Luxembourg
BMO Group Retirement Services Inc.	Toronto, Canada
BMO Holding Finance, LLC	Wilmington, United States
BMO Investments Inc. and subsidiary	Toronto, Canada
BMO Investments Limited	Hamilton, Bermuda
Bank of Montreal (Barbados) Limited	St. Michael, Barbados
Bank of Montreal Insurance (Barbados) Limited	St. Michael, Barbados
BMO InvestorLine Inc.	Toronto, Canada
BMO Nesbitt Burns Trading Corp. S.A.	Münsbach, Luxembourg
BMO Service Inc.	Calgary, Canada
Bank of Montreal Ireland plc	Dublin, Ireland	1,572
Bank of Montreal Mortgage Corporation	Calgary, Canada	2,106
BMO Mortgage Corp.	Vancouver, Canada
BMRI Realty Investments	Toronto, Canada
Bay Street Holdings, LLC	Chicago, United States	–
BMO Finance Company I	Schuttrange, Luxembourg	597
BMO Financial Corp.	Chicago, United States	12,584
BMO Bankcorp, Inc. (1)	Chicago, United States
BMO Harris Bank National Association and subsidiaries	Chicago, United States
Harris Central N.A.	Roselle, United States
Harris Investment Management, Inc. and subsidiary	Chicago, United States
Harris Investor Services, Inc.	Chicago, United States
Harris Life Insurance Company	Scottsdale, United States
Harris Trade Services Limited	Hong Kong, China
BMO Capital Markets Corp.	New York, United States
BMO Capital Markets Equity Group (U.S.), Inc. and subsidiaries	Chicago, United States
BMO Capital Markets GKST Inc.	Chicago, United States
BMO Financial Products Corp.	Wilmington, United States
BMO Global Capital Solutions, Inc.	Chicago, United States
BMO Harris Financing, Inc. and subsidiaries	Chicago, United States
BMO Investment Financing, Inc.	Wilmington, United States
Harris Bancorp Insurance Services, Inc.	Chicago, United States
Harris RIA Holdings, Inc. and subsidiaries	Wilmington, United States
M&I Bank of Mayville	Mayville, United States
M&I Distributors, LLC	Milwaukee, United States
M&I Financial Advisors, Inc.	Milwaukee, United States
M&I Investment Management Corp. and subsidiaries	Milwaukee, United States
M&I Investment Partners Management, LLC and subsidiaries	Milwaukee, United States
M&I Private Equity Group II, LLC	Milwaukee, United States
M&I Servicing Corp.	Las Vegas, United States
Marshall & Ilsley Trust Company National Association and subsidiaries	Milwaukee, United States
psps Holdings, LLC and subsidiary	Chicago, United States
Stoker Ostler Wealth Advisors, Inc.	Scottsdale, United States
BMO GP Inc.	Toronto, Canada	–
BMO Ireland Finance Company	Dublin, Ireland	512
BMO Life Insurance Company	Toronto, Canada	523
BMO Life Holdings (Canada), ULC	Halifax, Canada
BMO Life Assurance Company	Toronto, Canada
BMO Private Equity (Canada) Inc.	Toronto, Canada	118
BMO Nesbitt Burns Employee Co-Investment Fund I Management (Canada) Inc. and subsidiaries	Toronto, Canada
BMO Trust Company	Toronto, Canada	859
BMO (US) Lending, LLC	Chicago, United States	310
Lloyd George Management (B.V.I.) Limited	Road Town, British Virgin Islands	98
Lloyd George Investment Management (B.V.I.) Ltd. and subsidiaries	Road Town, British Virgin Islands
Lloyd George Investment Management (Hong Kong) Limited	Hong Kong, China
Lloyd George Management (Europe) Limited	London, England
Lloyd George Management (Hong Kong) Limited	Hong Kong, China
Lloyd George Management (Japan) Ltd.	Tokyo, Japan
Lloyd George Management (Singapore) Pte Ltd. and subsidiary	Singapore
(1)	BMO Bankcorp, Inc. was dissolved effective November 30, 2011.

The book value of the subsidiaries represents the total common and preferred equity value of our holdings or our partnership interest where appropriate.

We directly or indirectly own 100% of the outstanding voting shares of the above subsidiaries.

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